     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2001

                                                      REGISTRATION NO. 333-56832
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                       GLOBAL POWER EQUIPMENT GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                               3443                              73-1541378
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                                6120 SOUTH YALE
                                   SUITE 1480
                             TULSA, OKLAHOMA 74136
                                 (918) 488-0828
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                LARRY D. EDWARDS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       GLOBAL POWER EQUIPMENT GROUP INC.
                                6120 SOUTH YALE
                                   SUITE 1480
                             TULSA, OKLAHOMA 74136
                                 (918) 488-0828
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              MAUREEN S. BRUNDAGE, ESQ.                               KRIS F. HEINZELMAN, ESQ.
                   WHITE & CASE LLP                                   CRAVATH, SWAINE & MOORE
             1155 AVENUE OF THE AMERICAS                                  WORLDWIDE PLAZA
            NEW YORK, NEW YORK 10036-2787                                825 EIGHTH AVENUE
                    (212) 819-8200                                    NEW YORK, NEW YORK 10019
                                                                           (212) 474-1000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 27, 2001



                                7,350,000 Shares


                               GLOBAL POWER LOGO
                                  Common Stock

                                 $   per share

                               ------------------

       This is our initial public offering and no public market currently exists for our common stock. The initial public offering price is expected to be between $16 and $18 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "GEG."

      The selling stockholders have granted the underwriters an option to purchase a maximum of 1,102,500 additional shares to cover over-allotments.

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
6.

                                                          PER
                                                         SHARE         TOTAL
                                                       ---------    ------------
Price to public......................................   $           $
Underwriting discounts and commissions...............   $           $
Proceeds to Global Power Equipment Group.............   $           $

      Delivery of the shares of common stock will be made on or about
   , 2001.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY
                               ------------------

DEUTSCHE BANC ALEX. BROWN
                                                                   RAYMOND JAMES
               The date of this prospectus is             , 2001.

[Inside front cover art on a fold-out page: Graphic of our logo and combined-cycle power plant with the labels "Exhaust Silencer," "Inlet Ductwork," "Inlet Silencer," "Exhaust Ductwork," and "Pre-Cab Assembly," positioned around the graphic and attached by bar lines to the parts of the graphic that the labels describe. The graphic and labels will be encircled with photographs of the following components and assemblies we manufacture which are attached by connectors to the specific part of the graphic that they are representative of:


- Exhaust Stack;

- Filter House;

- Gas Turbine Enclosure;

- Diverter Damper; and

- HRSG.

Below each photograph will be the text above identifying the component or assembly.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    1
RISK FACTORS................................................    6
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS......   13
USE OF PROCEEDS.............................................   14
DIVIDEND POLICY.............................................   14
DILUTION....................................................   15
CAPITALIZATION..............................................   16
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS................................................   17
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............   24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   26
BUSINESS....................................................   38
MANAGEMENT..................................................   45
PRINCIPAL AND SELLING STOCKHOLDERS..........................   53
CERTAIN TRANSACTIONS........................................   57
DESCRIPTION OF CAPITAL STOCK................................   59
SHARES ELIGIBLE FOR FUTURE SALE.............................   61
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
  NON-UNITED STATES HOLDERS OF COMMON STOCK.................   63
UNDERWRITING................................................   66
NOTICE TO CANADIAN RESIDENTS................................   69
LEGAL MATTERS...............................................   70
EXPERTS.....................................................   70
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................   70
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1


                               ------------------

     UNTIL                , 2001 (25 DAYS AFTER THE COMMENCEMENT OF THE
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes, before making an investment decision.

                       GLOBAL POWER EQUIPMENT GROUP INC.

     We are a global designer, engineer and manufacturer of a comprehensive portfolio of equipment for gas turbine power plants, with over 30 years of power generation industry experience. We believe that we are a leader in our industry, offer one of the broadest ranges of gas turbine power plant equipment in the world and hold the number one or number two market position by sales in a majority of our product lines. Our equipment is installed in power plants in more than 30 countries on six continents and we believe that we have one of the largest installed bases of gas turbine power plant equipment in the world. In addition, we provide our customers with value-added services including engineering, retrofit and upgrade, and maintenance and repair.

     According to the Energy Information Administration, or EIA, U.S. demand for electricity has increased substantially since 1990, while generating capacity has remained relatively flat. To correct this imbalance, the EIA estimates that 1,300 new power generation plants with approximately 390 gigawatts of electrical generation capacity will be needed in the United States by 2020. Internationally, the International Energy Agency, or IEA, estimates that significant new capacity is necessary to keep pace with worldwide demand, which is expanding at more than twice the rate of U.S. demand. Of the various power generation alternatives, gas turbine technology is well-positioned to benefit from the need for new and more efficient power generation infrastructure. Based on IEA projections, approximately 90% of new U.S. generation capacity and approximately 51% of new generation capacity outside the United States, net of retirements, through 2020 will employ gas turbine technology.

     We sell our products to the gas turbine power generation market, the fastest growing segment of the power generation industry. Our products are critical to the efficient operation of gas turbine power plants and are highly engineered to meet customer-specific requirements. Our products include:

     - heat recovery steam generators;

     - filter houses;

     - inlet systems;

     - gas and steam turbine enclosures;

     - exhaust systems;

     - diverter dampers; and

     - specialty boilers and related products.

We market and sell our products globally under the Deltak, Braden and Consolidated Fabricators brand names through our worldwide sales network.

     We believe that our design and engineering capabilities differentiate us from our competitors. In addition, our network of exclusive subcontractors, located throughout 30 countries, allows us to manufacture equipment for power plant projects worldwide at competitive prices. Our subcontractors also enable us to meet increasing demand without being restricted by manufacturing capacity limitations, thus limiting our capital expenditure requirements. By providing high-quality products on a timely basis and offering a broad range of equipment, we have forged long-standing relationships with the leading power industry participants, including General Electric, Mitsubishi Heavy Industries, Siemens-Westinghouse, Bechtel and Duke Power.

     Our revenues have grown from $142.7 million in fiscal year 1997 to $416.6 million in fiscal year 2000, representing a compound annual growth rate of 42.9%. To continue this growth and maximize shareholder value, we will continue to pursue the following objectives:

     - expand our leading market position in the high-growth U.S. market;

     - leverage our presence in the emerging international power markets;

     - pursue strategic acquisitions which will increase our market share in existing product lines, broaden our overall product offering and expand our geographic reach; and

     - leverage our design and engineering capabilities to expand our product lines and to capture a larger share of our customers' total equipment purchases.

BACKGROUND

     On June 5, 1998, GEEG Holdings, L.L.C. acquired Jason Incorporated's power generation division. In August 2000, investment entities controlled by Harvest Partners, Inc. acquired a controlling interest in GEEG Holdings, L.L.C. through a recapitalization of the company. This recapitalization resulted in the entities controlled by Harvest Partners, Inc. owning 81.5% of the outstanding equity interests in GEEG Holdings, L.L.C. and having a majority of the votes on its board of directors. For additional information on this transaction, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."


     In October 2000, GEEG Holdings, L.L.C. acquired CFI Holdings, Inc., including its subsidiary, Consolidated Fabricators, Inc.


     Immediately prior to the completion of this offering, GEEG Holdings, L.L.C. will complete a reorganization. As part of this reorganization, the holders of common and preferred membership units of GEEG Holdings, L.L.C. will exchange their units for shares of our common stock and GEEG Holdings, L.L.C. will merge into us, Global Power Equipment Group Inc. As a result, we will be the successor to GEEG Holdings, L.L.C. For additional information on the reorganization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Reorganization Transaction."

     Unless this prospectus indicates otherwise or the context otherwise requires, the terms "we," "our," "us" and "Global Power Equipment Group," as used in this prospectus refer to (1) the power generation division of Jason Incorporated for periods prior to June 5, 1998; (2) GEEG Holdings, L.L.C. and its subsidiaries for the period from June 5, 1998 until completion of the reorganization; and (3) Global Power Equipment Group Inc. and its subsidiaries after the reorganization.


     Our fiscal year ends on the last Saturday in December. As a result, references in this prospectus to fiscal year 1998 refer to the fiscal year ended December 26, 1998, references to fiscal year 1999 refer to the fiscal year ended December 25, 1999, references to fiscal year 2000 refer to the fiscal year ended December 30, 2000, references to first quarter of fiscal year 2000 refer to the three months ended March 25, 2000 and references to first quarter of fiscal year 2001 refer to the three months ended March 31, 2001. References in this prospectus to results of operations for fiscal year 1998 refer to the combined results of (1) Jason Incorporated's power generation division for the period from December 27, 1997 through June 4, 1998 and (2) GEEG Holdings, L.L.C. from June 5, 1998 through December 26, 1998.


     Our principal executive offices are located at 6120 South Yale, Suite 1480, Tulsa, Oklahoma 74136. Our telephone number at that location is (918) 488-0828.

                                  THE OFFERING

Common stock offered..........   7,350,000 shares

Total common stock to be
outstanding after this
  offering(1).................   44,843,264 shares

Use of proceeds...............   The net proceeds of this offering will be used
                                 to repay existing indebtedness and to pay a distribution in an aggregate amount equal to the accrued and unpaid dividends on the preferred units of GEEG Holdings, L.L.C. See
                                 "Use of Proceeds."

Proposed NYSE symbol..........   GEG
---------------
(1) This amount excludes 2,921,359 shares of common stock issuable upon exercise of options outstanding as of March 31, 2001.
                            ------------------------

     All trademarks and tradenames appearing in this prospectus are owned by their respective holders.
                            ------------------------

     Unless otherwise stated, the information in this prospectus assumes:

     - no exercise of the underwriters' option to purchase up to an additional 1,102,500 shares of common stock to cover over-allotments; and

     - completion of the reorganization described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Reorganization Transaction."
                            ------------------------

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table sets forth certain summary historical and pro forma consolidated financial data for us and our predecessor for the periods and as of the dates indicated. The financial data has been derived from our consolidated financial statements and those of our predecessor, Jason Incorporated's power generation division. The pro forma data gives effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Statements." The historical and pro forma data should be read together with the historical consolidated financial statements and related notes and the unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus.


                           HISTORICAL
                          ------------
                          PREDECESSOR
                          ------------                    HISTORICAL
                          DECEMBER 27,   --------------------------------------------
                          1997 THROUGH   JUNE 5 THROUGH
                            JUNE 4,       DECEMBER 26,    FISCAL YEAR    FISCAL YEAR
                              1998            1998            1999           2000
                          ------------   --------------   ------------   ------------
                                (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenues................    $60,881         $98,363         $275,199       $416,591
Cost of sales...........     48,529          80,283          226,051        345,688
                            -------         -------         --------       --------
 Gross profit...........     12,352          18,080           49,148         70,903
Selling and
 administrative
 expenses...............      8,787          10,825           23,166         27,045
Recapitalization
 charge(1)..............         --              --               --         38,114
Amortization expense....        787             727            1,100          1,250
                            -------         -------         --------       --------
 Operating income.......      2,778           6,528           24,882          4,494
Interest expense, net...        439           2,966            3,410         12,175
                            -------         -------         --------       --------
 Income (loss) before
   income taxes and
   extraordinary item...      2,339           3,562           21,472         (7,681)
Income tax provision
 (benefit)..............        996             176            1,087           (433)
                            -------         -------         --------       --------
 Income (loss) before
   extraordinary item...    $ 1,343         $ 3,386         $ 20,385       $ (7,248)(3)
                            =======         =======         ========       ========
PER SHARE DATA:
Earnings per share:
 Basic..................
 Diluted................
Weighted average shares
 outstanding:
 Basic..................
 Diluted................
OTHER FINANCIAL DATA:
EBITDA, as
 adjusted(2)............                    $ 8,379         $ 28,008       $ 46,919
Depreciation and
 amortization...........                      1,851            3,126          4,311
Capital expenditures....                      1,065            2,375          2,187
Net cash provided by
 (used in):
 Operating activities...                      7,514           39,466         24,789
 Investing activities...                     (1,065)           1,393        (19,840)
 Financing activities...                       (213)         (39,469)        10,246


                                                        HISTORICAL
                                                ---------------------------
                                                   THREE          THREE          PRO FORMA
                                                   MONTHS         MONTHS        AS ADJUSTED
                               PRO FORMA           ENDED          ENDED        THREE MONTHS
                              AS ADJUSTED        MARCH 25,      MARCH 31,     ENDED MARCH 31,
                          FISCAL YEAR 2000(4)       2000           2001           2001(4)
                          -------------------   ------------   ------------   ---------------
                                    (IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenues................       $447,851           $111,083       $156,170        $156,170
Cost of sales...........        369,135             92,606        129,756         129,756
                               --------           --------       --------        --------
 Gross profit...........         78,716             18,477         26,414          26,414
Selling and
 administrative
 expenses...............         30,159              5,935          8,533           8,533
Recapitalization
 charge(1)..............             --                 --             --              --
Amortization expense....          1,745                259            397             397
                               --------           --------       --------        --------
 Operating income.......         46,812             12,283         17,484          17,484
Interest expense, net...         11,589                791          6,392           2,884
                               --------           --------       --------        --------
 Income (loss) before
   income taxes and
   extraordinary item...         35,223             11,492         11,092          14,600
Income tax provision
 (benefit)..............         13,576                117            931           5,694
                               --------           --------       --------        --------
 Income (loss) before
   extraordinary item...       $ 21,647           $ 11,375       $ 10,161        $  8,906
                               ========           ========       ========        ========
PER SHARE DATA:
Earnings per share:
 Basic..................       $   0.48                                          $   0.20
                               ========                                          ========
 Diluted................       $   0.47                                          $   0.19
                               ========                                          ========
Weighted average shares
 outstanding:
 Basic..................         44,843                                            44,843
 Diluted................         45,967                                            46,509
OTHER FINANCIAL DATA:
EBITDA, as
 adjusted(2)............       $ 52,198           $ 13,184       $ 19,002        $ 19,002
Depreciation and
 amortization...........          5,386                901          1,518           1,518
Capital expenditures....          2,301                979          7,170           7,170
Net cash provided by
 (used in):
 Operating activities...                            19,652         (1,328)
 Investing activities...                              (979)        (7,170)
 Financing activities...                              (253)        (9,895)

                                                               AS OF MARCH 31, 2001
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(5)..........................................  $(30,904)    $(13,122)
Property, plant and equipment, net..........................    25,898       25,898
Goodwill(6).................................................    45,482       45,482
Total assets................................................   228,195      306,648
Total debt..................................................   210,431      105,268
Members' deficit............................................  (152,324)          --
Stockholders' equity........................................        --       36,074


---------------


(1) In fiscal year 2000, we incurred a non-recurring recapitalization charge associated with the cancellation of options outstanding as of the closing date of the August 2000 recapitalization.



(2) EBITDA, as adjusted, represents income (loss) before extraordinary item, interest, taxes, depreciation, amortization and recapitalization charge. EBITDA, as adjusted, is presented because we believe that it is frequently used by security analysts in the evaluation of companies. EBITDA, as adjusted, should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, as an alternative to net income, as an indicator of operating performance, or as an alternative to any other measure of performance in accordance with generally accepted accounting principles. Our EBITDA, before adjusting for the recapitalization charge, was $8.8 million for fiscal year 2000.



(3) Extraordinary item represents a $1.5 million loss on extinguishment of debt in August 2000.



(4)Does not include an extraordinary loss of approximately $7.5 million ($12.3 million less the associated tax benefit of $4.8 million) resulting from the write-off of deferred financing costs and debt discount as well as prepayment premiums relating to the repayment of long-term debt. This amount will be charged to earnings in the quarter in which the debt is repaid. We anticipate repaying the debt in the second quarter of fiscal year 2001.


(5) Working capital represents current assets (excluding cash and cash equivalents) less current liabilities (excluding current maturities of long-term debt).


(6) Goodwill represents the costs of acquisitions in excess of the fair value of the net assets acquired and is amortized using the straight-line method over 30 years.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information appearing in this prospectus before buying our common stock.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

SUBSTANTIALLY ALL OF OUR REVENUES ARE FROM SALES OF EQUIPMENT FOR GAS TURBINE POWER PLANTS. IF CONSTRUCTION OF NEW GAS TURBINE POWER PLANTS WERE TO DECLINE, THE MARKET FOR OUR PRODUCTS WOULD BE SIGNIFICANTLY DIMINISHED.


     The demand for our products and services depends on the continued construction of gas turbine power generation plants. In fiscal year 2000, approximately 91% of our revenues, and in the first quarter of fiscal year 2001, approximately 82% of our revenues, were from sales of equipment and provision of services for gas turbine power plants. The power generation equipment industry has experienced cyclical periods of slow growth or decline. In periods of decreased demand for new gas turbine power plants, our customers may be more likely to decrease expenditures on the types of products and systems that we supply and, as a result, our sales may decrease. In addition, the gas turbine power industry depends on natural gas. A rise in the price or shortage of natural gas could reduce the profitability of gas turbine power plants, which could adversely affect our sales.


     Environmental laws and regulations have played a part in the increased use of gas turbine technology in various jurisdictions. These laws and regulations may change or other jurisdictions may not adopt similar laws and regulations. Changes in existing laws and regulations could result in a reduction in the building and refurbishment of gas turbine power plants. In addition, stricter environmental regulation could result in our customers seeking new ways of generating electricity that do not require the use of our products. Furthermore, although gas turbine power plants have lower emissions than coal-fired power plants, emissions from gas turbine power plants remain a concern and attempts to reduce or regulate emissions could increase the cost of gas turbine power plants and result in our customers' switching to alternative sources of power.


     Other current power technologies, improvements to these technologies and new alternative power technologies that compete or may compete in the future with gas turbine power plants could affect our sales and profitability. Furthermore, in fiscal year 2000, approximately 53% of our revenues, and in the first quarter of fiscal year 2001, approximately 41% of our revenues, were from sales of heat recovery equipment used in combined-cycle power plants. Any change in the power generation industry which results in a decline in the construction of new combined-cycle power plants or a decline in the upgrading of existing simple-cycle power plants to combined-cycle ones could materially adversely affect our sales.


     Because some of our contracts stipulate that customer progress payments be made in advance of work performed, increases in overall sales volume typically allow us to finance our business through these payments. Conversely, a prolonged decline in our revenues could impair this ability.

A SMALL NUMBER OF MAJOR CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND THE LOSS OF ANY OF THESE CUSTOMERS COULD HARM US.

     We depend on a relatively small number of customers for a significant portion of our revenues. In fiscal year 1998, one customer represented more than 10% of our revenues. In fiscal year 1999, three customers each represented more than 10% of our revenues. In fiscal year 2000, two customers each represented more than 10% of our revenues. Of these two customers, one represented approximately 31% of our revenues and approximately 25% of our backlog at the end of the year, while the other represented approximately 22% of our revenues and approximately 14% of our backlog at the end of the year. In addition, our five largest customers accounted for approximately 75% of our revenues in fiscal year 2000 and approximately 66% of our backlog at the end of the year. Other than their obligations under firm orders placed in our backlog, none of our customers has a long-term contractual obligation to purchase any material amounts of products from us. All of our firm orders contain cancellation provisions which permit us to recover only our costs and a portion of our anticipated profit in the event a customer cancels its order. If a customer elects to cancel, we may not realize the full amount of revenues included in our backlog. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues. Because our major customers represent a large part of our business, the loss of any of our major customers could negatively impact our business.

IF OUR COSTS EXCEED THE ESTIMATES WE USE TO SET THE FIXED PRICES OF OUR CONTRACTS, OUR EARNINGS WILL BE REDUCED.

     We enter into all of our contracts on a fixed-price basis. As a result, we benefit from cost savings, but have limited ability to recover for any cost overruns. The costs that we incur in connection with each contract can vary, sometimes substantially, from our original projections. Because of the large scale and long duration of our contracts, unanticipated changes may occur, such as customer budget decisions, design changes, delays in receiving permits and cost increases, that may delay delivery of our products. In addition, under our contracts, we often are subject to liquidated damages for late delivery.

     Unanticipated cost increases or delays may occur as a result of several factors, including:

     - increases in the cost, or shortages, of components, materials or labor;

     - unanticipated technical problems;

     - required project modifications not initiated by the customer; and

     - suppliers' or subcontractors' failure to perform.

     Cost overruns that we cannot pass on to our customers or the payment of liquidated damages under our contracts will lower our earnings.

COMPETITION COULD RESULT IN DECREASED SALES OR DECREASED PRICES FOR OUR PRODUCTS AND SERVICES.

     Our products face and will continue to face significant competition. Competition could result in a reduction in the demand for, or the prices that we can charge for, our products and services. Our success is dependent in large part on our ability to:

     - anticipate or respond quickly to our customers' needs and enhance and upgrade our existing products and services to meet those needs;

     - continue to price our products and services competitively and find low cost subcontractors that can produce quality products; and

     - develop new products and systems that are accepted by our customers and differentiated from our competitors' offerings.

     Our competitors may:

     - develop more desirable, efficient, environmentally friendly or less expensive products;

     - be willing to accept lower prices to protect strategic marketing positions or increase market share;

     - be better able to take advantage of acquisition opportunities; or

     - adapt more quickly to changes in customer requirements.

     As a result of our competitors' business practices, we may need to lower our prices or devote significant resources to marketing our products in order to remain competitive. Lower prices or higher costs would reduce our revenues and our profitability.

IF WE ARE UNABLE TO CONTROL THE QUALITY OR TIMELY PRODUCTION OF PRODUCTS MANUFACTURED FOR US BY SUBCONTRACTORS, OUR REPUTATION COULD BE ADVERSELY AFFECTED AND WE COULD LOSE CUSTOMERS. IF WE ARE UNABLE TO RECOVER ANY ADVANCE PROGRESS PAYMENTS MADE TO SUBCONTRACTORS, OUR PROFITABILITY WOULD BE ADVERSELY AFFECTED.

     We rely on subcontractors to manufacture and assemble a substantial portion of our products. In fiscal year 2000, we estimate that subcontractors accounted for approximately 70% of our manufacturing costs. Although we have on-site supervision of our subcontractors to review and monitor their quality control systems, the quality and timing of their production is not totally under our control. Our subcontractors may not always meet the level of quality control and the delivery schedules required by our customers. The failure of our subcontractors to produce quality products in a timely manner could adversely affect our reputation and result in the cancellation of orders for our products and the loss of customers.

     Furthermore, we make advance progress payments to subcontractors in anticipation of their completion of our orders. In the event a subcontractor fails to complete an order, we may be unable to recover those advances.

INVESTORS MAY NOT BE ABLE TO PROJECT OUR FUTURE REVENUES BASED UPON THE DOLLAR AMOUNT OF OUR BACKLOG.

     Customers may cancel or delay projects for reasons beyond our control and we may be unable to replace any canceled orders with new orders. To the extent projects were delayed, the timing of our revenues could be affected. If a customer cancels an order, we may be reimbursed for incurred costs. Typically, however, we have no contractual right to the full amount of the revenues that we would have received if the order had not been canceled, which potential revenues are reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. Fluctuations in our quarterly backlog levels also result from the fact that we may receive a small number of relatively large orders in any given quarter that may be included in our backlog. Because of these large orders, our backlog in that quarter may reach levels that may not be sustained in subsequent quarters. Our backlog, therefore, is not necessarily indicative of our future revenues.

IT MAY BE DIFFICULT FOR INVESTORS TO EVALUATE OUR PROSPECTS AND FOR US TO ESTIMATE OUR FUTURE REVENUES AND PROFITS BECAUSE OUR FINANCIAL PERFORMANCE MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Our quarterly revenues and earnings have varied in the past and are likely to vary in the future. Our contracts stipulate customer-specific delivery terms which, coupled with other factors beyond our control that may occur at any time over a contract cycle of up to a year or more, may result in uneven realization of revenues and earnings over time. Due to our large average contract size, our sales volume during any given period may be concentrated in relatively few orders, intensifying the magnitude of these irregularities. Consequently our quarterly performance may not be indicative of our success in achieving year-over-year growth objectives. Furthermore, some of our operating costs are fixed. As a result, we may have limited ability to reduce our operating costs in response to unanticipated decreases in our revenues or the demand for our products in any given quarter. Therefore, our operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects. In addition, because we must make significant estimates related to potential charges when we recognize revenue on a percentage completion basis, we may have difficulty accurately estimating revenues and profits from quarter to quarter.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS IS COSTLY, AND OUR ONGOING OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     Our operations are subject to laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment or human health. These laws include U.S. federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or CERCLA, the

Clean Water Act and the Clean Air Act, and the regulations implementing them, as well as similar laws and regulations at the state and local levels and in other countries in which we operate.

     If we fail to comply with environmental laws or regulations, we may be subject to significant liabilities for fines, penalties or damages, or lose or be denied significant operating permits. In addition, some environmental laws, including CERCLA, impose liability for the costs of investigating and remediating releases of hazardous substances without regard to fault and on a joint and several basis, so that in some circumstances we may be liable for costs attributable to hazardous substances released into the environment by others. Moreover, the environmental laws and regulations to which we are subject are constantly changing, and we cannot predict the effect of these changes on us.

A MALFUNCTION IN OUR PRODUCTS COULD RESULT IN UNANTICIPATED WARRANTY COSTS OR PRODUCT LIABILITY NOT COVERED BY OUR INSURANCE WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     We provide warranties for terms of two years or less on our products. These warranties require us to repair or replace faulty products. Warranty claims could result in significant unanticipated costs. The need to repair or replace products with design or manufacturing defects could also temporarily delay the sale of new products and adversely affect our reputation.

     In addition, we may be subject to product liability claims involving claims of personal injury or property damage. Because our products are used primarily in power plants, claims could arise in different contexts, including the following:

     - fires, explosions and power surges that can result in significant property damage or personal injury; and

     - equipment failure that can result in damage to other equipment in the power plant.

     If a very large product liability claim were sustained, our insurance coverage might not be adequate to cover our defense costs and the amount awarded. Additionally, a well-publicized actual or perceived problem could adversely affect our reputation and reduce demand for our products.

IF WE ARE UNABLE TO PROTECT THE PROPRIETARY DESIGN SOFTWARE PROGRAMS THAT WE USE IN OUR BUSINESS AND THIRD PARTIES USED THEM TO DEVELOP PRODUCTS TO COMPETE AGAINST OURS, OUR REVENUES WOULD BE ADVERSELY AFFECTED.

     We have developed several proprietary software programs to help us design our products. Our ability to protect our proprietary rights to these programs is important to our success. We protect these rights through the use of internal controls and confidentiality and non-disclosure agreements and other legal protections. The legal protections afforded to our proprietary rights and the precautions taken by our company may not be adequate to prevent misappropriation of our proprietary rights. We generally enter into non-disclosure and confidentiality agreements with our employees and subcontractors with access to sensitive design software and technology. However, these contractual protections do not prevent independent third-parties from developing functionally equivalent or superior technologies, programs, products or professional services. Third parties may also infringe upon or misappropriate our proprietary rights and use them to develop competing products. If we were required to commence legal actions to enforce our intellectual property or proprietary rights or to defend ourselves against claims that we are infringing on the intellectual property or proprietary rights of others, we could incur substantial costs and divert management's attention from operations.

THE LOSS OF THE SERVICES OF OUR KEY EXECUTIVE OFFICERS COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS.

     Our success depends to a significant extent on the continued services of Larry Edwards, our president and chief executive officer, and Gary Obermiller and Gene Schockemoehl, two of our senior executives. Our failure to retain the services of Messrs. Edwards, Obermiller or Schockemoehl, or attract highly qualified management in the future, could adversely affect our ability to grow and manage our operations. Although we have employment agreements containing non-competition clauses with Messrs. Edwards, Obermiller and Schockemoehl, courts are sometimes reluctant to enforce these agreements. In addition, although we carry key man life insurance for Messrs. Edwards, Obermiller and Schockemoehl, the loss of their services could disrupt our operations.

OUR INABILITY TO ATTRACT AND RETAIN EMPLOYEES WHO FILL KEY REQUIREMENTS OF OUR BUSINESS MAY MAKE IT DIFFICULT TO SUSTAIN OR EXPAND OUR OPERATIONS.

     We must attract and retain highly qualified experienced mechanical, design, structural and software engineers, service technicians, marketing and sales personnel and other key personnel to expand our operations. If we are unable to attract and retain necessary personnel, we may not be able to sustain or expand our operations.

WE MAY NOT BE ABLE TO MAINTAIN OR EXPAND OUR BUSINESS OUTSIDE THE UNITED STATES BECAUSE OF NUMEROUS FACTORS OUTSIDE OUR CONTROL.

     Our business outside the United States is subject to risks from:

     - labor unrest;

     - regional economic uncertainty;

     - political instability;

     - restrictions on the transfer of funds into or out of a country;

     - currency exchange rate fluctuations;

     - export duties and quotas;

     - expropriations;

     - domestic and foreign customs and tariffs;

     - current and changing regulatory environments; and

     - potentially adverse tax consequences.

     These factors may result in a decline in revenues or profitability and could adversely affect our ability to expand our business outside the United States.

IF WE WERE REQUIRED TO WRITE-OFF OR ACCELERATE THE AMORTIZATION OF OUR GOODWILL, OUR RESULTS OF OPERATIONS AND STOCKHOLDERS' EQUITY COULD BE MATERIALLY ADVERSELY AFFECTED.


     As a result of our June 1998 acquisition of the power generation division of Jason Incorporated and our October 2000 acquisition of CFI Holdings, Inc. and its subsidiaries, we have approximately $45.5 million of goodwill recorded on our consolidated balance sheet as of March 31, 2001. We are amortizing the goodwill on a straight-line basis over 30 years. The amount of goodwill that we amortize in any given year is treated as a charge against earnings under accounting principles generally accepted in the United States. If we were required to write-off our goodwill or accelerate the amortization of our goodwill, our results of operations and stockholders' equity could be materially adversely affected.


RISKS RELATED TO OUR COMMON STOCK

HARVEST PARTNERS, INC. AND ITS AFFILIATES WILL CONTINUE TO HAVE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AFTER THIS OFFERING AND THEY MAY NOT ACT IN A MANNER FAVORABLE TO OUR OTHER STOCKHOLDERS.

     Upon completion of this offering, affiliates of Harvest Partners, Inc. will hold in the aggregate approximately 30.6% of our outstanding common stock. If the underwriters' over-allotment is exercised in full, these affiliates will hold approximately 29.7% of our outstanding common stock. In addition, two of the directors that will serve on our board following this offering are representatives of Harvest Partners, Inc. After this offering, Harvest Partners, Inc. and its affiliates will continue to have a significant influence over all matters submitted to our stockholders, including the election of our directors, and will continue to exercise significant influence over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control of our company or other business combination that might otherwise be beneficial to stockholders.

PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS COULD PREVENT CHANGES IN OUR STRUCTURE OR CONTROL THAT OUR STOCKHOLDERS MAY PREFER.

     We will have authorized but unissued shares of preferred stock which may be issued by the board of directors with rights, preferences and designations as the board may determine without any vote of the stockholders. We will also have a classified board of directors. Furthermore, our by-laws will (1) eliminate the ability of stockholders to act by written consent; (2) require that special meetings of stockholders may only be called by holders of more than 35% of our common stock; and (3) set forth advance notice requirements that stockholders must meet before submitting proposals to be considered at stockholder meetings. These measures may have the effect of delaying, deterring or preventing a change in our control. In addition, "anti-takeover" provisions of the Delaware General Corporation Law may restrict the ability of our stockholders to authorize a merger, business combination or change of control.

YOU WILL PAY A PRICE FOR SHARES OF COMMON STOCK THAT WAS NOT ESTABLISHED IN A COMPETITIVE MARKET AND THE PRICE THAT PREVAILS IN THE MARKET MAY BE LOWER.

     Before this offering, there has been no public market for our common stock. We will apply to list our common stock for trading on the New York Stock Exchange. After this offering, an active trading market for our common stock might not develop or continue, which could negatively affect the market price of our common stock.

     The market price of our common stock may decline below the initial public offering price. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Furthermore, a prolonged decline in the market price of our common stock could adversely affect our efforts to retain qualified employees if the prevailing market price of our common stock remains below the exercise price of employee stock options.

     In addition, the market price for our common stock may be subject to wide fluctuations as a result of a variety of factors, including:

     - announcements of technological or competitive developments by third parties;

     - changes in estimates of our financial performance by securities analysts or changes in recommendations by securities analysts regarding us; and

     - changes in investor perceptions of the industry or any of our particular products or service.

     Because of this volatility, it is likely we will fail to meet the expectations of our stockholders at some time in the future, resulting in a decline in our stock price.

FUTURE SALES BY EXISTING STOCKHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Immediately after this offering there will be a total of 44,843,264 shares of common stock outstanding. The shares of common stock held by substantially all of our existing stockholders are subject to "lock-up" agreements that prohibit them from selling their shares in the public market for 180 days after the date of this prospectus. When the 180-day "lock-up" period expires or if Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. consent, in their sole discretion, to an earlier sale, our existing stockholders will be able to sell their shares in the public market, subject to some legal restrictions. If our existing stockholders were to sell a large number of shares, the market price of shares of our common stock could decline dramatically. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market price of the common stock.

Furthermore, some of our existing stockholders have the right to require us to register their shares in future offerings, which may facilitate their sales of shares in the public market.

IF OUTSTANDING OR FUTURE OPTIONS ARE EXERCISED, OR IF WE ISSUE ADDITIONAL COMMON STOCK AT PRICES LOWER THAN THE INITIAL OFFERING PRICE, YOU WILL EXPERIENCE DILUTION IN THE NET TANGIBLE BOOK VALUE OF YOUR COMMON STOCK.


     As a purchaser of our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value per ordinary share of $16.74 from the price you pay for our common stock based on an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus). Additionally, your ownership interest will be further diluted if outstanding or future options to purchase our common stock are exercised, or if we issue additional common stock at prices lower than the initial offering price in connection with acquisitions or for other purposes.


WE ANTICIPATE THAT THE COVENANTS CONTAINED IN OUR AMENDED AND RESTATED CREDIT FACILITY WILL LIMIT OUR ABILITY TO BORROW ADDITIONAL MONEY, SELL ASSETS AND MAKE ACQUISITIONS. COMPLIANCE WITH THESE RESTRICTIONS AND COVENANTS MAY LIMIT OUR ABILITY TO IMPLEMENT ELEMENTS OF OUR BUSINESS STRATEGY.


     We anticipate that our amended and restated senior credit facility will contain a number of significant restrictions and covenants limiting our ability and that of our subsidiaries to:


     - borrow more money or make capital expenditures;

     - incur liens;

     - pay dividends or make other restricted payments;

     - merge or sell assets;

     - enter into transactions with affiliates; and


     - make acquisitions.



     In addition, we anticipate that our amended and restated senior credit facility will contain other restrictive covenants, including covenants that will require us to maintain specified financial ratios, including leverage, interest and fixed charge ratios and mandatory repayment provisions that will require us to repay our indebtedness with proceeds from certain asset sales, certain debt issuances and certain insurance casualty events. If we are unable to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. Also, compliance with the restrictive covenants of our amended and restated credit agreement may limit our ability to operate our business or implement elements of our business strategy.


OUR CERTIFICATE OF INCORPORATION AUTHORIZES OUR BOARD OF DIRECTORS, WITHOUT STOCKHOLDER APPROVAL, TO ISSUE PREFERRED STOCK WHICH MAY HAVE RIGHTS, POWERS AND PREFERENCES MORE FAVORABLE THAN THAT OF OUR COMMON STOCK.

     Our board of directors may determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or authorization by our stockholders. Therefore, the board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company, because the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of our preferred stockholders.

WE ARE EXPOSED TO MARKET RISKS FROM CHANGES IN INTEREST AND FOREIGN CURRENCY EXCHANGE AND THE CONVERSION BY EUROPEAN UNION NATIONS TO THE EURO CURRENCY.


     We are subject to market risks from changes in interest rates. We anticipate that our amended and restated senior credit facility will bear interest, at our option, at either the eurodollar rate or an alternate base rate plus, in each case, an applicable margin. Assuming our current level of borrowings, a 100 basis point increase in interest rates under these borrowings would increase our interest expense for fiscal year 2000 by approximately $1.5 million without taking into account our interest rate collar agreement.


     We are also subject to market risks from fluctuations in foreign currency rates and the anticipated conversion by several European Union members from local currencies to the use of the euro. Portions of our operations are located in foreign jurisdictions and a portion of our billings are paid in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in foreign markets could therefore cause fluctuations in those revenues derived from foreign operations. In addition, sales of products and services are affected by the value of the U.S. dollar relative to other currencies. Furthermore, the long-term affect of the conversion to the use of the euro on our accounting, treasury and computer systems, as well as its effect on trade competition and our foreign operating subsidiaries, is uncertain.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements." These forward-looking statements include, in particular, the statements about our plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we may not achieve our plans, intentions or expectations.

     Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in "Risk Factors" and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in "Risk Factors," in which we have disclosed the material risks related to our business and this offering. These forward-looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward-looking statements.

                                USE OF PROCEEDS

     We expect that the net proceeds from the sale of our common stock in this offering will be approximately $113.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These amounts assume the sale of all of our common stock offered by this prospectus at an initial offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus).

     We intend to use the net proceeds of this offering as follows:


     - approximately $81.5 million to repay a portion of our senior term loans;



     - approximately $25.5 million to repay a portion of our senior subordinated loan and to pay related prepayment premiums; and



     - approximately $6.3 million to make a distribution on the preferred units of GEEG Holdings, L.L.C. in an aggregate amount equal to the accrued and unpaid dividends on those units.



     Of the $6.3 million distribution, $2.9 million will be paid to our affiliates. Affiliates of Harvest Partners, Inc. will receive $2.4 million and members of our management and our directors will receive in the aggregate $0.5 million.



     As of March 31, 2001, our outstanding senior term loans bore interest at rates ranging from 8.34% to 9.09% per annum and consisted of (1) a $27.7 million term A loan maturing in July 2006; (2) a $103.8 million term B loan maturing in July 2008; and (3) a $13.9 million term C loan maturing in July 2006. Our senior subordinated loan has an outstanding principal amount of $67.5 million, matures in August 2010 and bears interest at the rate of 13.5% per annum. The amounts borrowed under the term A loan, the term B loan and the senior subordinated loan financed a portion of the August 2000 recapitalization. We used the term C loan to partially fund the acquisition of CFI Holdings, Inc. in October 2000.


     We intend to refinance any remaining balances on our senior term loans after the application of the net proceeds of this offering using the proceeds of a new loan under an amended and restated senior credit facility and available cash.

     We will not receive any proceeds from the sale of our common stock, if any, by the selling stockholders upon the exercise of the underwriters' over-allotment option.

                                DIVIDEND POLICY

     We intend to retain future earnings for use in our business and do not anticipate declaring or paying any dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, contractual restrictions of any future financing instruments and any other factors as the board of directors deems relevant. Our senior subordinated loan restricts and we anticipate that our amended and restated senior credit facility will restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of restrictions on our ability to pay dividends.

                                    DILUTION


     Purchasers of the common stock offered by this prospectus will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by the purchasers of the shares of common stock in this offering will exceed the pro forma net tangible book value per share of common stock after this offering. The pro forma net tangible book value per share of common stock is determined by subtracting pro forma total liabilities from the pro forma tangible assets and dividing the difference by the pro forma number of shares of common stock deemed to be outstanding on the date the book value is determined. The number of shares used in this calculation and otherwise in this section give effect to the reorganization transaction as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Reorganization Transaction" and assume the exercise of all options held by officers. As of March 31, 2001, our pro forma net tangible book value would have been a deficit of $101.4 million, or $(2.62) per share, based upon an assumed initial public offering price of $17.00 per share (the mid-point of the range set forth on the cover of this prospectus). Assuming the sale of 7,350,000 shares at an assumed initial public offering price of $17.00 per share and deducting underwriters' discounts and commissions and estimated offering expenses, our pro forma tangible book value as of March 31, 2001 would have been $11.9 million, or $0.26 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders prior to the closing of this offering of $2.88 per share and an immediate dilution to new investors of $16.74 per share. The following table illustrates this per share dilution:



                                                                         PER
                                                                        SHARE
                                                                        ------
Assumed initial public offering price.......................            $17.00
     Pro forma net tangible book value before this
      offering..............................................  $(2.62)
     Increase in pro forma net tangible book value
      attributable to this offering.........................    2.88
                                                              ------
Pro forma net tangible book value after this offering.......              0.26
                                                                        ------
Dilution to new investors...................................            $16.74
                                                                        ======



     The following table summarizes, on a pro forma basis as of March 31, 2001, the number of shares of common stock purchased from us, the estimated value of the total consideration paid for or attributed to this common stock, and the average price per share paid by or attributable to existing stockholders along with the exercise of all options held by officers and the new investors purchasing shares in this offering at an assumed initial offering price of $17.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses.



                                 SHARES OF COMMON             TOTAL CASH
                                    STOCK HELD               CONSIDERATION          AVERAGE
                               ---------------------    -----------------------    PRICE PER
                                 NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                               ----------    -------    ------------    -------    ---------
Existing stockholders,
  assuming exercise of all
  options held by officers...  38,726,129       84%     $112,558,030       47%      $ 2.91
New investors................   7,350,000       16       124,950,000       53        17.00
                               ----------      ---      ------------      ---
          Total..............  46,076,129      100%     $237,508,030      100%
                               ==========      ===      ============      ===



     The discussion and tables above include the assumed exercise of options to purchase 1,232,865 shares of common stock held by officers at March 31, 2001 and exclude options outstanding at March 31, 2001, not held by officers, to purchase a total of 1,688,494 shares of common stock with a weighted average exercise price of $0.36 per share. To the extent these options are exercised, new investors will experience further dilution.

                                 CAPITALIZATION


     The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2001 on:


     - an actual basis;

     - a pro forma basis giving effect to our planned reorganization; and

     - a pro forma as adjusted basis to reflect (1) this offering and our use of the net proceeds at an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), and (2) the refinancing of our senior term loans, including the application of available cash.

The table should be read together with "Use of Proceeds," the audited historical consolidated financial statements and the related notes which are included elsewhere in this prospectus, "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                     AT MARCH 31, 2001
                                                         ------------------------------------------
                                                                                         PRO FORMA
                                                          ACTUAL        PRO FORMA       AS ADJUSTED
                                                         ---------    --------------    -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents..............................  $   7,915      $   7,915        $  2,207
                                                         =========      =========        ========
Long-term debt, including current maturities:
  Senior term loans....................................  $ 145,368      $ 145,368        $ 60,000
  Senior subordinated loan, net of discount............     59,386         59,386          39,591
  Other................................................      5,677          5,677           5,677
                                                         ---------      ---------        --------
          Total long-term debt, including current
            maturities.................................    210,431        210,431         105,268
                                                         ---------      ---------        --------
Members' deficit.......................................   (152,324)            --              --
                                                         ---------      ---------        --------
Stockholders' equity
  Preferred stock......................................         --             --              --
  Common stock.........................................         --            375             448
  Additional paid-in capital deficit...................         --       (152,699)        (44,895)
  Retained earnings....................................         --         88,000          80,521
                                                         ---------      ---------        --------
          Total stockholders' equity (deficit).........         --        (64,324)         36,074
                                                         ---------      ---------        --------
                              Total capitalization.....  $  58,107      $ 146,107         141,342
                                                         =========      =========        ========

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following unaudited pro forma condensed consolidated interim financial statements are based on the historical financial statements of GEEG Holdings, L.L.C. included elsewhere in this prospectus, adjusted to give effect to the following transactions, which we refer to as the "Transactions":



     - the reorganization in connection with this offering;


     - the refinancing of our senior term loans under our amended and restated senior credit facility; and

     - consummation of this offering and the use of the net proceeds as described under "Use of Proceeds."


     In addition, the unaudited pro forma consolidated statement of income
(loss) for fiscal year 2000 is based on the historical financial statements of GEEG Holdings, L.L.C. included elsewhere in this prospectus, adjusted to give effect to the Transactions, the August 2000 recapitalization and the acquisition of CFI Holdings, Inc. in October 2000.



     The unaudited pro forma consolidated statements of income (loss) for the three months ended March 31, 2001 and for fiscal year 2000 give effect to the pro forma adjustments discussed above as if they had occurred as of December 31, 2000 and December 26, 1999, respectively, and the unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred as of March 31, 2001. The Transactions, the August 2000 recapitalization and the CFI acquisition are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview," "-- The Reorganization Transaction" and "-- Liquidity and Capital Resources" and the related adjustments are described in the notes below. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would actually have been had the Transactions, the August 2000 recapitalization and the CFI acquisition in fact occurred on the dates provided above or to project our results of operations or financial condition for any subsequent period or at any subsequent date. The pro forma condensed consolidated financial statements should be read in conjunction with our audited historical consolidated financial statements and related notes included elsewhere in this prospectus.


     The acquisition of CFI Holdings, Inc. has been accounted for using the purchase method of accounting. The total purchase price of the acquisition has been allocated to our tangible and intangible assets and liabilities based upon their respective fair values. The allocation of the aggregate purchase price included in the pro forma condensed consolidated financial statements is preliminary as we believe further refinement is impractical to perform at this time. However, we do not expect the final allocation of the purchase price to materially differ from the preliminary allocation set forth below.


     The unaudited pro forma consolidated statements of income (loss) does not include an extraordinary loss of approximately $7.5 million ($12.3 million less the associated income tax benefit of $4.8 million) resulting from the write-off of deferred financing costs and debt discount, as well as prepayment premiums relating to the repayment of long-term debt. This amount will be charged to earnings in the quarter in which the long-term debt is repaid. We anticipate repaying the debt in the second quarter of fiscal year 2001.



     The unaudited pro forma consolidated statements of income (loss) also does not give effect to an $88.0 million increase in net income (loss) before extraordinary item that will result from our change from a limited liability company, a non-taxable entity, to a C-corporation, a taxable entity. The unaudited pro forma consolidated statement of income (loss) also does not give effect to an approximate $0.4 million ($0.7 million less the associated income tax benefit of $0.3 million) decrease in net income (loss) before extraordinary item that will result from the immediate vesting of certain options which were granted at exercise prices which were deemed less than fair value at the date of grant. The accelerated vesting will have no net impact on total stockholders' equity included within the unaudited pro forma condensed consolidated balance sheet.

          UNAUDITED PRO FORMA INTERIM CONSOLIDATED STATEMENT OF INCOME



                                                FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                  ---------------------------------------------------------------------
                                              REORGANIZATION                  OFFERING       PRO FORMA
                                   ACTUAL      ADJUSTMENTS      PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                  --------    --------------    ---------    -----------    -----------
                                        (IN THOUSANDS, EXCEPT INCOME PER COMMON UNIT/SHARE DATA)
Revenues........................  $156,170       $    --        $156,170       $    --       $156,170
Cost of sales...................   129,756            --         129,756            --        129,756
                                  --------       -------        --------       -------       --------
  Gross profit..................    26,414            --          26,414            --         26,414
Selling and administrative
  expenses......................     8,533            --           8,533            --          8,533
Recapitalization charge.........                                      --            --             --
Amortization expense............       397            --             397            --            397
                                  --------       -------        --------       -------       --------
  Operating income..............    17,484                        17,484            --         17,484
Interest expense, net...........     6,392                         6,392        (3,508)(4)      2,884
                                  --------       -------        --------       -------       --------
  Income before income taxes and
     extraordinary item.........    11,092                        11,092         3,508         14,600

Income tax provision............       931         3,395(2)        4,326         1,368(5)       5,694
                                  --------       -------        --------       -------       --------
Income before extraordinary
  item..........................  $ 10,161       $(3,395)       $  6,766       $ 2,140       $  8,906
                                  ========       =======        ========       =======       ========
Income before extraordinary item
  per common unit/share
  Basic.........................  $   7.24(1)                   $   0.18(3)                  $   0.20(6)
  Diluted.......................  $   6.65(1)                   $   0.17(3)                  $   0.19(6)
Weighted average common
  units/shares outstanding
  Basic.........................     1,122                        37,493(3)                    44,843(6)
                                  --------                      --------                     --------
  Diluted.......................     1,221                        39,159(3)                    46,509(6)
                                  --------                      --------                     --------


---------------

See "Notes to Unaudited Pro Forma Interim Consolidated Statement of Income" on the following page.

     NOTES TO UNAUDITED PRO FORMA INTERIM CONSOLIDATED STATEMENT OF INCOME



 (1) Calculated by dividing net income before extraordinary item after adjusting for preferred dividends by the weighted-average number of common units outstanding during the period. Preferred dividends were $2.0 million for the three months ended March 31, 2001.



 (2) Reflects the income tax provision for the three months ended March 31, 2001 actual results of operations as if we were a C-corporation.



 (3) Reflects the exchange of the common and preferred units for shares of common stock in the reorganization.



 (4) Reflects interest expense adjustments as follows:



Interest expense on the new $60.0 million senior term loan
  incurred in the refinancing at an assumed weighted average
  interest rate of 6%.......................................  $   900,000
Amortization of deferred financing costs related to the new
  senior term loan..........................................       77,500
Historical interest expense on debt repaid as a part of this offering and the refinancing, including amortization of
  related deferred financing costs..........................   (4,485,500)
                                                              -----------
Total.......................................................  $(3,508,000)
                                                              ===========



 (5) Reflects the income tax effect of the offering adjustments at an assumed effective income tax rate of 39%.



 (6) Reflects the new shares of common stock issued in this offering.

          UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)



                                                                    FISCAL YEAR 2000
                          -----------------------------------------------------------------------------------------------------
                                                         CFI       REORGANIZATION/
                                          CFI        ACQUISITION   RECAPITALIZATION                OFFERING        PRO FORMA
                           ACTUAL    HISTORICAL(2)   ADJUSTMENTS     ADJUSTMENTS      PRO FORMA   ADJUSTMENTS     AS ADJUSTED
                          --------   -------------   -----------   ----------------   ---------   -----------   ---------------
                                                (IN THOUSANDS, EXCEPT INCOME PER COMMON UNIT/SHARE DATA)
Revenues................  $416,591      $31,260        $    --         $     --       $447,851      $    --        $447,851
Cost of sales...........   345,688       22,954            493(3)            --        369,135           --         369,135
                          --------      -------        -------         --------       --------      -------        --------
  Gross profit..........    70,903        8,306           (493)              --         78,716           --          78,716
Selling and
  administrative
  expenses..............    27,045        3,114             --               --         30,159           --          30,159
Recapitalization
  charge................    38,114           --             --          (38,114)(5)         --           --              --
Amortization expense....     1,250           30            465(3)            --          1,745           --           1,745
                          --------      -------        -------         --------       --------      -------        --------
  Operating income......     4,494        5,162           (958)          38,114         46,812           --          46,812
Interest expense, net...    12,175          398          1,543(4)        12,077(6)      26,193      (14,604)(10)      11,589
                          --------      -------        -------         --------       --------      -------        --------
  Income (loss) before
    income taxes and
    extraordinary
    item................    (7,681)       4,764         (2,501)          26,037         20,619       14,604          35,223

Income tax provision
  (benefit).............      (433)       1,664           (961)          10,180(7)       7,880        5,696(11)      13,576
                                                                         (2,570)(8)
                          --------      -------        -------         --------       --------      -------        --------
Income (loss) before
  extraordinary
  item..................  $ (7,248)     $ 3,100        $(1,540)        $ 18,427       $ 12,739      $ 8,908        $ 21,647
                          ========      =======        =======         ========       ========      =======        ========
Income (loss) before
  extraordinary item per
  common unit/share
  Basic.................  $  (0.77)(1)                                                $   0.34(9)                  $   0.48(12)
  Diluted...............  $  (0.77)(1)                                                $   0.33(9)                  $   0.47(12)
Weighted average common
  units/shares
  outstanding
  Basic.................    13,814                                                      37,493(9)                    44,843(12)
                          ========                                                    ========                     ========
  Diluted...............    13,814                                                      38,617(9)                    45,967(12)
                          ========                                                    ========                     ========


---------------
See "Notes to Unaudited Pro Forma Consolidated Statement of Income (Loss)" on the following page.

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

 (1) Calculated by dividing net income (loss) before extraordinary item after adjusting for preferred dividends by the weighted-average number of common units outstanding during the period. Extraordinary item consists of a $1.5 million loss on extinguishment of debt in fiscal year 2000. Preferred dividends were $3.4 million in fiscal year 2000.


 (2) Represents the actual results of operations of CFI Holdings, Inc. from December 26, 1999, the first day of fiscal year 2000, through October 31, 2000, the date of acquisition.


 (3) Reflects purchase accounting adjustments associated with the CFI acquisition and the resulting additional depreciation and amortization expense.

 (4) Reflects the incremental interest expense resulting from $15.0 million of borrowings incurred at an interest rate of 9.74%, and a $5.5 million note issued at an interest rate of 10.0%, to finance the CFI acquisition and the retirement of $2.7 million of existing debt of CFI Holdings, Inc. at an assumed interest rate of approximately 9%.

 (5) Eliminates the non-recurring recapitalization charge associated with the cancellation of options in connection with the August 2000 recapitalization.

 (6) Reflects the incremental interest expense resulting from $207.5 million of borrowings at an assumed weighted-average interest rate of 11.36% to finance the August 2000 recapitalization and the retirement of $15.0 million of existing debt at an interest rate of 13%.

 (7) Reflects the income tax effect of the August 2000 recapitalization adjustments at an assumed effective income tax rate of 39%.

 (8) Reflects the income tax provision for fiscal year 2000 actual results of operations as if we were a C-corporation.

 (9) Reflects the exchange of the common and preferred units for shares of common stock in the reorganization.

(10) Reflects interest expense adjustments as follows:

Interest expense on the new $60.0 million senior term loan
  incurred in the refinancing at an assumed weighted average interest rate of 6%.......................................  $  3,600,000
Amortization of deferred financing costs related to the new
  senior term loan..........................................       310,000
Historical interest expense on debt repaid as a part of this offering and the refinancing, including amortization of
  related deferred financing costs..........................   (18,514,000)
                                                              ------------
Total.......................................................  $(14,604,000)
                                                              ============

(11) Reflects the income tax effect of the offering adjustments at an assumed effective income tax rate of 39%.

(12) Reflects the new shares of common stock issued in this offering.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET



                                                                 AT MARCH 31, 2001
                                      ------------------------------------------------------------------------
                                                    REORGANIZATION                   OFFERING       PRO FORMA
                                        ACTUAL       ADJUSTMENTS       PRO FORMA    ADJUSTMENTS    AS ADJUSTED
                                      ----------    --------------     ---------    -----------    -----------
                                                                   (IN THOUSANDS)
Current assets
  Cash and cash equivalents.......    $   7,915       $      --        $  7,915      $   (5,708)(3)  $  2,207
  Accounts receivable, net........       78,401              --          78,401              --       78,401
  Inventories.....................       11,211              --          11,211              --       11,211
  Costs and estimated earnings in
    excess of billings............       47,920              --          47,920              --       47,920
  Other current assets............        1,652          13,000(1)       14,652              --       14,652
                                      ---------       ---------        --------      ----------     --------
         Total current assets.....      147,099          13,000         160,099          (5,708)     154,391
Property, plant and equipment,
  net.............................       25,898              --          25,898              --       25,898
Goodwill..........................       45,482              --          45,482              --       45,482
Other assets......................        9,716          75,000(1)       84,716          (3,839)(4)    80,877
                                      ---------       ---------        --------      ----------     --------
         Total assets.............    $ 228,195       $  88,000        $316,195      $   (9,547)    $306,648
                                      =========       =========        ========      ==========     ========
Current liabilities
  Current maturities of long-term
    debt..........................    $   3,767       $      --        $  3,767      $    5,233(5)  $  9,000
  Accounts payable................       25,461              --          25,461              --       25,461
  Accrued expenses................       17,932              --          17,932          (4,782)(6)    13,150
  Billings in excess of costs and
    estimated earnings............      120,202              --         120,202              --      120,202
  Other current liabilities.......        6,493              --           6,493              --        6,493
                                      ---------       ---------        --------      ----------     --------
         Total current
           liabilities............      173,855              --         173,855             451      174,306
Long-term debt, net of current
  maturities......................      206,664              --         206,664        (110,396)(5)    96,268
Members' equity (deficit).........     (152,324)        152,324(2)           --              --           --
Stockholders' equity (deficit)....           --          88,000(1)      (64,324)         (7,480)(6)    36,074
                                                       (152,324)(2)                     107,878(7)
                                      ---------       ---------        --------      ----------     --------
         Total liabilities and
           equity.................    $ 228,195       $  88,000        $316,195      $   (9,547)    $306,648
                                      =========       =========        ========      ==========     ========


---------------
See "Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet" on the following page.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


(1) Gives effect to the recording of deferred taxes in connection with the reorganization and resulting change from a non-taxable to a taxable entity. Prior to the reorganization, we will continue to be a non-taxable limited liability company. As a limited liability company, all federal income tax liabilities are the responsibility of individual investors. When the reorganization occurs and the limited liability company structure is converted to a C-corporation, all deferred tax assets and liabilities become our responsibility. At March 31, 2001, approximately $88.0 million of net deferred tax assets are the responsibility of the individual investors. The reorganization would result in an $88.0 million increase in our total assets along with a corresponding increase in net income and stockholders' equity.


(2) Reflects the exchange of members' equity for stockholders' equity in connection with the reorganization.

(3) Sources and uses of cash from this offering and the refinancing are as follows:


  Net proceeds from this offering.............................  $ 113,303,500
  Borrowings under our amended and restated senior credit
    facility..................................................     32,268,000
  Repayment of debt and related expenditures..................   (145,853,500)
  Preferred unit dividends (at March 31, 2001)................     (5,426,000)
                                                                -------------
       Net adjustment to cash.................................  $  (5,708,000)
                                                                =============



(4) Reflects the write-off of $5.1 million of deferred financing costs associated with the repayment of debt and the capitalization of new deferred financing costs of $1.2 million related to the refinancing under our amended and restated credit facility.


(5) Reflects the repayment of senior term and senior subordinated loans with the proceeds of this offering and borrowings under the amended and restated senior credit facility.


(6) Reflects the extraordinary loss of approximately $7.5 million ($12.3 million less the associated income tax benefit of $4.8 million) resulting from the write-off of deferred financing costs and debt discount, as well as prepayment premiums relating to the repayment of long-term debt.



(7) To give effect to the receipt of the proceeds from this offering of $125.0 million, net of estimated fees and expense of $11.6 million, assuming the sale of all of our common stock offered by this prospectus at an initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus). Also gives effect to a $5.4 million distribution on the preferred units of GEEG Holdings, L.L.C. in an aggregate amount equal to the accrued and unpaid dividends on those units through March 31, 2001.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following table sets forth selected historical consolidated financial data of GEEG Holdings, L.L.C. and its predecessor for periods and as of the dates indicated. The financial data of GEEG Holdings, L.L.C.'s predecessor for the fiscal years ended December 27, 1996 and December 26, 1997 has been derived from unaudited consolidated financial statements of the predecessor, which are not included in this prospectus. The financial data for GEEG Holdings, L.L.C.'s predecessor for the period from December 27, 1997 through June 4, 1998 has been derived from audited consolidated financial statements of the predecessor, which are included elsewhere in this prospectus. The financial data for GEEG Holdings, L.L.C. for the period from June 5, 1998 through December 26, 1998 and fiscal year 1999 and fiscal year 2000 has been derived from audited consolidated financial statements of GEEG Holdings, L.L.C., which are included elsewhere in this prospectus. The interim consolidated financial data as of and for the three months ended March 25, 2000 and March 31, 2001 is derived from the unaudited consolidated financial statements of GEEG Holdings, LLC, which are included elsewhere in this prospectus. The financial data set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes.


                                                  PREDECESSOR
                                   ------------------------------------------
                                           YEAR ENDED            PERIOD FROM    PERIOD FROM
                                   ---------------------------   DECEMBER 27,    JUNE 5 TO
                                   DECEMBER 27,   DECEMBER 26,     1997 TO      DECEMBER 26,
                                       1996           1997       JUNE 4, 1998       1998
                                   ------------   ------------   ------------   ------------
                                     (IN THOUSANDS, EXCEPT EARNINGS PER COMMON UNIT DATA)
RESULTS OF OPERATION DATA:
Revenues.........................    $151,730       $142,714       $60,881        $98,363
Cost of sales....................     131,482        118,674        48,529         80,283
                                     --------       --------       -------        -------
  Gross profit...................      20,248         24,040        12,352         18,080
Selling and administrative
  expenses.......................      16,355         18,070         8,787         10,825
Recapitalization charge(1).......          --             --            --             --
Amortization expense.............       1,824          1,783           787            727
                                     --------       --------       -------        -------
  Operating income...............       2,069          4,187         2,778          6,528
Interest expense, net............       2,229          1,215           439          2,966
                                     --------       --------       -------        -------
  Income (loss) before income
    taxes and extraordinary
    item.........................        (160)         2,972         2,339          3,562
Income tax provision (benefit)...         (62)         1,159           996            176
                                     --------       --------       -------        -------
Income (loss) before
  extraordinary item.............         (98)         1,813         1,343          3,386
                                     --------       --------       -------        -------
  Extraordinary loss from
    extinguishment of debt.......          --             --            --             --
                                     --------       --------       -------        -------
Net income (loss)................    $    (98)      $  1,813       $ 1,343        $ 3,386
                                     ========       ========       =======        =======
PER COMMON UNIT DATA(2):
Earnings (loss) before
  extraordinary item per common
  unit:
  Basic..........................                                                 $  0.14
                                                                                  =======
  Diluted........................                                                 $  0.11
                                                                                  =======
Weighted average common units
  outstanding:
  Basic..........................                                                  21,320
  Diluted........................                                                  26,384


                                                               THREE MONTHS   THREE MONTHS
                                                                  ENDED          ENDED
                                   FISCAL YEAR   FISCAL YEAR    MARCH 25,      MARCH 31,
                                      1999          2000           2000           2001
                                   -----------   -----------   ------------   ------------
                                    (IN THOUSANDS, EXCEPT EARNINGS PER COMMON UNIT DATA)
RESULTS OF OPERATION DATA:
Revenues.........................   $275,199      $416,591       $111,083       $156,170
Cost of sales....................    226,051       345,688         92,606        129,756
                                    --------      --------       --------       --------
  Gross profit...................     49,148        70,903         18,477         26,414
Selling and administrative
  expenses.......................     23,166        27,045          5,935          8,533
Recapitalization charge(1).......         --        38,114             --             --
Amortization expense.............      1,100         1,250            259            397
                                    --------      --------       --------       --------
  Operating income...............     24,882         4,494         12,283         17,484
Interest expense, net............      3,410        12,175            791          6,392
                                    --------      --------       --------       --------
  Income (loss) before income
    taxes and extraordinary
    item.........................     21,472        (7,681)        11,492         11,092
Income tax provision (benefit)...      1,087          (433)           117            931
                                    --------      --------       --------       --------
Income (loss) before
  extraordinary item.............     20,385        (7,248)        11,375         10,161
                                    --------      --------       --------       --------
  Extraordinary loss from
    extinguishment of debt.......         --        (1,536)            --             --
                                    --------      --------       --------       --------
Net income (loss)................   $ 20,385      $ (8,784)      $ 11,375       $ 10,161
                                    ========      ========       ========       ========
PER COMMON UNIT DATA(2):
Earnings (loss) before
  extraordinary item per common
  unit:
  Basic..........................   $   0.89      $  (0.77)      $   0.50       $   7.24
                                    ========      ========       ========       ========
  Diluted........................   $   0.71      $  (0.77)      $   0.40       $   6.65
                                    ========      ========       ========       ========
Weighted average common units
  outstanding:
  Basic..........................     22,526        13,814         22,526          1,122
  Diluted........................     28,029        13,814         28,383          1,221

                                                  PREDECESSOR
                                   ------------------------------------------
                                           YEAR ENDED            PERIOD FROM    PERIOD FROM
                                   ---------------------------   DECEMBER 27,    JUNE 5 TO
                                   DECEMBER 27,   DECEMBER 26,     1997 TO      DECEMBER 26,
                                       1996           1997       JUNE 4, 1998       1998
                                   ------------   ------------   ------------   ------------
                                     (IN THOUSANDS, EXCEPT EARNINGS PER COMMON UNIT DATA)
OTHER FINANCIAL DATA:
EBITDA, as adjusted(3)...........                                                 $ 8,379
Depreciation and amortization....                                                   1,851
Capital expenditures.............                                                   1,065
Net cash provided by (used in):
  Operating activities...........                                                 $ 7,514
  Investing activities...........                                                  (1,065)
  Financing activities...........                                                    (213)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Property, plant and equipment,
  net............................    $ 10,917       $  9,831       $ 9,356        $14,864
Total assets.....................     126,777        129,965       136,486        109,316
Total debt.......................          --             --            --         44,401


                                                               THREE MONTHS   THREE MONTHS
                                                                  ENDED          ENDED
                                   FISCAL YEAR   FISCAL YEAR    MARCH 25,      MARCH 31,
                                      1999          2000           2000           2001
                                   -----------   -----------   ------------   ------------
                                    (IN THOUSANDS, EXCEPT EARNINGS PER COMMON UNIT DATA)
OTHER FINANCIAL DATA:
EBITDA, as adjusted(3)...........   $ 28,008      $ 46,919       $ 13,184       $ 19,002
Depreciation and amortization....      3,126         4,311            901          1,518
Capital expenditures.............      2,375         2,187            979          7,170
Net cash provided by (used in):
  Operating activities...........   $ 39,466      $ 24,789       $ 19,652       $ (1,328)
  Investing activities...........      1,393       (19,840)          (979)        (7,170)
  Financing activities...........    (39,469)       10,246           (253)        (9,895)
BALANCE SHEET DATA (AT END OF
  PERIOD):
Property, plant and equipment,
  net............................   $ 15,071      $ 19,433       $ 15,496       $ 25,898
Total assets.....................    131,493       245,693        190,072        228,195
Total debt.......................     27,421       219,094         27,178        210,431


---------------
(1) In fiscal year 2000, we incurred a non-recurring recapitalization charge associated with the cancellation of options outstanding as of the closing date of the August 2000 recapitalization.


(2) Income (loss) before extraordinary item per common unit is calculated by dividing income before extraordinary item after adjusting for preferred dividends by the weighted-average number of common units outstanding during each period. Preferred dividends were $0.4 million, $0.4 million and $3.4 million in the period from June 5, 1998 through December 26, 1998, fiscal year 1999 and fiscal year 2000, respectively, and $0 and $2.0 million for the three months ended March 25, 2000 and March 31, 2001, respectively.


(3) EBITDA, as adjusted, represents income (loss) before extraordinary item, interest, taxes, depreciation, amortization and recapitalization charge. EBITDA, as adjusted, is presented because we believe that it is frequently used by security analysts in the evaluation of companies. EBITDA, as adjusted, should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity, as an alternative to net income, as an indicator or operating performance, or as an alternative to any other measure of performance in accordance with generally accepted accounting principles. Our EBITDA, before adjusting for the recapitalization charge, was $8.8 million for fiscal year 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We design, engineer and fabricate a comprehensive portfolio of heat recovery and auxiliary power equipment and provide related services.

     On May 13, 1998, GEEG Holdings, L.L.C. was formed as a Delaware limited liability company by the management of Jason Incorporated's power generation products division for the purpose of acquiring the division. In addition to the equity units issued to its management members, including Larry Edwards, Michael Hackner, Gene Schockemoehl, Gary Obermiller and James Wilson, all of whom are currently our executive officers, GEEG Holdings, L.L.C. issued equity units to Saw Mill Investments L.L.C. and SMC Power Holdings L.L.C., each an affiliate of Saw Mill Capital, L.L.C., and several other financial investors. On June 5, 1998, GEEG Holdings, L.L.C. acquired Jason Incorporated's power generation division, consisting of Braden Manufacturing L.L.C., Deltak L.L.C. and other subsidiaries.

     In July 2000, the owners of GEEG Holdings, L.L.C. sought purchasers for the company, as a result of which, in August 2000, GEEG Acquisition Holdings Corp. and GEEG Acquisition Holdings, L.L.C., investment entities controlled by Harvest Partners, Inc., acquired control of GEEG Holdings, L.L.C. in a recapitalization transaction. Pursuant to the operating agreement of GEEG Holdings, L.L.C., the representatives of Harvest Partners, Inc. controlled a majority of the votes on the board of directors.

     In addition, under the terms of the recapitalization that were negotiated between GEEG Holdings, L.L.C. and Harvest Partners, Inc.:

     - GEEG Acquisition Holdings, L.L.C. and GEEG Acquisition Holdings Corp. contributed $82.0 million in cash and received equity interests in GEEG Holdings, L.L.C. representing an 81.5% voting interest, including equity interests issued in connection with the senior subordinated loan;

     - existing investors, including Saw Mill Investments L.L.C., SMC Power Holdings L.L.C., Larry Edwards, Michael Hackner, Gene Schockemoehl, Gary Obermiller and James Wilson, received approximately $233 million in cash and escrow funds;


     - members of management, including Larry Edwards, Michael Hackner, Gene Schockemoehl, Gary Obermiller and James Wilson, and several financial investors, including Saw Mill Investments L.L.C. and SMC Power Holdings L.L.C., retained an aggregate 18.5% equity investment in GEEG Holdings, L.L.C.; and


     - officers, directors and employees of GEEG Holdings, L.L.C., including Larry Edwards, Michael Hackner, Gene Schockemoehl, Gary Obermiller and James Wilson, received approximately $38.1 million in cash in consideration for the cancellation of options.

GEEG Holdings, L.L.C. partially financed the recapitalization with $140.0 million of borrowings under a senior credit facility and a $67.5 million senior subordinated loan.

     In October 2000, GEEG Holdings, L.L.C. acquired CFI Holdings, Inc. and its subsidiary, Consolidated Fabricators Inc., for $25.2 million. The purchase price consisted of (1) $15.2 million in cash and escrow funds, (2) $5.5 million in promissory notes, (3) $2.5 million in earn-out payments and (4) $2.0 million in equity interests in GEEG Holdings, L.L.C.

THE REORGANIZATION TRANSACTION


     Prior to the completion of this offering, GEEG Holdings, L.L.C. will complete a reorganization, referred to in this prospectus as the reorganization transaction. The beneficial ownership of our common stock immediately after completion of the reorganization transaction, but prior to the closing of this offering, will be identical to the beneficial ownership of the common and preferred units of GEEG

Holdings, L.L.C. immediately before the reorganization transaction. As part of the reorganization transaction, the following will occur:



     - GEEG Holdings, L.L.C. will declare a distribution on its preferred units in an aggregate amount equal to the accrued and unpaid dividend on those units to be paid from the proceeds of this offering;


     - GEEG Holdings, L.L.C. will declare a distribution to its members on account of their remaining fiscal year 2001 tax liability to be paid out of available cash after completion of this offering once the amount of the tax liability is determined; and

     - the holders of common and preferred units of GEEG Holdings, L.L.C. will exchange their units for shares of our common stock.

     The common units of GEEG Holdings, L.L.C. will be converted into 31,558,514 shares of our common stock. Each preferred unit of GEEG Holdings, L.L.C. will be converted into the number of shares of our common stock equal to the liquidation preference of the preferred unit divided by the initial public offering price of a share of our common stock. Assuming an initial public offering price of $17.00 per share (the mid-point of the range set forth on the cover of this prospectus) all of the preferred units would be convertible into 5,934,750 shares of our common stock. Upon completion of the reorganization transaction, (1) GEEG Holdings, L.L.C. will become our wholly-owned subsidiary and then will merge into us and (2) GEEG Acquisition Holdings Corp. and GEEG Acquisition Holdings L.L.C. intend to liquidate and distribute our common stock held by them to their equity holders as a result of which, after this offering, and assuming no exercise of the underwriters' overallotment option, the affiliates of Harvest Partners, Inc. will control 30.6% of our common stock.


     In connection with the reorganization and this offering, we intend to refinance a portion of our outstanding indebtedness. We will use a portion of the net proceeds from this offering to repay a portion of our outstanding senior subordinated loan and a portion of our outstanding senior term loans. We intend to refinance any remaining balances on our senior term loans using the proceeds of a new loan under an amended and restated senior credit facility and approximately $4.0 million of available cash. For additional information, see "Use of Proceeds" and "-- Liquidity and Capital Resources" below. We expect that this refinancing of our outstanding indebtedness will result in an approximate $7.0 million after-tax extraordinary loss from the write-off of deferred financing costs and debt discount, as well as prepayment premiums relating to the prepayment of long-term debt. This amount will be charged to earnings in the quarter in which the long-term debt is repaid.



     In connection with the reorganization and this offering, in the fiscal quarter in which this offering is completed, we will incur an approximate $0.4 million after-tax expense from the immediate vesting of certain options which were granted at exercise prices which were deemed less than fair value at the date of grant.


RESULTS OF OPERATIONS

     As a result of the transactions described above, our historical financial statements prior to June 5, 1998 are those of Jason Incorporated's power generation division, the predecessor of GEEG Holdings, L.L.C., and from June 5, 1998 are those of GEEG Holdings, L.L.C.


     The table below represents the historical operating results of GEEG Holdings, L.L.C. and its predecessor for the three-year period ended December 30, 2000, as well as the fiscal quarters ended March 25, 2000 and March 31, 2001. The combined fiscal year 1998 results noted below represent the combination of the results of operations from (1) the power generation division of Jason Incorporated from December 26, 1997 through June 4, 1998 and (2) GEEG Holdings, L.L.C. from June 5, 1998 through December 26, 1998. The combined fiscal year 1998 results set forth below may not be indicative of the results that would have been realized had GEEG Holdings, L.L.C. owned Jason Incorporated's power generation division from December 26, 1997. The combined fiscal year 1998 results are not comparable to subsequent periods because the basis of accounting for the period after June 5, 1998 is different from the basis of accounting prior to June 5, 1998, as a result of purchase accounting adjustments made upon the acquisition of the power generation division. Nevertheless, although purchase accounting adjustments resulted in a different basis of accounting at GEEG Holdings, L.L.C. prior to June 5, 1998, these adjustments did not materially affect revenues or gross profit. We believe that a discussion of the results of operations of fiscal year 1999 compared to fiscal year 1998 using the combined fiscal year 1998 is more meaningful to potential investors than a discussion using uncombined results for fiscal year 1998. As a result, the discussion below with respect to fiscal year 1998 is based upon the combined results for fiscal year 1998.


                       PREDECESSOR
                       ------------
                       DECEMBER 27,     JUNE 5,
                           1997           1998
                         THROUGH        THROUGH       COMBINED                                 FIRST QUARTER    FIRST QUARTER
                         JUNE 4,      DECEMBER 26,   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   OF FISCAL YEAR   OF FISCAL YEAR
                           1998           1998          1998          1999          2000            2000             2001
                       ------------   ------------   -----------   -----------   -----------   --------------   --------------
                                                                   (IN THOUSANDS)
Revenues.............    $60,881        $98,363       $159,244      $275,199      $416,591        $111,083         $156,170
Cost of sales........     48,529         80,283        128,812       226,051       345,688          92,606          129,756
                         -------        -------       --------      --------      --------        --------         --------
  Gross profit.......     12,352         18,080         30,432        49,148        70,903          18,477           26,414
Selling and
  administrative
  expenses...........      8,787         10,825         19,612        23,166        27,045           5,935            8,533
Recapitalization
  charge.............         --             --             --            --        38,114              --               --
Amortization
  expense............        787            727          1,514         1,100         1,250             259              397
                         -------        -------       --------      --------      --------        --------         --------
  Operating income...      2,778          6,528          9,306        24,882         4,494          12,283           17,484
Interest expense,
  net................        439          2,966          3,405         3,410        12,175             791            6,392
                         -------        -------       --------      --------      --------        --------         --------
  Income (loss)
    before income
    taxes and
    extraordinary
    item.............      2,339          3,562          5,901        21,472        (7,681)         11,492           11,092
Income tax provision
  (benefit)..........        996            176          1,172         1,087          (433)            117              931
                         -------        -------       --------      --------      --------        --------         --------
  Income (loss)
    before
    extraordinary
    item.............    $ 1,343        $ 3,386       $  4,729      $ 20,385      $ (7,248)       $ 11,375         $ 10,161
                         =======        =======       ========      ========      ========        ========         ========


     The following information should be read in conjunction with our consolidated financial statements and notes and those of our predecessor included elsewhere in this prospectus. See notes to the audited historical consolidated financial statements included elsewhere in this prospectus for the income, assets and other information of our segments.


FIRST QUARTER OF FISCAL YEAR 2001 COMPARED TO FIRST QUARTER OF FISCAL YEAR 2000



     Revenues



     Revenues increased 40.6% to $156.2 million for the first quarter of fiscal year 2001 from $111.1 million for the first quarter of fiscal year 2000. This increase was primarily the result of larger multiple unit orders for HRSGs and a significant increase in the volume of auxiliary power equipment products sold. These increases in order size and volume were caused by the higher demand experienced overall in the gas turbine power generation equipment industry. Development of new gas turbine power plants continued to increase substantially in 2001, including a greater number of larger projects.

     The following table sets forth our segment revenues for the first quarter of fiscal year 2000 and the first quarter of fiscal year 2001 (dollars in thousands):



                                                 FIRST QUARTER OF   FIRST QUARTER OF   PERCENTAGE
                                                 FISCAL YEAR 2000   FISCAL YEAR 2001     CHANGE
                                                 ----------------   ----------------   ----------
Heat recovery equipment segment:
  HRSGs........................................      $54,590            $63,486           16.3%
  Specialty boilers............................       12,838             29,391          128.9
                                                     -------            -------
          Total segment........................      $67,428            $92,877           37.7%
                                                     =======            =======
Auxiliary power equipment segment:
  Exhaust systems..............................      $26,678            $32,387           21.4%
  Inlet systems................................       15,508             15,614            0.7
  Other........................................        1,469             15,292          941.0
                                                     -------            -------
          Total segment........................      $43,655            $63,293           45.0%
                                                     =======            =======



     The heat recovery equipment segment revenues increased 37.7% to $92.9 million for the first quarter of fiscal year 2001 compared to the first quarter of fiscal year 2000. Revenues for HRSGs increased 16.3% to $63.5 million. Although the volume of orders did not increase significantly, orders were much larger, on average, than in the previous year. This enabled us to recognize higher revenues compared to the first quarter of fiscal year 2000. Revenues for specialty boilers increased 128.9% to $29.4 million. This increase was due primarily to several larger, multiple unit orders, on which we were able to generate substantially increased revenues, as well as accelerated delivery requirements of our customers.



     The auxiliary power equipment segment revenues increased 45.0% to $63.3 million for the first quarter of fiscal year 2001 compared to the first quarter of fiscal year 2000. Revenues for exhaust systems increased 21.4% to $32.4 million. This increase was due primarily to the increased volume of orders, resulting from the increased demand and our ability to handle increased orders through our use of subcontractors to manufacture products. Additional production capacity in Mexico contributed to our increased production and related revenues. Revenues for inlet systems increased by 0.7% to $15.6 million. Revenues for other equipment increased by 941.0% to $15.3 million. A total of $11.3 million of the increase was attributable to the inclusion in the first quarter of fiscal year 2001 of revenues from Consolidated Fabricators, Inc., which we acquired in October 2000. Our focus on the retrofit market, which has provided us with access to a broader customer base, also contributed to this increase.



     The following table presents our revenues by geographic region (in millions):



                                                              FIRST QUARTER    FIRST QUARTER
                                                                OF FISCAL        OF FISCAL
                                                                YEAR 2000        YEAR 2001
                                                              -------------    -------------
United States...............................................     $ 98.6           $144.0
Asia........................................................        6.1              2.7
Europe......................................................        3.4              4.2
Other.......................................................        3.0              5.3
                                                                 ------           ------
          Total.............................................     $111.1           $156.2
                                                                 ======           ======



     Revenues in the United States comprised 92.2% of our total revenues for the first quarter of fiscal year 2001 and 88.7% for the first quarter of fiscal year 2000. Revenues in the United States increased 46.0% to $144.0 million for the first quarter of fiscal year 2001 compared to the first quarter of fiscal year 2000, primarily as a result of significant increases in the volume of products sold. This volume increase was primarily caused by the increase in demand experienced overall in the U.S. gas turbine power generation equipment industry. This increase in industry demand reflected the continued increase in demand for electricity and the lack of sufficient power generation facilities in the United States. Revenues in Asia decreased by 55.7% to $2.7 million for the first quarter of fiscal year 2001 compared to the first quarter of fiscal year 2000, as a result of that region's economic instability and decline in power plant construction. Other revenues increased 76.7% to $5.3 million for the first quarter of fiscal year 2001 compared to the first quarter of fiscal year 2000, with slight increases in the volume of products sold, without any particular country contributing a significant amount.



     Gross Profit



     Gross profit increased 43.0% to $26.4 million for the first quarter of fiscal year 2001 from $18.5 million for first quarter of fiscal year 2000 as a result of the increase in our revenues. Gross profit as a percentage of revenues increased to 16.9% in the first quarter of fiscal year 2001 from 16.6% in the first quarter of fiscal year 2000. This increase is due primarily to the higher volume of specialty boiler revenues relative to our other product offerings. Specialty boilers typically generate a higher percentage of gross profit.



     Selling and Administrative Expenses



     Selling and administrative expenses increased 43.8% to $8.5 million for the first quarter of fiscal year 2001 from $5.9 million for the first quarter of fiscal year 2000. Of this increase, $1.0 million resulted from the hiring of additional sales and administrative personnel in connection with the continued growth of our business. The inclusion of selling and administrative expenses of Consolidated Fabricators, Inc. accounted for $0.9 million of the increase. As a percentage of revenues, selling and administrative expenses increased to 5.5% for the first quarter of fiscal year 2001 from 5.3% for the comparable period of fiscal year 2000.



     Operating Income



     Operating income increased to $17.5 million for the first quarter of fiscal year 2001 from $12.3 million in the first quarter of fiscal year 2000. The increase in revenues, and associated gross profit contributed to this increase in operating income.



     Interest Expense, Net



     Net interest expense increased to $6.4 million for the first quarter of fiscal year 2001 from $0.8 million for the first quarter of fiscal year 2000. This increase is due primarily to the additional borrowings incurred in connection with the August 2000 recapitalization.



     Income Taxes



     GEEG Holdings, L.L.C. and most of its operating subsidiaries are limited liability companies and have been treated as partnerships for income tax purposes. As a result, no income tax provision was made with respect to these entities for the first quarter of fiscal year 2001 or the first quarter of fiscal year 2000. However, because some of GEEG Holdings, L.L.C.'s subsidiaries are corporations, our historical consolidated financial statements reflect a small income tax provision.



     As a result of the reorganization transaction, we will be subject to corporate federal and state income taxes. At the time of the reorganization transaction, we will record a deferred tax benefit and related deferred tax asset of approximately $88.0 million which primarily represents the excess tax basis over book basis related to the August 2000 recapitalization. For informational purposes, our consolidated statements of income for the first quarter of fiscal year 2001 and the first quarter of fiscal year 2000 include pro forma income on an after-tax basis assuming we had been taxed as a corporation since December 26, 1999. We did not have any net operating loss carryforwards at March 31, 2001.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

     Revenues

     Revenues increased 51.4% to $416.6 million for fiscal year 2000 from $275.2 million for fiscal year 1999. This increase is primarily the result of larger multiple unit orders for HRSGs and a significant increase in the volume of auxiliary power equipment products sold. These increases in order size and volume were caused by the higher demand experienced overall in the gas turbine power generation equipment industry. Development of gas turbine power plants continued to increase substantially in 2000 as the number and size of projects grew.

     The following table sets forth our segment revenues for fiscal year 1999 and fiscal year 2000 (dollars in thousands):


                                       FISCAL YEAR 1999    FISCAL YEAR 2000    PERCENTAGE CHANGE
                                       ----------------    ----------------    -----------------
Heat recovery equipment segment:
  HRSGs..............................      $134,036            $219,649               63.9%
  Specialty boilers..................        51,538              38,995              (24.3)
                                           --------            --------
          Total segment..............      $185,574            $258,644               39.4%
                                           ========            ========
Auxiliary power equipment segment:
  Exhaust systems....................      $ 54,722            $ 86,228               57.6%
  Inlet systems......................        22,550              52,004              130.6
  Other..............................        12,353              19,715               59.6
                                           --------            --------
          Total segment..............      $ 89,625            $157,947               76.2%
                                           ========            ========


     The heat recovery equipment segment revenues increased 39.4% to $258.6 million for fiscal year 2000. Revenues for HRSGs increased 63.9% to $219.7 million. Although the volume of orders did not increase significantly, the size of the orders increased to allow us to recognize significantly higher revenues over the year. Revenues for specialty boilers decreased by 24.3%, to $39.0 million. This decrease is due primarily to the fact that fiscal year 1999 results included $28.0 million in revenues from one order delivered during that year.

     The auxiliary power equipment segment revenues increased 76.2% to $157.9 million for fiscal year 2000. Revenues for exhaust systems increased by 57.6% to $86.2 million. This increase is due primarily to the increased volume of orders, combined with our ability to handle increased orders through our use of subcontractors to manufacture products. Revenues for inlet systems increased by 130.6%, to $52.0 million. This increase is due primarily to the increased volume of orders, with a broader scope of equipment included in each order. Revenues for other equipment increased by 59.6% to $19.7 million. This increase is due primarily to our focus on the retrofit market, which has provided us with access to a broader customer base.


     The following table presents our revenues by geographic region (in millions):


                                                              FISCAL YEAR    FISCAL YEAR
                                                                 1999           2000
                                                              -----------    -----------
United States...............................................    $208.1         $380.4
Asia........................................................      37.0           11.8
Europe......................................................      17.6           11.6
Other.......................................................      12.5           12.8
                                                                ------         ------
          Total.............................................    $275.2         $416.6
                                                                ======         ======

Revenues in the United States comprised 91.3% of our revenues for fiscal year 2000 and 75.6% for fiscal year 1999. Revenues in the United States increased 82.8% to $380.4 million for fiscal year 2000, primarily as a result of significant increases in the volume of products sold. This volume increase was caused primarily by the increase in demand experienced overall in the U.S. gas turbine power generation equipment industry. This increase in industry demand reflected the rapid increase in demand for electricity and the lack of sufficient power generation facilities in the United States. Revenues in Asia decreased by 68.1% to $11.8 million for fiscal year 2000 as a result of that region's economic instability and decline in power plant construction.

     Gross Profit

     Gross profit increased 44.3% to $70.9 million for fiscal year 2000 from $49.1 million for fiscal year 1999 as a result of the increase in our revenues. Gross profit as a percentage of revenues decreased slightly to 17.0% in fiscal year 2000 from 17.9% in fiscal year 1999.

     Selling and Administrative Expenses

     Selling and administrative expenses increased 16.7% to $27.0 million for fiscal year 2000 from $23.2 million for fiscal year 1999. Of this increase, $1.5 million resulted from the hiring of additional sales and administrative personnel in connection with the growth of our business. A total of $1.0 million of the increase resulted from outside sales representative commissions associated with the increased revenue volume. Although our bad debt experience historically has been low, the provision for bad debts increased by a total of $0.8 million, due to uncertainty as to collectability of amounts due on several projects. Changes in our provision for bad debts primarily are impacted by the circumstances relating to specific projects, and not by the overall growth of our business. As a result, whether any increase in the provision will be required in future periods largely will depend on the status of particular projects at the time. As a percentage of revenues, selling and administrative expenses decreased to 6.5% for fiscal year 2000 from 8.4% for the comparable prior period as a result of our revenues growing at a higher rate than the expenses. With the significant growth in revenues being driven by larger project size and not numbers of orders, we were able to reduce our selling and administrative expenses as a percentage of revenues.

     Operating Income

     Operating income decreased to $4.5 million for fiscal year 2000 from $24.9 million in fiscal year 1999. This decrease was the result of the $38.1 million non-recurring recapitalization charge relating to cash payments made to officers, directors and employees for option cancellations in connection with the August 2000 recapitalization discussed above. Excluding this charge, operating income would have been $42.6 million, or an increase of 71.2%, compared to fiscal year 1999. The increase in revenues, and associated gross profit, together with the decrease in selling and administrative expenses as a percent of revenues, contributed to this increase in operating income.

     Interest Expense, Net

     Net interest expense increased to $12.2 million for fiscal year 2000 from $3.4 million for fiscal year 1999. This increase is due primarily to the additional borrowings incurred in connection with the August 2000 recapitalization.

     Income Taxes

     GEEG Holdings, L.L.C. and most of its operating subsidiaries are limited liability companies and have been treated as partnerships for income tax purposes. As a result, no income tax provision was made with respect to these entities for fiscal year 2000 or fiscal year 1999. However, because some of GEEG Holdings, L.L.C.'s subsidiaries are corporations, our historical consolidated financial statements reflect a small income tax provision.

     As a result of the reorganization transaction, we will be subject to corporate federal and state income taxes. At the time of the reorganization transaction, we will record a deferred tax benefit and related deferred tax asset of approximately $84 million which primarily represents the excess tax basis over book basis related to the August 2000 recapitalization. For informational purposes, our consolidated statements of income (loss) for fiscal year 2000 include pro forma income on an after-tax basis assuming we had been taxed as a corporation since December 29, 1999. We did not have any net operating loss carryforwards at December 30, 2000.


FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

     Revenues

     Revenues increased 72.8% to $275.2 million for fiscal year 1999 from $159.2 million for fiscal year 1998. This increase is primarily the result of larger multiple unit orders for heat recovery equipment products and a significant increase in the volume of auxiliary power equipment products sold. Development of gas turbine power plants continued to increase significantly in fiscal year 1999 as a result of developments in the deregulation of the power industry and a renewed interest in the U.S. market, which began after 1997 when a number of power plant projects in Asia were put on hold. The number of U.S. projects increased and were larger.

     The following table sets forth our segment revenues for fiscal year 1998 and fiscal year 1999 (dollars in thousands):

                                       FISCAL YEAR 1998    FISCAL YEAR 1999    PERCENTAGE CHANGE
                                       ----------------    ----------------    -----------------
Heat recovery equipment segment:
  HRSGs..............................      $ 72,254            $134,036              85.5%
  Specialty boilers..................        30,295              51,538              70.1
                                           --------            --------
          Total segment..............      $102,549            $185,574              81.0%
                                           ========            ========
Auxiliary power equipment segment:
  Exhaust systems....................      $ 28,163            $ 54,722              94.3%
  Inlet systems......................        16,145              22,550              39.7
  Other..............................        12,387              12,353              (0.3)
                                           --------            --------
          Total segment..............      $ 56,695            $ 89,625              58.1%
                                           ========            ========

     The heat recovery equipment segment revenues increased 81.0% to $185.6 million for fiscal year 1999. Revenues for HRSGs increased 85.5% to $134.0 million. Although the volume of orders did not increase significantly, the size of the orders increased to allow us to recognize significantly higher revenues over the year. Revenues for specialty boilers increased by 70.1% to $51.5 million. This increase is due primarily to the fact that fiscal year 1999 results included $28.0 million in revenues from one order delivered during that year.

     The auxiliary power equipment segment revenues increased 58.1% to $89.6 million for fiscal year 1999. Revenues for exhaust systems increased by 94.3% to $54.7 million. This increase is due primarily to the increased volume of orders, combined with our ability to handle increased orders through our use of subcontractors to manufacture products. Revenues for inlet systems increased by 39.7%, to $22.6 million. This increase is due primarily to the increased volume of orders, while pricing did not increase significantly. Revenues for other equipment declined slightly.


     The following table presents our revenues by geographic region (in millions):


                                                              FISCAL YEAR    FISCAL YEAR
                                                                 1998           1999
                                                              -----------    -----------
United States...............................................    $ 86.2         $208.1
Asia........................................................      31.0           37.0
Europe......................................................      10.8           17.6
Other.......................................................      31.2           12.5
                                                                ------         ------
          Total.............................................    $159.2         $275.2
                                                                ======         ======

Revenues within the United States comprised 75.6% of our revenues for fiscal year 1999 and 54.1% of our revenues for fiscal year 1998. Revenues in the United States increased 141.4% to $208.1 million for fiscal year 1999 due to significant increases in the volume of products sold. This volume increase was caused primarily by the increase in demand experienced in the U.S. gas turbine power generation equipment industry referred to above. Revenues in Asia increased 242.6% to $37.0 million in fiscal year 1999 as a result of the delivery of a large order in that region.

     Gross Profit

     Gross profit increased 61.5% to $49.1 million for fiscal year 1999 from $30.4 million for fiscal year 1998 as a result of our increase in revenues. Gross profit as a percentage of revenues decreased slightly to 17.9% in fiscal year 1999 from 19.1% in fiscal year 1998 because of a change in our product mix.

     Selling and Administrative Expenses

     Selling and administrative expenses increased 18.1% to $23.2 million for fiscal year 1999 from $19.6 million for fiscal year 1998. Of this increase, $2.5 million resulted from the hiring of sales and administrative support staff and other compensation costs incurred in response to the growth of our business. As a percentage of revenues, selling and administrative expenses decreased to 8.4% for fiscal year 1999 from 12.3% for the comparable prior period as a result of our revenues growing at a higher rate than these expenses. Because the growth in revenues was driven by larger project size as well as an increase in the number of orders, we were able to reduce our selling and administrative expenses as a percentage of revenues.

     Operating Income

     Operating income increased 167.4% to $24.9 million for fiscal year 1999 from $9.3 million in fiscal year 1998 for reasons discussed above. The increase in revenues, and associated gross profit, combined with the decrease in selling and administrative expenses as a percent of revenues, contributed to this increase in operating income.

     Interest Expense, Net

     Net interest expense was $3.4 million for fiscal year 1999 and $3.4 million for fiscal year 1998.

     Income Taxes

     Income taxes decreased 7.3% to $1.1 million for fiscal year 1999 from $1.2 million in fiscal year 1998, because of the different tax treatments of GEEG Holdings, L.L.C. and the Jason Incorporated power generation division. GEEG Holdings, L.L.C. and most of its operating subsidiaries are limited liability companies and have been treated as partnerships for income tax purposes. As a result, no income tax provision was made in respect to these entities for fiscal year 1999. However, because some of GEEG Holdings, L.L.C.'s subsidiaries are corporations, our historical consolidated financial statements reflect a small income tax provision. Jason Incorporated was taxed as a C-corporation and therefore the income tax provision for fiscal year 1998 reflects different tax treatments for the predecessor company period and the post-acquisition period.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of cash are net cash flow from operations and borrowings under our senior credit facility. Our primary uses of this cash are principal and interest payments on indebtedness and capital expenditures.

     To finance the August 2000 recapitalization, GEEG Holdings, L.L.C. obtained $207.5 million as follows: (1) $30.0 million under our senior credit facility in the form of a term A loan maturing in

July 2006 which bears interest at LIBOR plus 3.25% per annum, (2) $110.0 million under our senior credit facility in the form of a term B loan maturing in July 2008 which bears interest at LIBOR plus 4.00% per annum and (3) $67.5 million in the form of a senior subordinated loan maturing in August 2010 which bears interest at a rate of 13.5% per annum. In October 2000, GEEG Holdings, L.L.C. borrowed an additional $15.0 million under our senior credit facility in the form of a term C loan which matures July 2006 and bears interest at LIBOR plus 3.25% per annum. The loan was used to fund a portion of the acquisition of CFI Holdings, Inc. The senior credit facility includes a revolving loan facility of $55.0 million. Amounts borrowed under the revolving credit facility are available from time to time for general corporate and working capital purposes.

     Our senior credit facility is secured by a lien on all our and our domestic subsidiaries' property and assets, including, without limitation, a pledge of all of the capital stock owned by us and our domestic subsidiaries, subject to a limitation of 65% of the voting stock of any foreign subsidiary. At December 30, 2000, a total of $154.2 million was outstanding under the senior credit facility.

     Our senior subordinated loan agreement, among other things, restricts our ability to incur additional indebtedness, sell assets other than in the ordinary course of business, pay dividends, make investments and acquisitions and enter into mergers, consolidations or similar transactions.


     We intend to use a portion of the net proceeds of this offering to repay $81.4 million of the outstanding loans under our existing senior credit facility, plus accrued and unpaid interest, and to repay $22.5 million of our senior subordinated loan, plus accrued and unpaid interest, and to pay related prepayment premiums, fees and expenses. See "Use of Proceeds." We intend to refinance any balances on our senior credit facility remaining after the application of the net proceeds of this offering using the proceeds of new loans under an amended and restated senior credit facility described below and approximately $4.0 million in available cash.



     We have received a commitment from Bankers Trust Company (an affiliate of Deutsche Banc Alex. Brown Inc., one of the underwriters of this offering) to amend and restate our existing senior credit facility at or prior to the closing of this offering. Our amended and restated senior credit facility will consist of a term loan facility of up to $60.0 million and a revolving loan facility of up to $75.0 million. We anticipate that, at closing, we will borrow the full amount available under the term loan and not more than $20.0 million will be outstanding under the revolving loan facility. Amounts borrowed under the term loan facility will amortize over four years and will mature on the fourth anniversary of the closing of the amended and restated credit facility. The revolving credit facility will mature on the fourth anniversary of the closing of the amended and restated credit facility.


     At our option, amounts borrowed under the amended and restated senior credit facility will bear interest at either the eurodollar rate or an alternate base rate, plus, in each case, an applicable margin. The applicable margin will range from 1.0% to 2.25% in the case of a eurodollar based loan and from 0% to 1.25% in the case of a base rate loan, in each case, based on a leverage ratio.

     We anticipate that our amended and restated senior credit facility will:

     - be guaranteed by all of our domestic subsidiaries;


     - secured by a lien on all our and our domestic subsidiaries' property and assets, including, without limitation, a pledge of all capital stock owned by us and our domestic subsidiaries, subject to a limitation of 65% of the voting stock of any foreign subsidiary;


     - require us to maintain minimum interest and fixed charge coverage ratios and limit our maximum leverage; and


     - among other things, restrict our ability to (1) incur additional indebtedness, (2) sell assets other than in the ordinary course of business, (3) pay dividends in excess of 25% of our cumulative net income from January 1, 2001 through the most recent fiscal quarter end, subject to leverage and liquidity thresholds and other customary restrictions,
       (4) make capital expenditures in excess of $10 million in any fiscal year with adjustments for carry-overs from the previous year, (5) make investments and acquisitions and (6) enter into mergers, consolidations or similar transactions.



     Under the anticipated provisions of our amended and restated senior credit facility, but using as the relevant measuring period the four fiscal quarter periods ended March 31, 2001, we would have been able to incur as of March 31, 2001 approximately $35 million of additional indebtedness for borrowed money. Under the anticipated provisions of the amended and restated senior credit facility, we would be able to pay dividends on our common stock upon compliance with the relevant covenants. However, as of March 31, 2001, we were not permitted to pay any dividends under the terms of our senior subordinated loan agreement.



     In April 2001, we declared a distribution equal to $5.0 million to our members on account of their first quarter fiscal year 2001 tax liability. In addition, in connection with the reorganization transaction, we will declare (1) a distribution on account of our members' remaining fiscal year 2001 tax liability and (2) a distribution on our preferred units in an aggregate amount equal to the accrued and unpaid dividends on those units. We will pay these distributions after the closing of this offering. We will use a portion of the net proceeds from this offering to pay the preferred distribution.



     Net cash used for operations was $1.3 million for the first quarter of fiscal year 2001 compared to net cash provided by operations of $19.7 million for the first quarter of fiscal year 2000. The decrease in net operating cash flow primarily resulted from an increase in working capital caused by fluctuations in the timing of advance billings to customers. Net cash provided by operations decreased 37.2% to $24.8 million for fiscal year 2000 from $39.5 million for fiscal year 1999. The decrease in net operating cash flow resulted from the non-recurring $38.1 recapitalization charge relating to option cancellation payments made in connection with the August 2000 recapitalization. This decrease was partially offset by a reduction in working capital.



     Net cash used by investing activities increased to $7.2 million for the first quarter of fiscal year 2001 from $1.0 million for the first quarter of fiscal year 2000. This cash was primarily used for the acquisition in January 2001 of a manufacturing facility in Mexico. Net cash provided by investing activities was $1.4 million in fiscal year 1999 and net cash used for investing activities was $19.8 million in fiscal year 2000. Net cash used for investing activities in fiscal year 2000 was primarily the result of the acquisition of CFI Holdings, Inc.



     Net cash used for financing activities increased to $9.9 million for the first quarter of fiscal year 2001 from $0.3 million for the first quarter of fiscal year 2000. In the first quarter of fiscal year 2001, cash was used in financing activities to prepay approximately $8.8 million of long-term debt and to make tax distributions to members of GEEG Holdings, L.L.C. Net cash used for financing activities was $39.5 million in fiscal year 1999 and net cash provided by financing activities was $10.2 million in fiscal year 2000. In fiscal year 1999, cash was used to prepay long-term debt, to make tax distributions to members of GEEG Holdings, L.L.C. and to redeem preferred units. In fiscal year 2000, net cash provided by financing activities was primarily in connection with the August 2000 recapitalization.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks. Market risk is the potential loss arising from adverse changes in market prices and interest and foreign currency rates. We do not enter into derivative or other financial instruments for speculative purposes. Our market risk could arise from changes in interest rates and foreign currency exchange.

     Interest Rate Risk. We are subject to market risk exposure related to changes in interest rates. Assuming our current level of borrowings, a 100 basis point increase in interest rates under these borrowings would increase our interest expense for fiscal year 2000 by approximately $1.5 million without taking into effect our interest rate collar agreement. We manage our exposure to interest rate fluctuations on our variable rate debt through the use of an interest rate collar agreement with a notional amount of $77.1 million at December 30, 2000. The fair value of the collar was not significant as of December 30, 2000. There were no material changes in interest rate risk since December 30, 2000.



     Foreign Currency Exchange Risk. Portions of our operations are located in foreign jurisdictions including Europe and Mexico. Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In addition, sales of products and services are affected by the value of the U.S. dollar relative to other currencies. We manage our foreign currency exposure through the use of foreign currency option contracts. Notional amounts outstanding under such contracts totaled $3.6 million at December 30, 2000. The fair values of the option contracts were not significant as of December 30, 2000. There were no material changes in foreign currency exchange risk since December 30, 2000.


     Euro Currency Conversion. On January 1, 1999, several member countries of the European Union established fixed conversion rates and adopted the euro as their new legal currency. On that date, the euro began trading on currency exchanges while legacy currencies remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, parties can elect to pay for goods and services and transact business using either the euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce euro hard currency and withdraw all legacy currencies.

     Our foreign operating subsidiaries affected by the euro conversion are evaluating the business issues raised, including the competitive impact of cross-border price transparency. We do not anticipate any significant near-term business ramifications. However, long-term implications such as the euro currency conversions effect on accounting, treasury and computer systems are under review.

RECENT ACCOUNTING PRONOUNCEMENTS

     We adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective December 31, 2000. This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The impact of adopting SFAS 133 was not material.

     In December 1999, the SEC staff released Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." The adoption of this statement in the fourth quarter of fiscal year 2000 did not have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

     We are a global designer, engineer and fabricator of a comprehensive portfolio of equipment for gas turbine power plants, with over 30 years of power generation industry experience. We believe that we are a leader in our industry, offer one of the broadest ranges of gas turbine power plant equipment in the world and hold the number one or number two market position by sales in a majority of our product lines. Our equipment is installed in power plants in more than 30 countries on six continents and we believe that we have one of the largest installed bases of gas turbine power plant equipment in the world. In addition, we provide our customers with value-added services including engineering, retrofit and upgrade, and maintenance and repair.

     We sell our products to the gas turbine power generation market, the fastest growing segment of the power generation industry. Our products are critical to the efficient operation of gas turbine power plants and are highly engineered to meet customer-specific requirements. Our products include:

     - heat recovery steam generators;

     - filter houses;

     - inlet systems;

     - gas and steam turbine enclosures;

     - exhaust systems;

     - diverter dampers; and

     - specialty boilers and related products.

We market and sell our products globally under the Deltak, Braden and Consolidated Fabricators brand names through our worldwide sales network.

     We fabricate our equipment through a combination of in-house manufacturing and extensive outsourcing relationships. Our network of exclusive subcontractors, located throughout 30 countries, allows us to manufacture equipment for power plant projects worldwide at competitive prices. Our subcontractors also enable us to meet increasing demand without being restricted by manufacturing capacity limitations, thus limiting capital expenditure requirements.

     We believe our design and engineering capabilities differentiate us from our competitors. By providing high-quality products on a timely basis and offering a broad range of equipment, we have forged long-standing relationships with the leading power industry participants, including General Electric, Mitsubishi Heavy Industries, Siemens-Westinghouse, Bechtel and Duke Power. Our revenues have grown from $142.7 million in fiscal year 1997 to $416.6 million in fiscal year 2000, representing a compound annual growth rate of 42.9%.

GROWTH STRATEGY

     To maximize shareholder value and enhance our market position in the growing power generation industry, we will continue to pursue the following growth strategies:

     - Expand our leading market position in the high-growth U.S. market. Our design and engineering expertise positions us to bid on and execute virtually any major gas turbine power plant project. According to the Energy Information Administration, or EIA, over 1,300 new power generation plants with approximately 390 gigawatts of electrical generation capacity will be needed in the United States by 2020 to meet demand. We believe that our reputation for quality products, low-cost fabrication and on-time delivery of a broad line of equipment have made us a critical supplier to our customers and end users, further strengthening our position as a market leader.

     - Leverage our presence in the emerging international power markets. Through our international presence, we are positioned to undertake power generation projects throughout the world. According to the International Energy Agency, or IEA, approximately 90% of the $2.9 trillion in worldwide electrical generation capacity investment through 2020 will be expended outside of North America.

       Our global presence and experience allows us to serve our multinational customers' needs in a timely and efficient manner.

     - Pursue strategic acquisitions. We intend to pursue selective acquisitions which will increase our market share in existing product lines, broaden our overall product offering and expand our geographic reach. The power generation equipment industry is highly fragmented, comprised largely of small companies or corporate divisions with relatively limited product lines. The fragmented nature of the industry provides us with numerous acquisition opportunities.

     - Leverage our design and engineering capabilities to expand our product lines. We intend to expand our product lines to capture a larger share of our customers' equipment purchases. Through our design and engineering capabilities and experience in gas turbine technology, we have developed a number of complementary product lines, including inlet cooling systems, pulse filters, air filter elements and diverter dampers. Throughout our 30-year history, we have also successfully introduced new end-use applications for our underlying technologies, including products for the process, marine, pulp and paper and pharmaceutical industries.

INDUSTRY OVERVIEW

  Supply and Demand Trends

     According to the EIA, U.S. demand for electricity generation has increased substantially since 1990, while capacity has remained relatively flat. Underbuilding of new power generation capacity due to deregulation uncertainty and environmental concerns has caused reserve margins to fall. Based on North American Electric Reliability Council, or NERC, data, reserve margins, the difference between total capacity and peak electricity demand as a percentage of total capacity, have fallen to historically low levels over the last decade. U.S. reserve margins have fallen from 21.1% in 1992 to 7.1% in 1999, resulting in electricity price increases. In some areas of the United States, such as California, these margins have fallen even lower, causing numerous brownouts. Internationally, although many developing countries are moving towards industrialization and electrification, according to the IEA, approximately one-third of the world's population is still without electricity. Significant new worldwide generation capacity is necessary to keep pace with international demand growth, which is expanding at more than twice the rate of U.S. demand.

  Gas Turbine Technology

     Gas turbine power plants are well-positioned to benefit from the need for new or more efficient power generation infrastructure. The advantages of power generation plants utilizing gas turbine technologies versus other technologies include:

     - lower construction costs;

     - shorter construction period;

     - improved operating efficiency;

     - lower environmental impact;

     - ability to expand plant capacity; and

     - rapid start-up and shut-down time.

Due to these advantages, IEA projects that approximately 90% of new U.S. generation capacity and approximately 51% of new generation capacity outside the United States, net of retirements, through 2020 will utilize gas turbine technology.

     Gas turbine power plants can have either a simple-cycle or combined-cycle configuration, both of which utilize a gas turbine and a generator to produce electricity. A simple-cycle gas turbine plant incorporates many of the products which we manufacture, including filter houses, inlet and exhaust systems and turbine enclosures. A simple-cycle plant converts approximately 33% of the fuel's energy content into electricity. A combined-cycle plant has the same components as a simple-cycle plant, with the addition of a heat recovery steam generator, or HRSG. In a combined-cycle plant, the hot exhaust from the gas turbine is routed through the HRSG where steam is generated which is used to power a steam turbine and produce more electricity. A combined-cycle power plant converts up to 57% of the fuel's energy content into electricity. As a result of this increased efficiency, the EIA projects that domestic combined-cycle plant capacity will increase more than ten times over the next 20 years. As a leading provider of equipment for simple- and combined-cycle power plants, we are well-positioned to benefit from these trends and, as a result, to increase our revenues and earnings.

PRODUCTS AND SERVICES

     We conduct our business through two operating segments: our heat recovery equipment segment and our auxiliary power equipment segment. We offer a broad range of products that are integral parts of gas turbine power plants. We also provide advanced engineering, retrofit and upgrade, maintenance and repair services to the power generation industry. For information regarding our revenues, profitability and total assets by segment, see note 11 to our consolidated financial statements included elsewhere in this prospectus.

  Heat Recovery Equipment

     Our heat recovery equipment segment is a leader in the production of HRSGs and specialty boilers. Our products in this segment are marketed under the Deltak brand name.

     - Heat Recovery Steam Generators. A HRSG is a boiler that creates steam in a combined-cycle power plant using the hot exhaust emitted by a gas turbine. This steam generates additional electricity by driving a steam turbine in a combined-cycle power plant. Each HRSG is custom-designed and engineered to meet the specifications of the customer, taking into account the type of gas turbine and environmental locale. We design and manufacture HRSGs for all size applications for both new combined cycle and retrofitted simple-cycle power plants. We believe we are the overall market leader with the largest installed base of gas turbine HRSGs in the world.

     - Specialty Boilers and Related Products. Specialty boilers are a highly customized class of equipment that capture waste heat and convert it into steam. We produce specialty boilers used in process heat recovery and incineration systems, small power generation systems and marine cogeneration systems. Our specialty boilers, which require creative engineering solutions, are used in a wide range of markets, including oil and gas, pulp and paper, chemicals, petrochemical, marine and food industries. We have an installed base of more than 600 specialty boilers in over 30 countries. In addition, we design and manufacture catalytic recovery systems for gas turbine exhaust systems which reduce emissions.

  Auxiliary Power Equipment

     Our auxiliary power equipment segment includes a variety of products and services critical to the operation of gas turbine power plants. These products are marketed under the Braden and Consolidated Fabricators brand names.

     - Filter Houses. A filter house cleans debris, dirt and other contaminants from the air that enters the turbine, using either a barrier filter or a pulse filter. Barrier filters use a series of filter elements contained in a large filter house to remove airborne contaminants. Pulse filters are self-cleaning filters that use a blast of air to expel dirt or ice from the filter element. In addition, a filter house may include evaporative coolers, chiller coils, fog cooling systems, anti-icing systems and a broad range of other equipment that treats the air that is pulled through the turbine.

     - Inlet Systems. Inlet systems are large air intake ducts that connect the filter house to the gas turbine and provide silencing for the noise emanating from the gas turbine through the inlet. The major components of an inlet system are inlet silencers, expansion joints and inlet ductwork.

     - Gas and Steam Turbine Enclosures. Gas and steam turbine enclosures protect the turbines from the environment. In addition, they provide acoustical treatment to reduce the noise produced by gas and steam turbines. Fire suppression systems are also an integral feature of most enclosures.

     - Exhaust Systems. Exhaust systems direct the hot exhaust from the turbine to the atmosphere. The main components of an exhaust system are exhaust ductwork, acoustic silencing equipment and the stack. Exhaust systems are highly engineered and very complex due to the severe turbulence and heat exposure that they must endure.

     - Diverter Dampers. Diverter dampers divert the hot exhaust from the gas turbine into a HRSG when the power plant is operated as a combined-cycle facility or into the exhaust stack in the case of simple-cycle operation. We also design and manufacture various other types of dampers.

BACKLOG

     The time frame between receipt of an order and actual completion or delivery of our products can stretch from a few weeks to a year or more. At the time we receive a firm order from a customer, that order is added to our backlog. Over the last five years, virtually all backlog has been subsequently recognized as revenues.


                                       AS OF FISCAL YEAR END,        AS OF        AS OF
                                     --------------------------    MARCH 25,    MARCH 31,
                                      1998      1999      2000       2000         2001
                                     ------    ------    ------    ---------    ---------
                                                        (IN MILLIONS)
Backlog............................  $206.0    $289.4    $464.6     $297.2       $633.6



We estimate that approximately $492 million, or 78%, of our backlog at March 31, 2001, will be recognized as a portion of our revenues in the remaining three quarters of fiscal year 2001.


SALES AND MARKETING

     We have an extensive sales network consisting of employees and independent representatives worldwide. We have sales offices in Australia, China, Egypt, the Netherlands, Singapore, South Korea and the United States. Our international sales force allows us to assess local market conditions, utilize local contacts and respond quickly to our customers' regional needs. We focus our sales and marketing efforts on end users of our products, including the developers and operators of gas turbine power plants, and on gas turbine original equipment manufacturers who may order our products directly or specify the use of our products.

CUSTOMERS

     Customers for both our heat recovery equipment segment and our auxiliary power equipment segment include original equipment manufacturers, engineering and construction firms and operators of power generation facilities. The end users of most of our products are developers and operators of gas turbine power plants. Our top ten customers vary from year to year due to the relative size and duration of our projects. In fiscal year 2000, General Electric accounted for approximately 31% of our revenues and Mitsubishi Heavy Industries accounted for approximately 22% of our revenues. For information with respect to our geographic markets, see note 11 to our consolidated financial statements included elsewhere in this prospectus.

ENGINEERING AND DESIGN CAPABILITIES

     Our business is driven by design and engineering expertise, an area in which we believe that we are an industry leader. Our products are custom-designed and engineered to meet the precise specifications of our customers, and may require a significant number of engineering hours to design. As of December 30, 2000, we employed 136 degreed engineers specializing in thermal, structural, electrical, mechanical, acoustical and chemical engineering. Our engineers utilize an extensive PC-based network and engineering programs such as AutoCad(TM), ANSYS(TM), StruCAD(TM) and several internally developed proprietary programs. Our proprietary programs enable us to use design elements from previous projects, thereby increasing our engineering efficiency on subsequent projects.

MANUFACTURING AND OUTSOURCING

     Our products are fabricated utilizing a combination of in-house manufacturing and subcontractors. Our extensive use of outsourcing relationships provides us the following benefits:

     - flexibility to rapidly expand or contract manufacturing capacity without increasing capital expenditures;

     - ability to manufacture in low cost countries, thereby reducing the overall cost of our products; and

     - ability to satisfy local content requirements.

     In fiscal year 2000, we estimate that subcontractors accounted for approximately 70% of our manufacturing costs. Our subcontractors manufacture products on a fixed-price basis for each project. Typically, our subcontractors agree not to manufacture competing products. We provide on-site technical advisors at our subcontracted facilities to ensure high levels of quality and workmanship. We are constantly pursuing new international subcontractor relationships to enhance our ability to manufacture equipment at the lowest cost while maintaining high-quality standards and on-time delivery.

     While a majority of our manufacturing is outsourced, we maintain significant in-house capabilities. Our in-house manufacturing capability allows us to internally develop production methods, train personnel, protect highly sensitive designs and fabricate products whose complexity may preclude their production by subcontractors.

RAW MATERIALS AND SUPPLIERS

     The principal raw materials for our products are stainless steel sheet products, carbon steel plate and structural shapes, insulation and finned tubing. We obtain these products from a number of domestic and foreign suppliers. The market for most of the raw materials we use is comprised of numerous participants and we believe that we can obtain each of the raw materials we required from more than one supplier.

COMPETITION

     We compete with a large number of U.S. and international companies along all of our major products lines. We believe that our major competitors generally are small companies or corporate divisions that offer relatively limited product lines and do not compete on a global basis. We compete based on the price, quality, reliability and reputation of our products. We believe that no single competitor offers our breadth of products to the gas turbine power generation industry.

EMPLOYEES

     As of December 30, 2000, we had 1,405 employees. Other than 156 of our manufacturing employees located in Tulsa, Oklahoma and 155 of our production employees at our three Mexico facilities, none of our employees are represented by unions. We believe our employee relations are satisfactory.

INTELLECTUAL PROPERTY

     We depend upon a combination of patents, trademarks and nondisclosure and confidentiality agreements with our employees, customers and others and various security measures to protect our proprietary rights. Designs and processes are developed for specific projects and are charged directly to such projects. Due to the unique nature of each project, we typically do not reuse our designs. Also, our customers are contractually obligated to treat these designs as confidential and proprietary. For these reasons, we do not generally pursue patent protection. However, we believe that intellectual property protection is less important than our ability to continue to develop new design applications that meet the demands of our customers. As a result, we do not believe that any single patent or trademark is material to our business.

     We typically enter into non-disclosure and confidentiality agreements with our employees and subcontractors with access to sensitive design software and technology. However, this protection does not preclude others from creating programs which perform the same function. In addition, our agreements may be breached and we may not have adequate remedies for any breach.

FACILITIES

     Our executive offices currently occupy 5,300 square feet in Tulsa, Oklahoma. The lease for this facility expires in May 2002. We have 13 other U.S. facilities, as well as facilities in the Netherlands, Singapore and Mexico. Information about our material facilities is described below:

  Heat Recovery Equipment Segment

                                          LEASED/OWNED
LOCATION                  SQUARE FEET   (EXPIRATION DATE)         PRINCIPAL USES
--------                  -----------   -----------------         --------------
Plymouth, Minnesota          38,000     leased (12/31/03)   manufacturing, engineering
                             92,000     leased (1/31/06)    and administrative office
                             84,900     owned

  Auxiliary Power Equipment Segment

                                          LEASED/OWNED
LOCATION                  SQUARE FEET   (EXPIRATION DATE)         PRINCIPAL USES
--------                  -----------   -----------------         --------------
Auburn, Massachusetts        69,000     owned               manufacturing, engineering
                                                            and administrative office
Clinton, South Carolina      71,000     owned               manufacturing and
                                                            engineering
Fort Smith, Arkansas         94,000     owned               manufacturing
                             15,000     leased (2/13/03)
Heerlen, The Netherlands     10,000     leased (10/31/01)   engineering
Monterrey, Mexico           100,000     owned               manufacturing
San Antonio, Mexico          40,000     leased (2/1/06)     manufacturing
Toluca, Mexico               60,000     leased (5/1/04)     manufacturing
Tulsa, Oklahoma             164,000     leased (8/31/11)    manufacturing, engineering
                             39,000     leased (10/31/02)   and administrative office
Worcester, Massachusetts     26,000     leased (12/31/02)   manufacturing

LEGAL PROCEEDINGS


     In March 2001, one of our subcontractors commenced a lawsuit against Deltak Construction Services, Inc., one of our subsidiaries, seeking $7.9 million in damages plus interest and costs. The subcontractor alleges that our subsidiary failed to pay it for work on a project. We believe that we have meritorious defenses and intend to defend the action vigorously. In addition, our subsidiary has filed counterclaims against the subcontractor alleging, among other things, breach of two contracts, seeking (1) $1.8 million in damages and (2) either $8.0 million in lost profits or the return of a $1.7 million payment previously made.



     In addition, we are subject to routine litigation arising out of the normal and ordinary operation of our business, which we believe will not result in a material adverse effect on our business, results of operations or financial condition.

ENVIRONMENTAL MATTERS

     Our operations are subject to laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment or human health. These laws include U.S. federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, the Clean Water Act and the Clean Air Act, and the regulations implementing them, as well as similar laws and regulations at the state and local levels and in other countries in which we operate.

     Failure to comply with environmental laws or regulations could subject us to significant liabilities for fines, penalties or damages, or result in the denial or loss of significant operating permits. In addition, some environmental laws, including CERCLA, impose liability for the costs of investigating and remediating releases of hazardous substances without regard to fault and on a joint and several basis, so that in some circumstances we may be liable for costs attributable to hazardous substances released into the environment by others.

     Our manufacturing facilities use and produce wastes containing various substances classified as hazardous or otherwise regulated under environmental laws and regulations, and are subject to ongoing compliance costs and capital expenditure requirements. We believe we are in substantial compliance with applicable environmental laws and regulations and that the costs of compliance are not material to us. However, any newly-discovered environmental conditions could result in unanticipated expenses or liabilities that would be material. Moreover, the environmental laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of these changes on us. We cannot give any assurances that our operations will comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     At the completion of the offering made by this prospectus, our executive officers and directors and their ages will be as set forth below. Following this offering, Harvest Partners, Inc. will no longer control a majority of the votes on our board of directors.


NAME                                   AGE                           POSITION
----                                   ---                           --------
Larry Edwards........................  51    President, Chief Executive Officer and Director
Gary Obermiller......................  52    Senior Vice President and President, Deltak
Gene Schockemoehl....................  51    Senior Vice President and President, Braden
Michael Hackner......................  53    Chief Financial Officer and Vice President of Finance
James Wilson.........................  41    Vice President of Administration and Secretary
Stephen Eisenstein...................  39    Chairman of the Board
Ira Kleinman.........................  44    Director
Bengt Sohlen.........................  68    Director
Edgar Hotard.........................  51    Director


     Larry Edwards will be our president, chief executive officer and one of our directors upon completion of the reorganization transaction. Since June 1998, Mr. Edwards has served as a director of and chief executive officer of GEEG Holdings, L.L.C and as president and chief executive officer of GEEG, Inc. From February 1994 until June 1998, Mr. Edwards served as the president of Jason Incorporated's power generation division, the predecessor of GEEG Holdings, L.L.C. From 1976 until 1994, Mr. Edwards held the following positions with
Braden: systems analyst; manager of data processing; manager of management services; manager of purchasing and traffic; manager of operations; vice president of operations; general manager; and president of Braden. Mr. Edwards earned a B.S. in Industrial Engineering and Management from Oklahoma State University and an M.B.A. with honors from Oklahoma City University.


     Gary Obermiller will be our senior vice president upon completion of the reorganization transaction. Mr. Obermiller has served as president of Deltak since June 1997 and as a director and vice president of GEEG Holdings, L.L.C. since June 1998. Mr. Obermiller joined Deltak in 1990 as vice president of engineering and in 1993 became executive vice president of operations. Mr. Obermiller has over 29 years of management, engineering, operations, sales, and marketing experience. He previously served as manager of market development and manager of the adhesive business unit at Graco, Inc. and held various positions, including manager of project management, sales manager and vice president of engineering, at Econotherm Energy Systems Corporation. Mr. Obermiller earned a B.S. in Mechanical Engineering from the University of Minnesota and an M.B.A. from the University of St. Thomas. Mr. Obermiller is also a licensed mechanical engineer.


     Gene Schockemoehl will be our senior vice president upon completion of the reorganization transaction. Mr. Schockemoehl has served as president of Braden since January 1994 and as a director and vice president of GEEG Holdings, L.L.C. since June 1998. He began his employment at Braden in 1968, progressing through the plant production area into management positions, and served as plant superintendent and manager of manufacturing through 1985. In mid-1985, Mr. Schockemoehl became operations manager and in 1990 became vice president of operations. He served as vice president of sales from mid-1991 until January 1994. Mr. Schockemoehl has a manufacturing and general business educational background, having attended both Tulsa Community College and Rogers State College.


     Michael Hackner will be our chief financial officer and vice president of finance upon the completion of the reorganization transaction. Since June 1998, Mr. Hackner has served GEEG Holdings, L.L.C. in the same capacities and as its treasurer. Mr. Hackner joined Deltak in 1985 as controller and was promoted to vice president of finance and administration, Deltak in 1989. Previously, Mr. Hackner held various accounting and finance positions at Proform, Inc., was manager of accounting and systems development at Polaris/EZ-GO, a division of Textron, Inc., and held various positions in the audit and taxation department of Peat, Marwick, Mitchell and Company. Mr. Hackner received a B.S. from the University of Minnesota and attended the Minnesota Management Institute. Mr. Hackner has earned a C.P.A. designation and been a member of the American Institute of Certified Public Accountants since 1974.

     James Wilson will be our secretary upon the completion of the reorganization tranaction. Mr. Wilson has served GEEG Holdings, L.L.C. as secretary since June 1998 and as vice president of administration since September 2000. He joined Braden in 1986 as controller and became vice president of finance, Braden in 1989. Between 1982 and 1986, Mr. Wilson was employed as a senior auditor with Arthur Andersen LLP. Mr. Wilson has received the C.P.A. designation and had been a member of the American Institute of Certified Public Accountants since 1983. He earned a B.S. in Accounting from Oral Roberts University.

     Stephen Eisenstein will be chairman of our board upon the completion of the reorganization transaction. He has served as chairman of the board of GEEG Holdings, L.L.C. and a director of GEEG, Inc. since August 2000. Mr. Eisenstein has been a general partner of Harvest Partners, Inc. since September 1999. Before joining Harvest Partners, Inc. he was a founding partner at Paribas Principal Partners, which was created in 1996. From 1990 to September 1996, Mr. Eisenstein worked at Paribas in the Merchant Banking Group where he was a managing director specializing in financing and investing in leveraged buyouts. From 1988 until 1990, he worked at the Chase Manhattan Bank in the Media and Telecom Corporate Finance Group, and at Paine Webber Inc. in the Equity Research Department from 1984 to 1986. He earned a B.A. in Economics from Tufts University and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Ira Kleinman will be one of our directors upon completion of the reorganization transaction. Mr. Kleinman has served as a director of GEEG Holdings, L.L.C. since August 2000. Since 1992, Mr. Kleinman has served as a general partner of Harvest Partners, Inc. Prior to joining Harvest Partners, Inc., he held financial management positions at American International Group and Bank of New York. Mr. Kleinman is a Certified Public Accountant and earned his bachelors from the State University of New York at Binghamton and his M.B.A. from St. John's University.

     Bengt Sohlen will be one of our directors upon completion of the reorganization transaction. Mr. Sohlen has served as a director of GEEG Holdings, L.L.C. since December 2000. Since January 1997, Mr. Sohlen has served as a member of Harvest Partners, Inc.'s advisory board, an informal committee that advises Harvest Partners, Inc. on investment opportunities. In September 1997, Mr. Sohlen retired from ABB Inc., a subsidiary of ABB Ltd., which manufactures equipment and provides services to the power transmission and distribution, automation, and oil, gas and petro-chemical industries, for which he served as vice president for strategy and corporate development since November 1983. Mr. Sohlen served as a director of ABB Inc. between September 1976 and October 1983. Mr. Sohlen has an engineering background derived from training in his native Sweden.

     Edgar Hotard will be one of our directors upon completion of the reorganization transaction. Mr. Hotard has been a private consultant since January 1999. From July 1992 to January 1999, Mr. Hotard served as president and chief operating officer of Praxair Inc., an industrial gases, electronics materials, medical services and surface technology company. From January 1996 to February 1997, he also served as chairman and chief executive officer of Chicago Bridge & Iron Company NV, a global engineering and construction company. He has served as a director of Edgen Corp. since August 1999 and Home Care Supply, Inc. since July 2000, each of which is a private company managed by Harvest Partners, Inc. In addition, since April 1999, Mr. Hotard has served as a director of Global Industries, Ltd., a public company that provides marine construction and support services. Mr. Hotard earned a B.S. in Mechanical Engineering form Northwestern University and is a member of the board of directors of the U.S.-China Business Council.

ELECTION OF DIRECTORS



     After completion of this offering, our board of directors will be divided into three classes, each of whose members serves for a staggered three-year term. Mr. Hotard will serve in the class whose term expires in 2002, Messrs. Kleinman and Sohlen will serve in the class whose term expires in 2003 and Messrs. Eisenstein and Edwards will serve in the class whose term expires in 2004. At each annual meeting of stockholders, a class of directors will be elected to succeed the directors of the same class whose terms are then expiring.


COMMITTEES OF THE BOARD

     Our board of directors has the authority to perform management and administration functions. Following this offering, we intend to establish an audit committee, a compensation committee and an executive committee.


     Upon completion of this offering, we will adopt an audit committee charter and establish an audit committee comprised of three directors who satisfy the New York Stock Exchange rules on the independence of audit committee members. Initially, Messrs. Sohlen and Hotard will serve on our audit committee. The functions of the audit committee will include reviewing the adequacy of our systems of internal accounting controls; reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing them with management; reviewing the audit reports submitted by the independent auditors; reviewing disclosure by independent auditors concerning relationships with our company and the performance of our independent auditors and annually recommending independent auditors; adopting and annually assessing our audit charter; and preparing any reports or statements as may be required by the New York Stock Exchange and the securities laws.


     Upon the completion of this offering, the compensation committee will consist of at least two non-employee directors, as defined in Rule 16b-3 under the Securities Act. Mr. Sohlen and a non-employee director to be appointed after completion of this offering will serve on our compensation committee. The compensation committee will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our employees and directors.

     The executive committee will consist of Messrs. Eisenstein, Kleinman and Edwards. The functions of the executive committee will include the oversight of general corporate matters and approval of all major capital expenditures.

SENIOR MANAGEMENT EMPLOYMENT AGREEMENTS

     GEEG Holdings, L.L.C. entered into employment agreements dated August 1, 2000 with each named executive which provide for annual base salaries of not less than $275,000 for Mr. Edwards, $200,000 for Mr. Obermiller, $157,000 for Mr. Schockemoehl, $120,778 for Mr. Hackner and $108,800 for Mr. Wilson. Each agreement is for a term of two years ending August 1, 2002, automatically renewable unless we give sixty days written notice, and contains customary non-competition, non-solicitation of employees and confidentiality provisions.

DIRECTOR COMPENSATION

     Except for a quarterly fee of $5,000 paid to Mr. Sohlen and for fees paid to directors of GEEG Holdings, L.L.C. appointed pursuant to the management agreements with Harvest Partners, Inc. and Saw Mill Capital L.L.C, described in "Certain Transactions," we currently do not pay any compensation to directors for serving in that capacity. We reimburse directors for out-of-pocket expenses incurred in attending board meetings. Our board of directors has the discretion to grant options to non-employee directors under our stock option plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We currently do not have a compensation committee. The compensation arrangements for each of our executive officers were established under the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established in arms-length negotiations between us and each executive officer and approved by our board of directors.

     Mr. Sohlen and another non-employee director to be appointed after completion of this offering will serve on the compensation committee. Mr. Sohlen has never been an officer or employee of ours. Prior to formation of the compensation committee, all decisions regarding executive compensation will be made by the full board of directors. No interlocking relationship will exist between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to the chief executive officer of GEEG Holdings, L.L.C. and to each of the other four most highly compensated executive officers of GEEG Holdings, L.L.C. for fiscal year 2000. These named executive officers will continue to serve in comparable capacities for us after completion of the reorganization transaction.


                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                    ANNUAL COMPENSATION                         SHARES
                                    -------------------     OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITIONS         SALARY    BONUS(1)   COMPENSATION (2)    OPTIONS(3)    COMPENSATION (4)
----------------------------        --------   --------   ----------------   ------------   ----------------
Larry Edwards.....................  $275,000   $275,000         --              377,151        $3,494,985
  Chief Executive Officer
Gary Obermiller...................   200,000    160,000         --              293,136         2,834,703
  Vice President
Gene Schockemoehl.................   157,000    125,600         --              279,605         2,548,542
  Vice President
Michael Hackner...................   120,778     72,467         --              152,404         1,301,636
  Chief Financial Officer and Vice
    President of Finance
James Wilson......................   110,317     66,190         --              130,566         1,236,854
  Vice President of Administration
    and Secretary


---------------
(1) Represents payments made in 2001 on amounts accrued in 2000 under the Management Incentive Compensation Plan.

(2) Excludes perquisites and other personal benefits unless the aggregate amount of the compensation exceeds the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

(3) Represents options to purchase our common stock, giving effect to our assumption of the 2000 Option Plan of GEEG Holdings, L.L.C. and the conversion of options to purchase common units granted under the plan into economically equivalent options to purchase shares of our common stock.

(4) Includes cash payments made by GEEG Holdings, L.L.C. in exchange for the cancellation of options issued under its 1998 Option Plan in connection with the August 1 recapitalization. Includes matching contributions of $6,800, $5,250, $6,280, $3,623 and $4,413 to the accounts of Messrs. Edwards, Obermiller, Schockemoehl, Hackner and Wilson, respectively, under our 401(k) plan. Includes contributions of $15,300 to the account of Mr. Obermiller and $10,870 to the account of Mr. Hackner under our Deltak Profit Sharing Plan. Also includes the taxable portions of term life insurance premiums of $1,380 for Mr. Edwards, $690 for Mr. Obermiller, $729 for Mr. Schockemoehl, $529 for Mr. Hackner and $214 for Mr. Wilson.

OPTION GRANTS

     The following table sets forth information regarding options to acquire common units granted by GEEG Holdings, L.L.C. to the named executive officers during fiscal year 2000. Any options outstanding at the time of the reorganization transaction will be converted into economically equivalent options to purchase our common stock. These options will fully vest upon completion of this offering. Information regarding those assumed options is also set forth below.


                                                                                      ASSUMED OPTIONS
                                                                                           AFTER
                                                     ACTUAL                           REORGANIZATION
                                                INDIVIDUAL GRANTS                       TRANSACTION        POTENTIAL REALIZABLE
                                 -----------------------------------------------   ---------------------     VALUE AT ASSUMED
                                 NUMBER OF    % OF TOTAL                           NUMBER OF                  ANNUAL RATES OF
                                   UNITS       OPTIONS                               SHARES                 STOCK APPRECIATION
                                 UNDERLYING   GRANTED TO                           UNDERLYING               FOR OPTION TERM(2)
                                  OPTIONS     EMPLOYEES    EXERCISE   EXPIRATION    OPTIONS     EXERCISE   ---------------------
NAME                              GRANTED      IN 2000     PRICE(1)      DATE       ASSUMED      PRICE        5%          10%
----                             ----------   ----------   --------   ----------   ----------   --------   ---------   ---------
Larry Edwards..................   13,412.2       12.9%      $10.00      8/1/10       377,151     $0.36     $ 85,388    $216,389
Gary Obermiller................   10,424.5       10.0        10.00      8/1/10       293,136      0.36       66,367     168,186
Gene Schockemoehl..............    9,943.3        9.6        10.00      8/1/10       279,605      0.36       63,303     160,423
Michael Hackner................    5,419.8        5.2        10.00      8/1/10       152,404      0.36       34,504      87,441
James Wilson...................    4,643.2        4.5        10.00      8/1/10       130,566      0.36       29,561      74,912


---------------
(1) The options were granted on the date of grant with a term of 10 years, unless otherwise noted.

(2) In accordance with the rules of the SEC, we have included the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of our future common stock prices.

OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

     The following table sets forth information concerning options issued under GEEG Holdings, L.L.C.'s option plans to purchase common units exercised by the named executive officers during fiscal year 2000 and the number and value of unexercised options held by each of the named executive officers, on an actual basis and on a pro forma basis to give effect to the reorganization transaction, and the value of these unexercised options. Information is given for fiscal year 2000.

                                                     NUMBER OF UNITS             PRO FORMA NUMBER OF
                                                 UNDERLYING UNEXERCISED       SHARES UNDERLYING ASSUMED
                          SHARES                       OPTIONS AT             UNEXERCISABLE OPTIONS AT
                         ACQUIRED                   DECEMBER 30, 2000             DECEMBER 30, 2000
                            ON       VALUE     ---------------------------   ---------------------------
NAME                     EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     --------   --------   -----------   -------------   -----------   -------------
Larry Edwards..........    --         --           --          13,412.2             --        377,151
Gary Obermiller........    --         --           --          10,424.5             --        293,136
Gene Schockemoehl......    --         --           --           9,943.3             --        279,605
Michael Hackner........    --         --           --           5,419.8             --        152,404
James Wilson...........    --         --           --           4,643.2             --        130,566


                            VALUE OF UNEXERCISED
                           IN-THE-MONEY OPTIONS AT
                            DECEMBER 30, 2000(1)
                         ---------------------------
NAME                     EXERCISABLE   UNEXERCISABLE
----                     -----------   -------------
Larry Edwards..........         --      $6,275,793
Gary Obermiller........         --       4,877,783
Gene Schockemoehl......         --       4,652,627
Michael Hackner........         --       2,536,002
James Wilson...........         --       2,172,618


---------------
(1) There was no public market for the common stock on December 30, 2000. The value of unexercised in-the-money options at December 30, 2000 has been calculated assuming completion of the reorganization transaction and using an initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus).

MANAGEMENT INCENTIVE COMPENSATION PLAN

     Our 2000 Management Incentive Compensation Plan became effective on January 1, 2000 to reward our chief executive officer, vice presidents and other key management with additional performance-based compensation. The Management Incentive Compensation Plan effective for fiscal year 2000 and prior years allowed an eligible participant to earn bonuses up to stated percentages of base salary for the achievement of 100% of our targeted performance as established at the time of our business plan. These bonuses were paid in the first quarter of each calendar year following the accrual. For fiscal year 2000, the percentages for the participants were (1) up to a maximum of 100% for Mr. Edwards; (2) up to a maximum of 80% for Messrs. Obermiller and Schockemoehl; and (3) up to a maximum of 60% for our vice presidents and other participants.


     We have adopted a 2001 Management Incentive Compensation Plan. The new plan allows eligible participants to earn bonuses up to stated percentages of their base salary with maximum bonuses of (1) up to 150% for our president and chief executive officer; (2) up to 110% for our senior vice presidents; and (3) up to 90% for our vice presidents and other participants. The bonuses will be paid in the first quarter of the following calendar year and will be based on our specific achievement of enterprise valuation goals.


2000 OPTION PLAN

     The board of directors of GEEG Holdings, L.L.C. approved its 2000 Option Plan in August 2000. The 2000 Option Plan provided for the grant of options to acquire class A or class B common units in GEEG Holdings, L.L.C. When we complete the reorganization transaction, all options outstanding under the 2000 Option Plan prior to the reorganization will vest and become fully exercisable and will be converted into options to purchase shares of our common stock with the same economic value, and otherwise on the same terms. Similarly, we will assume the 2000 Option Plan and common units available for option grants under such plan will be replaced by shares of our common stock with the same economic value as of the completion of the reorganization transaction. The following is a summary description of the 2000 Option Plan as it will apply to us after the reorganization transaction. You should read the text of the 2000 Option Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part, for a full statement of the terms and provisions of the 2000 Option Plan.

     The board of directors administers the 2000 Option Plan and may grant options under the plan to selected key executives or employees to purchase up to an aggregate total of 3,440,257 shares of common stock, subject to adjustment if particular capital changes affect the common stock, as described below. An option permits, but does not require, the option holder to purchase up to a particular number of shares of common stock, by exercising the option, at a price fixed by the board of directors when the option is granted, during a specified period of time following grant of the option if particular conditions are satisfied. Those conditions may relate to one or more of the following: (1) the passage of a specified period of time, (2) our achievement of particular performance goals or (3) the fulfillment of other specified conditions. In the event of a sale of the business, as defined in the 2000 Option Plan, the board of directors may, in its discretion under the plan, notify plan participants that any or all options outstanding under the plan will (1) become immediately vested and, if not exercised, will terminate on the date of the sale of the company or another date designated by the board of directors, or (2) become a right to receive consideration that the board of directors deems equitable in the circumstances based on the difference between the consideration to be received in connection with such sale of the business and the exercise price of the options. For purposes of the option plan, a sale of the company generally means any transaction or series of transactions which results, directly or indirectly, in (1) the sale of all or substantially all of the company's and its subsidiaries' assets to persons other than Harvest Partners, Inc. or its affiliates or (2) a sale or transfer of a majority of our outstanding voting securities or the outstanding voting securities of GEEG Acquisition Holdings Corp. to persons other than Harvest Partners, Inc. or its affiliates.

     The exercise price of options may be paid by option holders in cash, using shares of our common stock already owned by the option holder, through a cashless exercise procedure approved by the board of directors or a combination of these payment methods.

     Option holders may not transfer their options under the option plan. However, if an option holder becomes disabled or dies, that option holder's options may be exercised by the legal representative of the option holder or of his or her estate, or by the laws of descent and distribution. An option holder may exercise his or her option under the 2000 Option Plan within 90 days after his or her employment with the company or any of our subsidiaries terminates, or, if such termination of employment is due to the option holder's death, the option may be exercised within 180 days after his or her death. However, the option may only be exercised after the option holder's employment terminates to the extent that it is vested on the date of termination, and an option cannot be exercised after its stated expiration date.

     In the event of particular changes in our capital structure, such as a recapitalization, reorganization, consolidation, merger, asset sale, unit or stock dividend or split or other change in our common stock, we may make certain changes to the 2000 Option Plan or options granted under the plan. If the particular change in our capital structure results in holders of common stock becoming entitled to receive units, stock, securities or assets in respect of their common stock, options under the 2000 Option Plan may only be exercised for those units, shares of stock, securities or assets, including cash, that would be issued or paid in respect of the number and class of shares of common stock subject to the options prior to that change in our capital structure. The board of directors may terminate options outstanding under the plan in the event of a change in our capital structure described in the preceding sentence, subject to payment to the holders of those options of the consideration that the board of directors deems equitable in the circumstances. The board of directors may, as it determines to be appropriate and equitable, adjust (1) the number and type of units or shares or other consideration as to which options may be granted under the 2000 Option Plan, (2) the number and type of units or shares covered by outstanding options, (3) the exercise prices of outstanding options and (4) other provisions of the 2000 Option Plan specifying a number of units or shares, to prevent dilution or enlargement of rights under the 2000 Option Plan or outstanding options in the event of particular changes in our capital structure specified in the plan.

     To date, options to purchase 2,921,359 shares of common stock have been granted under the 2000 Option Plan and 518,898 shares of common stock remain available for future option grants under the 2000 Option Plan. No options have been exercised under the 2000 Option Plan. We have the right under the 200 Option Plan to repurchase common stock issued to an option holder upon any exercise of his or her options under the plan if the option holder's employment terminates, and, if the termination is due to the option holder's death or disability, the option holder or his or her executor or administrator can require us to repurchase his or her shares of common stock that are not otherwise repurchased by us according to the terms of the plan. These repurchase rights will terminate upon the closing of this offering. The 2000 Option Plan restricts the transferability of shares of common stock purchased under the option plan; however, the 2000 Option Plan permits the board of directors to waive these restrictions and, in any event, permits option holders to transfer their shares of common stock in public sales beginning two years after this offering. If requested by Harvest Partners, Inc., participants in the 2000 Option Plan will be deemed to have agreed to vote any shares of common stock purchased under their options in favor of any sale of the business, as defined in the plan, and to sell those shares in connection with that sale of the business.

     The board of directors may amend or terminate the 2000 Option Plan, subject to particular limitations specified in the plan. No options may be granted under the 2000 Option Plan after August 1, 2010.


2001 STOCK OPTION PLAN



     We have adopted a 2001 Stock Option Plan, which will become effective immediately prior to this offering. The 2001 Option Plan is intended to further our success by increasing the ownership interest of our employees, directors and consultants in our company and to enhance our ability to attract and retain employees, directors and consultants of outstanding ability. This is a summary of the 2001 Option Plan. You should read the text of the 2001 Option Plan, which we filed as an exhibit to the registration statement of which this prospectus is a part, for a full statement of the terms and provisions of the 2001 Option Plan.

     We may issue up to 1,500,000 shares of common stock, subject to adjustment if particular capital changes affect the common stock, upon the exercise of options granted under the new option plan. Options to purchase no more than 1,500,000 shares of common stock can be granted under the 2001 Option Plan to a single individual in a particular calendar year. The options may be incentive stock options, which are intended to provide employees with beneficial income tax consequences, or non-qualified stock options. The shares of common stock that may be issued under the 2001 Option Plan may be either authorized and unissued shares or previously issued shares held as treasury stock. As of the closing of this offering, no options will have been granted under the 2001 Option Plan.



     An option permits, but does not require, the option holder to purchase up to a specified number of shares of common stock, by exercising the option, at a price fixed when the option is granted, during a specified period of time following such grant, if particular conditions are satisfied. The exercise price of an option granted under the 2001 Option Plan will be determined by the compensation committee of the board of directors but must be equal to or greater than the fair market value of the common stock when the option is granted. An option holder may pay the exercise price of an option by any legal manner that we permit, which may include use of shares of our common stock already owned by the option holder or by a broker-assisted cashless exercise procedure.



     The compensation committee will administer the 2001 Option Plan. The board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2001 Option Plan. The compensation committee will select eligible employees, directors and consultants of us and our affiliates to receive options and will determine the number of shares of common stock covered by options, the period of time during which options may be exercised, but in no event more than 10 years from the grant date of an option, and the other terms and conditions of options in accordance with the provisions of the 2001 Option Plan. Option holders may not transfer their options unless they die or, in the case of non-qualified options, the compensation committee determines otherwise.



     If we undergo a change of control, as defined in the 2001 Option Plan, all outstanding options will immediately become fully exercisable, and the compensation committee may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by our shareholders in the transaction.



     Subject to particular limitations specified in the 2001 Option Plan, the board of directors may amend or terminate the 2001 Option Plan, and the compensation committee may amend options outstanding under the 2001 Option Plan, but no such amendment may impair the previously accrued rights of options without his or her written consent. The 2001 Option Plan will terminate no later than 10 years from the date the plan was approved. However, any options outstanding when the 2001 Option Plan terminates will remain outstanding in accordance with their terms.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock on a pro forma basis to give effect to the reorganization transaction both immediately before and immediately following this offering by:

     - each person that we know will own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock;

     - our directors and our named executive officers;

     - all executive officers and directors as a group; and

     - each selling stockholder.


     The information in this table and the related footnotes is based upon the beneficial ownership of equity interests in GEEG Holdings, L.L.C. as of March 31, 2001, and gives effect to the exchange of these interests for shares of our common stock in connection with the reorganization transaction and the distribution of those shares, assuming an initial public offering price of $17.00 (the mid-point of the range set forth on the cover of this prospectus).



     The selling stockholders have granted the underwriters an option to purchase up to 1,102,500 shares of common stock to cover over-allotments, if any. If the underwriters do not exercise their over-allotment option, the selling stockholders will not sell any shares in the offering.


     We determined beneficial ownership in accordance with the rules of the SEC, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days. Except as otherwise indicated, the address for each of the named individuals is c/o Global Power Equipment Group Inc., 6120 South Yale, Suite 1480, Tulsa, Oklahoma 74136.


                                                 SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                        OWNED                    OWNED             SHARES OFFERED
                                                PRIOR TO THIS OFFERING   AFTER THIS OFFERING(1)   IF OVER-ALLOTMENT
                                                ----------------------   ----------------------    IS EXERCISED IN
NAME OF BENEFICIAL OWNER                          NUMBER      PERCENT      NUMBER      PERCENT          FULL
------------------------                        -----------   --------   -----------   --------   -----------------
Harvest Associates III, L.L.C.(2).............  13,733,071      36.6%    13,733,071      30.6%         405,299
Saw Mill Capital L.L.C.(3)....................   1,881,831       5.0      1,881,831       4.2           55,538
Q.P.O.N. Beteiligungs GmbH(4).................   1,921,293       5.1      1,921,293       4.3           56,702
PPM America Capital Partners, L.L.C.(5).......   5,012,070      13.4      5,012,070      11.2          147,919
Credit Suisse First Boston Corporation(6) ....   2,709,228       7.2      2,709,228       6.0           79,957
Deutsche Banc Alex. Brown Inc.(7).............   1,354,695       3.6      1,354,695       3.0           39,980
National City Equity Partners, Inc.(8)........     610,637       1.6        610,637       1.4           18,021
Great Lakes Capital Investments II, LLC(9)....     107,759         *        107,759         *            3,180
Heller Financial(10)..........................     501,207       1.3        501,207       1.1           14,792
BancBoston Capital Investments II, LLC(11)....   1,336,552       3.6      1,336,552       3.0           39,445
Liberty Mutual Insurance Company(12)..........   1,670,690       4.5      1,670,690       3.7           49,306
Carlyle High Yield Partners, L.P.(13).........      81,763         *         81,763         *            2,413
J.H. Whitney Market Value Fund, L.P.(14)......      81,763         *         81,763         *            2,413
Highland Legacy Limited(15)...................      54,531         *         54,531         *            1,609
Blackrock Financial Management, Inc(16).......     204,392         *        204,392         *            6,032
Goldentree High Yield Master Fund, Ltd.(17)...      27,232         *         27,232         *              804
Goldentree Asset Management, L.P.(18).........      36,387         *         36,387         *            1,074
GSC Partners CDO Fund, Limited(19)............     136,261         *        136,261         *            4,021
Regiment Capital Advisors, L.L.C.(20).........      54,530         *         54,530         *            1,610
ARES Management, L.P.(21).....................     102,179         *        102,179         *            3,016
ARES Management II, L.P.(22)..................     102,179         *        102,179         *            3,016

                                                 SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                        OWNED                    OWNED             SHARES OFFERED
                                                PRIOR TO THIS OFFERING   AFTER THIS OFFERING(1)   IF OVER-ALLOTMENT
                                                ----------------------   ----------------------    IS EXERCISED IN
NAME OF BENEFICIAL OWNER                          NUMBER      PERCENT      NUMBER      PERCENT          FULL
------------------------                        -----------   --------   -----------   --------   -----------------
Cascade Investment Partners, L.L.C. ..........     300,724         *        300,724         *            8,875
Paribas Principal Inc. .......................     562,748       1.5        562,748       1.3           16,608
Indosuez GEEG Partners(23)....................     487,734       1.3        487,734       1.1           14,394
Jack Silver...................................     258,469         *        258,469         *            5,069
Albert Breuer.................................     252,259         *        252,259         *            4,947
John Rieckman.................................     255,367         *        255,367         *            5,008
Tike Wong.....................................     246,709         *        246,709         *            4,838
Monte Ness....................................     274,912         *        274,912         *            5,391
Kevin Zahler..................................     267,156         *        267,156         *            5,239
John McSweeney................................     668,276       1.8        668,276       1.5           19,723
William M. Gerstner...........................     108,340         *        108,340         *            3,197
Larry Edwards(24).............................   1,124,136       3.0      1,124,136       2.5           22,045
Stephen Eisenstein(25)........................  13,733,071      36.6     13,733,071      30.6               --
Michael Hackner(26)...........................     454,257       1.2        454,257       1.0            8,908
Edgar Hotard..................................          --        --             --        --               --
Ira Kleinman(27)..............................  13,733,071      36.6     13,733,071      30.6               --
Gary Obermiller(28)...........................     873,730       2.3        873,730       1.9           17,135
Gene Schockemoehl(29).........................     833,395       2.2        833,395       1.8           16,344
Bengt Sohlen..................................      33,884         *         33,884         *            1,000
James Wilson(30)..............................     389,162       1.0        389,162         *            7,632
All executive officers and directors as a
  group (9 persons)(31).......................  17,441,635      45.0     17,441,635      37.9           73,064


---------------
  *  Less than 1%.


 (1) The numbers in these columns assume no exercise by the underwriters of their over-allotment option.



 (2) Includes 12,085,103 shares of common stock owned by Harvest Partners III, LP, and 1,647,968 shares of common stock owned by Harvest Partners III, GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Harvest Associates III, L.L.C. has six members, each of whom has equal voting rights in the company and who may be deemed to share beneficial ownership of the shares of our common stock beneficially owned by it. The six members are Stephen Eisenstein and Ira Kleinman, each of whom is one of our directors, and Harvey Wertheim, Harvey Mallement, William Kane and Thomas Arenz. Each of Messrs. Eisenstein, Kleinman, Wertheim, Mallement, Kane and Arenz disclaims beneficial ownership of the shares of common stock owned by Harvest Partners III, L.P. and Harvest Partners III, GbR. Harvest Partners, Inc., which is controlled by Messrs. Wertheim and Mallement, provides management services for Harvest Associates III, L.L.C. in connection with Harvest Partners III, L.P. and Harvest Partners III, GbR and may be deemed to share beneficial ownership of the shares of common stock owned by Harvest Partners III, L.P. and Harvest Partners III, GbR. Each of Messrs. Wertheim and Mallement disclaim beneficial ownership of the shares of common stock which Harvest Partners, Inc. may be deemed to share with Harvest Associates III, L.L.C. Each of Messrs. Eisenstein and Kleinman is an employee of Harvest Partners, Inc. If the over-allotment is exercised in full, Harvest Partners III, LP will sell 356,663 shares of common stock in this offering and will hold 11,728,440 shares of common stock, or 26.2%, after this offering, and Harvest Partners III, GbR will sell 48,636 shares of common stock in this offering and will hold 1,599,332 shares of common stock, or 3.6%, after this offering. The address of the named entities is 280 Park Avenue, 33rd Floor, New York, New York 10017.



 (3) Includes 906,767 shares of common stock owned by SMC Power Holdings, L.L.C., and 975,064 shares of common stock held by Saw Mill Investments, L.L.C., both of which are affiliates of Saw

     Mill Capital L.L.C. Mr. Howard Unger serves as managing member of Saw Mill Capital L.L.C. and disclaims beneficial ownership of shares owned by SMC Power Holdings, L.L.C. and Saw Mill Investments, L.L.C. If the over-allotment is exercised in full, SMC Power Holdings, L.L.C. will sell 26,761 shares of common stock in this offering and will hold 880,006 shares of common stock, or 2.0%, after this offering, and Saw Mill Investments, L.L.C. will sell 28,777 shares of common stock in this offering and will hold 946,287 shares of common stock, or 2.1%, after this offering. The address of the named entities is Pleasantville Road, South Building, Suite 220, Briarcliff Manor, New York 10510.



 (4)The address of the named entity is Emil von Behring Strasse, D-60439 Frankfurt, Germany.



 (5)Includes 5,012,070 shares of common stock owned by PPM America Private Equity Fund, L.P., for which PPM America Capital Partners, L.L.C. is the general partner. PPM America Capital Partners, L.L.C. has four managing members, each of whom has equal voting rights in the company and who may be deemed to share beneficial ownership of the shares of our common stock beneficially owned by it. The four managing members are Bruce Gorchow, Bruce Saewitz, Scott Rooth and William Considine. Each of Messrs. Gorchow, Saewitz, Rooth and Considine disclaims beneficial ownership of the shares of common stock owned by PPM America Private Equity Fund, L.P. The address of the named entities is 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606.



 (6) Includes 1,392,022 shares of common stock owned by Donaldson, Lufkin & Jenrette Securities Corporation, 418,174 shares of common stock owned by DLJ Investment Partners II, L.P., 581,401 shares of common stock owned by DLJ Capital Partners V, LLC, 39,528 shares of common stock owned by DLJ Investment Funding II, Inc., 92,289 shares of common stock owned by DLJ ESC II, L.P. and 185,814 shares of common stock owned by DLJ Investment Partners, L.P. If the over-allotment is exercised in full, Donaldson, Lufkin & Jenrette Securities Corporation will sell 41,082 shares of common stock in this offering and will hold 1,350,940 shares of common stock, or 3.0%, after this offering, DLJ Investment Partners, L.P. will sell 5,484 shares of common stock in this offering and will hold 180,330 shares of common stock, or 0.4%, after the offering, DLJ Investment Partners II, L.P. will sell 12,341 shares of common stock in this offering and will hold 405,833 shares of common stock, or 0.9%, after this offering, DLJ Capital Partners V, LLC will sell 17,159 shares of common stock in this offering and will hold 564,242 shares of common stock, or 1.3%, after this offing, DLJ Investment Funding II, Inc. will sell 1,167 shares of common stock in this offering and will hold 38,361 shares of common stock, or 0.1%, after this offering, and DLJ ESC II, L.P. will sell 2,724 shares of common stock in this offering and will hold 89,565 shares of common stock, or 0.2%, after this offering. The address of the named entities is Eleven Madison Avenue, New York, New York 10010.



 (7) Includes 1,336,552 shares of common stock owned by BT Investment Partners, Inc., and 18,143 shares of common stock held by Golden Tree Asset Management, L.P., as Agent for Deutsche Banc Sharps Pixley Inc. If the over-allotment is exercised in full, BT Investment Partners, Inc. will sell 39,445 shares of common stock in this offering and will hold 1,297,107 shares of common stock, or 2.9%, after this offering; and Golden Tree Asset Management, L.P., as Agent for Deutsche Banc Sharps Pixley Inc., will sell 535 shares of common stock in this offering and will hold 17,608 shares of common stock, or 0.0%, after this offering. The address of the named entities is 130 Liberty Street, New York, New York 10006.



 (8)The address of the named entity is 1965 East Sixth Street, Suite 1010, Cleveland, Ohio 44114.



 (9)The address of the named entity is 1965 East Sixth Street, Suite 1010, Cleveland, Ohio 44114.



(10)The address of the named entity is 500 West Monroe Street, Chicago, Illinois 60661.



(11)The address of the named entity is 175 Federal Street, 10th Floor, Boston, Massachusetts 02110.



(12)The address of the named entity is 175 Berkley Street, Boston, Massachusetts 02117.



(13)The address of the named entity is 520 Madison Avenue, 41st Floor, New York, New York 10022.



(14)The address of the named entity is 177 Broad Street, Stamford, Connecticut 06901.

(15)The address of the named entity is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman.



(16) Includes 204,392 shares of common stock owned by Magnetite Asset Investors, L.L.C., for which Blackrock Financial Management, Inc. is the managing member. The address of the named entities is 345 Park Avenue, New York, New York 10154.



(17)The address of the named entity is 300 Park Avenue, 25th Floor, New York, New York 10022.



(18)Includes 36,387 shares of common stock owned by Highbridge Capital Management, L.L.C. for which Goldentree Asset Management, L.P. is the agent. The address of the named entities is 300 Park Avenue, 25th Floor, New York, New York 10022.



(19)The address of the named entity is P.O. Box 1984 GT, Elizabethan Square, George Town, Grand Cayman, Cayman Islands, British West Indies.



(20)Includes 27,265 shares of common stock held by Norse CBO, Ltd. and 27,265 shares of common stock held by Regiment Capital Ltd., for each of which Regiment Capital Advisors, L.L.C. is the manager. If the overallotment is exercised in full, Norse CBO, Ltd., for which Regiment Capital Advisors, L.L.C. is the manager, will sell 805 shares of common stock in this offering and will hold 26,460 shares of common stock, or 0.1%, after this offering, and Regiment Capital Ltd., for which Regiment Capital Advisors, L.L.C. is the manager, will sell 805 shares of common stock in this offering and will hold 26,460 shares of common stock, or 0.1%, after this offering. The address of the named entities is 70 Federal Street, 7th Floor, Boston, Massachusetts 02110.



(21)Includes 102,179 shares of common stock owned by ARES Leveraged Investment Fund, L.P., for which ARES Management, L.P. is the general partner. The address of the named entities is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.



(22)Includes 102,179 shares of common stock held by ARES Leveraged Investment Fund II, L.P., for which ARES Management II, L.P. is the general partner. The address of the named entities is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.



(23)The address of the named entity is 666 Third Avenue, New York, New York
    10017.



(24) Includes options to purchase 377,151 shares of common stock.



(25) Includes 12,085,103 shares of common stock owned by Harvest Partners III, LP, and 1,647,968 shares of common stock owned by Harvest Partners III, GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Mr. Eisenstein is a member of Harvest Associates III, L.L.C. and may be deemed to share beneficial ownership of the shares of our common stock beneficially owned by it. Mr. Eisenstein disclaims beneficial ownership of shares owned by Harvest Partners III, L.P. and Harvest Partners III GbR.



(26) Includes options to purchase 152,404 shares of common stock.



(27) Includes 12,085,103 shares of common stock owned by Harvest Partners III, LP, and 1,647,968 shares of common stock owned by Harvest Partners III, GbR, for each of which Harvest Associates III, L.L.C. is the general partner. Mr. Kleinman is a member of Harvest Associates III, L.L.C. and may be deemed to share beneficial ownership of the shares of our common stock beneficially owned by it. Mr. Kleinman disclaims beneficial ownership of shares owned by Harvest Partners III, L.P. and Harvest Partners III GbR.



(28) Includes options to purchase 293,136 shares of common stock.



(29) Includes options to purchase 279,605 shares of common stock.



(30) Includes options to purchase 130,566 shares of common stock.



(31) Includes options to purchase 1,232,862 shares of common stock.

                              CERTAIN TRANSACTIONS

THE AUGUST 2000 RECAPITALIZATION

     In connection with the August 2000 recapitalization, we paid existing investors in GEEG Holdings, L.L.C. approximately $233 million for certain of their equity interests and officers, directors and employees of GEEG Holdings, L.L.C. approximately $38.1 million in consideration for cancellation of options. For additional information regarding the August 2000 recapitalization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." A portion of the financing for the August 2000 recapitalization was provided by affiliates of Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown Inc. See "Underwriting."

HARVEST MANAGEMENT AGREEMENT


     In connection with the August 2000 recapitalization, Global Energy Equipment Group, L.L.C., an indirect, wholly-owned subsidiary of GEEG Holdings, L.L.C., entered into a management agreement with Harvest Partners, Inc. which will be amended and assumed by us immediately prior to completion of this offering. Under this agreement, in August 2000, Harvest Partners, Inc. received from Global Energy Equipment Group, L.L.C. a one time fee of $5.0 million for structuring and implementing the recapitalization and its equity investment. This fee was fully disclosed to the equity holders of GEEG Holdings, L.L.C. and we believe this fee is customary for transactions like the recapitalization. In addition, Global Energy Equipment Group, L.L.C. paid Harvest Partners, Inc. fees and reimbursed expenses aggregating $420,000 in 2000 and $400,000 in February 2001 for financial advisory and strategic planning services provided to Global Energy Equipment Group, L.L.C. and its subsidiaries and affiliates. Under the amended agreement, Harvest Partners, Inc. will provide us with financial advisory and strategic planning services. For these ongoing services under the amended management agreement, Harvest Partners, Inc. will receive an annual management fee of $1.25 million, payable semi-annually in advance beginning on August 1, 2001. After the initial term of the management agreement, in any subsequent renewal period the management fee will decrease to $750,000 if the affiliates of Harvest Partners, Inc. sell more than 50% of the shares of our common stock that they will own after this offering. The management fee will be eliminated, and the management agreement will terminate, if in any subsequent renewal period the affiliates of Harvest Partners, Inc. sell more than 66.6% of the shares of our common stock that they will own after this offering. In addition, under a letter agreement, Harvest Partners, Inc. will receive a one-time payment of $500,000 in connection with the refinancing of our senior credit facility. We will also reimburse Harvest Partners, Inc. for all reasonable out-of-pocket expenses related to the services it provides. Stephen Eisenstein, who is one of our directors and a director of GEEG Holdings, L.L.C., has been a general partner of Harvest Partners, Inc. and a member of Harvest Associates III, L.L.C., since 1999. Ira Kleinman, who is a director of GEEG Holdings, L.L.C. and who will be a member of our board of directors at the completion of this offering, has been a general partner of Harvest Partners, Inc. and a member of Harvest Associates III, L.L.C. since 1992. For information regarding the equity ownership of GEEG Holdings, L.L.C. by affiliates of Harvest Partners, Inc., see "Principal and Selling Stockholders."


SAW MILL MANAGEMENT AGREEMENT

     In connection with the August 2000 recapitalization, Global Energy Equipment Group, L.L.C. (1) terminated an existing management agreement with Saw Mill Capital L.L.C. and paid it $550,000 and (2) entered into a new management agreement with Saw Mill Capital L.L.C. which will be terminated immediately prior to the completion of this offering. Under this agreement, Global Energy Equipment Group, L.L.C. paid Saw Mill Capital L.L.C. fees and reimbursed expenses aggregating $233,864 in 2000 and $75,000 in February 2001. After completion of this offering and the reorganization transaction, we will pay Saw Mill Capital L.L.C. the sum of $278,711 for termination of the existing management agreement. For information regarding Saw Mill Capital L.L.C.'s equity ownership of GEEG Holdings, L.L.C., see "Principal and Selling Stockholders."

EQUITYHOLDERS AND REGISTRATION RIGHTS AGREEMENT

     Upon the completion of the August 2000 recapitalization, GEEG Holdings, L.L.C. and all of its direct and indirect equityholders, including Harvest Partners, Inc., on behalf of the limited partnerships which are stockholders of GEEG Acquisition Holdings Corp., and Saw Mill Capital L.L.C., entered into an equityholders agreement. Under this agreement, GEEG Holdings, L.L.C. agrees to use its reasonable efforts to register an equityholder's common equity (1) at any time if requested by Harvest Partners, Inc. or (2) at any time after 18 months from the date of its initial public offering if requested by Saw Mill Capital L.L.C. or the holders of 25% of the common equity issued in connection with the senior subordinated loan. If GEEG Holdings, L.L.C. proposes to register a public offering of any of its securities under the Securities Act, either for its own account after this offering or for the account of other security holders exercising registration rights at any time, the parties to the equityholders agreement are entitled to notice of the registration and are entitled to include securities in the registration. After completion of this offering and the reorganization transaction, the equityholders agreement will terminate and we will enter into a registration rights agreement with the former members of GEEG Holdings, L.L.C. containing substantially the same registration rights as described above.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of the material provisions of our certificate of incorporation as it will be amended and restated immediately prior to the closing of the offering made by this prospectus. A copy of our certificate of incorporation and the form of the amended and restated certificate of incorporation to be filed prior to the closing of the offering being made by this prospectus are filed as exhibits to the registration statement of which this prospectus is a part. Our capital stock will consist of (1) 100,000,000 authorized shares of common stock, $0.01 par value per share, of which 37,493,264 will be outstanding based on the number of preferred and common units of GEEG Holdings, L.L.C. outstanding immediately prior to the completion of this offering and (2) 5,000,000 authorized shares of preferred stock, $0.01 par value per share, of which no shares will be outstanding.

COMMON STOCK

     The holders of our common stock will be entitled to one vote for each share held on all matters voted upon by stockholders, including the election of directors and any proposed amendment to the certificate of incorporation. The holders of our common stock will not have cumulative voting rights and therefore holders of a majority of the shares voting for the election of directors will be able to elect all of the directors. In this event, the holders of the remaining shares will not be able to elect any directors. The holders of our common stock will be entitled to any dividends as may be declared at the discretion of our board of directors out of funds legally available for that purpose. The holders of our common stock will be entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and the preferential amounts owing with respect to any outstanding preferred stock. All shares of common stock will be fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designations of that series, without any further vote or action by the stockholders. Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of our common stock.

PROVISIONS IN CERTIFICATE OF INCORPORATION AND BY-LAWS

  Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

     Certificate of Incorporation and Bylaws

     We have provisions in our certificate of incorporation and bylaws that:

     - provide that all directors will be part of a classified board of directors that results in only approximately one-third of our directors within the classified board being elected at each annual meeting of stockholders;

     - require approval of at least 35% of our stockholders in order to call a special meeting of stockholders or bring matters before a special meeting of stockholders;

     - eliminate the ability of our stockholders to act by written consent;

     - require stockholders to give us advance notice of their intent to nominate directors or bring matters before an annual meeting of stockholders; and

     - permit the board of directors to create one or more series of preferred stock and to issue the shares thereof.

     These provisions could adversely affect the rights of the holders of common stock by delaying, deferring or preventing a change in control or the removal of the incumbent board of directors. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage any types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

     Delaware Anti-Takeover Statute


     Prior to this offering, our certificate of incorporation provided that we would not be governed by Section 203 of the Delaware General Corporation Law. In connection with this offering, we have amended our certificate of incorporation to become subject to Section 203. Neither Harvest Partners III, L.P. nor Harvest Partners III, GbR will be subject to the restrictions of Section 203, as each of them was an "interested stockholder" prior to this amendment. Section 203, subject to specific exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless:


     - prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

     - on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     - subject to limited exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

     - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

LISTING

     We have applied to have our common stock listed on the New York Stock Exchange under the trading symbol "GEG."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. The sale or availability for sale of substantial amounts of common stock in the public market after this offering, or the perception that these types of sales could occur, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of common stock in the public market after this offering could also adversely affect our ability to raise equity capital in the future.

     After this offering, we will have 44,843,264 shares of common stock outstanding assuming no exercise of outstanding options. Of these shares, 7,350,000 shares of common stock (8,452,500 shares if the overallotment option is exercised in full) sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act.

     Shares held by our affiliates and the remaining shares of common stock held by existing stockholders are "restricted securities" under Rule 144 of the Securities Act of 1933, as amended. Generally, restricted securities that have been owned for two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after completion of this offering subject to compliance with the volume and other limitations of Rule 144, which are summarized below.

     The following table illustrates the shares eligible for sale in the public market (assuming no exercise of the overallotment option), subject to the lock-up agreements described below and in "Underwriting."

NUMBER OF SHARES                               DATE
----------------                               ----
  7,350,000        Upon the date of this prospectus subject, in some cases, to volume and manner of sale limitations under Rule 144.
 37,493,264        At various times after the later of 180 days after the date of this prospectus or expiration of applicable one year
                   holding periods, subject to volume and manner of sale
                   limitations under Rule 144.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person who has beneficially owned "restricted securities" for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned "restricted securities" for at least two years would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon completion of this offering.

RULE 701

     Our employees, directors, officers, consultants or advisers who purchased common stock from us under written compensatory benefit plans or written contracts relating to the compensation of these persons prior to the date we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, may rely on Rule 701 with respect to the resale of that stock. Rule 701 will also apply to stock options we granted before we became subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Shares of common stock we issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, persons other than affiliates may sell those shares, subject only to the manner of sale provisions of Rule 144. Persons who are affiliates under Rule 144 may sell those shares without compliance with its minimum holding period requirements. All holders of Rule 701 shares must wait until 90 days after the date of this prospectus before selling their shares.

REGISTRATION RIGHTS

     The holders of the shares of common stock outstanding before the closing of this offering will be entitled to registration rights under a registration rights agreement that we will enter into as part of the reorganization transaction. These rights, which will relate to approximately 37.5 million shares of common stock, assuming no exercise of the overallotment option, will require us to use our reasonable efforts to register a holder's common stock (1) at any time if requested by Harvest Partners, Inc. or (2) at any time after 18 months from the date of this offering if requested by Saw Mill Capital L.L.C. or the holders of 25% of the common stock issued to holders of our senior subordinated debt. If we propose to register a public offering of any of our securities under the Securities Act, either for our own account after this offering or for the account of other security holders exercising registration rights at any time, the parties to the registration rights agreement will be entitled to notice of such registration and will be entitled to include shares of such common stock in the registration. The number of shares sold in the public market could increase if these rights are exercised.

STOCK OPTIONS

     Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option plan. The registration statement will become effective automatically upon filing. As of March 31, 2001, options to purchase 2,921,359 shares of common stock were issued and
outstanding, all of which        options will fully vest upon completion of this
offering. Accordingly, shares registered under the registration statement will, subject to vesting provisions, the waiver of transfer restrictions in the option plan and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

LOCK-UP AGREEMENTS

     Our company, all of our officers and directors and holders of substantially all of our equity interests, including each selling stockholder, have entered into contractual "lock-up" agreements providing that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, subject to certain exceptions, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of 180 days after the date of this prospectus. As a result of these restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, shares subject to lock-up agreements will not be salable until the agreements expire.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a general discussion of material U.S. federal tax consequences relating to the ownership and disposition of common stock by a Non-U.S. Holder. A "Non-U.S. Holder" is a foreign corporation, a nonresident alien individual, a foreign partnership, any foreign estate or trust, or a foreign branch of a U.S. person that furnishes an intermediary withholding certificate identifying it as an intermediary of a foreign person or payee, as these terms are defined in the Internal Revenue Code of 1986, as amended. The following discussion is based on (1) the Internal Revenue Code, (2) the U.S. Treasury Regulations issued under the Internal Revenue Code and (3) administrative and judicial interpretations of the Internal Revenue Code and Treasury Regulations, each as in effect and available on the date of this prospectus. The Internal Revenue Code, Treasury Regulations, and interpretations, however, may change at any time, and any change could be retroactive to the date of this prospectus.

     We do not address all of the tax consequences that may be relevant to a holder of common stock. Except as specifically noted, this description addresses only U.S. federal tax considerations to Non-U.S. Holders that are initial purchasers of common stock and that will hold common stock as capital assets, as defined in the Internal Revenue Code. We do not address any tax consequences to:

     - holders of common stock that may be subject to special tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;

     - persons who acquired common stock through an exercise of employee stock options or rights or otherwise as compensation;

     - persons whose functional currency is not the U.S. dollar; and

     - persons that hold or will hold common stock as part of a position in a straddle or as part of a hedging or conversion transaction.

     Further, we do not address any state, local or foreign tax consequences relating to the ownership and disposition of common stock.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in a partnership holding common stock should consult with their own tax advisors.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

DISTRIBUTIONS

     Generally, dividends paid to a Non-U.S. Holder will be subject to withholding tax at a 30% rate or whatever lower rate as may be specified by an applicable tax treaty. A Non-U.S. Holder must file the appropriate forms to obtain the benefit of an applicable tax treaty. In general, a Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing appropriate claim for a refund with the United States Internal Revenue Service.

     Except as may be otherwise provided in an applicable tax treaty, a Non-U.S. Holder will be taxed at ordinary federal income tax rates, on a net income basis, on dividends that are effectively connected with the conduct of a trade or business of that Non-U.S. Holder within the United States and these dividends will not be subject to the withholding tax described above. If the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax at a 30 percent rate unless it qualifies for a lower rate under an applicable tax treaty. Non-U.S. Holders are required to file prescribed forms with the withholding agent in order to establish exemption from withholding based on income being effectively connected with a U.S. trade or business.

SALE OR EXCHANGE OF COMMON SHARES

     Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of our common stock unless:

     - the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, in which case, the branch profits tax described above under "Distributions" may also apply if the holder is a foreign corporation;

     - the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other necessary conditions;

     - the Non-U.S. Holder is subject to tax under the provisions of the U.S. federal tax law applicable to some U.S. expatriates; or

     - we are or have been during some periods a "U.S. real property holding corporation" for federal income tax purposes and, assuming the common stock is "regularly traded on an established securities market" for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period on the date of the disposition, or any shorter period that shares were held, more than 5% of our common stock. We believe that we will not be treated as a U.S. real property holding corporation.

FEDERAL ESTATE TAXES

     Unless an applicable estate tax treaty provides otherwise, common stock that is held by an individual who at the time of death is not a citizen or resident of the United States generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to estate tax.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     Under the United States information reporting rules, when a holder of common stock receives dividends or proceeds from the sale of common stock, the appropriate intermediary must report to the Internal Revenue Service and to the holder the amount of the dividends or sale proceeds. Some holders, including all corporations, are exempt from these rules.

     In addition, a nonexempt holder must provide the intermediary with certain identifying information. If this information is not supplied, or if the intermediary knows or has reason to know that it is not true, dividends or sale proceeds are subject to "backup withholding" at a rate of 31%. Backup withholding is not an additional tax, and the holder may use the tax as a credit against the tax it otherwise owes.

     Generally, dividends paid to holders outside the United States that are subject to the 30% or treaty-reduced rate of withholding tax will be exempt from backup withholding tax. However, payments within the United States are subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury to the payor or in the manner required as to its non-United States person status or otherwise establishes an exemption.

     If any dividend payment is made to a beneficial owner of our common stock by the foreign office of a foreign custodian, foreign nominee or other foreign agent of a beneficial owner, or the foreign office of a foreign "broker", as defined in applicable Treasury Regulations, pays the proceeds of the sale of our common stock to the seller thereof, backup withholding and information reporting will not apply, provided that the nominee, custodian, agent or broker (1) derives less than 50% of its gross income for specific periods from the conduct of trade or businesses in the United States, (2) is not a controlled foreign corporation, and (3) is not a foreign partnership:

     - one or more of the partners of which, at any time during its tax year, is a U.S. person who, in the aggregate, holds more than 50% of the income or capital interest in the partnership; or

     - which, at any time during its tax year, is engaged in the conduct of trade or business in the United States.

     Moreover, any dividends on common stock so made by the foreign offices of other custodians, nominees or agents, or the payment by the foreign office of other brokers of the proceeds of the sale of common stock will not be subject to a backup withholding, unless the payor has actual knowledge that the payee is a United States person, but will be subject to information reporting unless the custodian, nominee, agent or broker had documentary evidence in its records that the beneficial owner is not a United States person and specific conditions are met, or the beneficial owner otherwise establishes an exemption.

     Prospective investors are urged to consult their tax advisors concerning information reporting and backup withholding.

     THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO A NON-U.S. HOLDER RELATING TO THE OWNERSHIP AND DISPOSITION OF COMMON STOCK. PROSPECTIVE PURCHASERS OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES WHICH MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as joint bookrunning managers of the offering and, together with Deutsche Banc Alex. Brown Inc. and Raymond James & Associates, Inc., are acting as representatives of the underwriters named below. Under the terms and subject to
the conditions contained in an underwriting agreement dated                ,
2001 we have agreed to sell to the underwriters named below, the following respective numbers of shares of common stock:

                        UNDERWRITER                             NUMBER OF SHARES
                        -----------                             ----------------
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc. ..................................
Deutsche Banc Alex. Brown Inc. .............................
Raymond James & Associates, Inc. ...........................
                                                                   ----------

          Total.............................................        7,350,000
                                                                   ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,102,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                 UNDERWRITING
                                                DISCOUNTS AND
                                                 COMMISSIONS
                                                  PAYABLE BY
                                                   SELLING
                              UNDERWRITING       STOCKHOLDERS            EXPENSES PAYABLE BY US
                             DISCOUNTS AND        UPON FULL        ----------------------------------
                              COMMISSIONS        EXERCISE OF       NO EXERCISE OF    FULL EXERCISE OF
                             PAYABLE BY US      OVERALLOTMENT      OVER-ALLOTMENT     OVER-ALLOTMENT
                             --------------    ----------------    --------------    ----------------
Per share..................
Total......................

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, subject to certain exceptions, without the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of 180 days after the date of this prospectus.

     Our officers and directors and holders of substantially all of our equity securities, including each selling stockholder, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, subject to certain exceptions, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. for a period of 180 days after the date of this prospectus.

     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are our employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act. Additionally, we have agreed to indemnify the underwriters against certain liabilities and expenses in connection with the sales of the directed shares.

     We have applied to list our shares of common stock on the New York Stock Exchange under the symbol "GEG." The underwriters have undertaken to sell shares of common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet the New York Stock Exchange distribution requirements for trading.

     Prior to this offering there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price is our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies we consider comparable to us. There can be no assurance, however, that the price at which our shares will sell in the public market after this offering will not be lower than the price at which our shares are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

     In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicated short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.


     The representatives have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Giving effect to the reorganization transaction as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Reorganization Transaction" and assuming no exercise of the over-allotment option, affiliates of Credit Suisse First Boston Corporation will own approximately 2,709,228 shares of our common stock, or approximately 6.0% of the outstanding shares following this offering and affiliates of Deutsche Banc Alex. Brown Inc. will own approximately 1,354,695 shares of our common stock, or approximately 3.0% of the outstanding shares following this offering. Several banks affiliated with the underwriters participating in this offering are lenders under our senior credit facility and our senior subordinated loan agreement. Affiliates of Credit Suisse First Boston Corporation are lenders and syndication agent under our existing senior credit facility and our senior subordinated loan agreement and will receive a portion of the proceeds of this offering from the repayment of those facilities. In addition, an affiliate of Deutsche Banc Alex. Brown Inc. is a lender and administrative agent under our existing senior credit facility and will receive a portion of the proceeds of this offering from the repayment of that facility. We are currently in compliance with the terms of the indebtedness owed by us to banks affiliated with the underwriters. The decision of the underwriters to distribute our common stock was made independently of the banks affiliated with those underwriters, which banks had no involvement in determining whether or when we would sell our common stock or the terms of the offering.


     Because affiliates of Credit Suisse First Boston Corporation and Deutsche Banc Alex. Brown Inc. hold substantial amounts of our debt and will receive more than 10% of the net proceeds of the offering through repayment of this debt, those underwriters may be deemed to have a "conflict of interest" with us under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of interest participates as an underwriter in an initial public offering, Rule 2720 of the NASD requires that the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as defined by NASD. In accordance with this rule, Salomon Smith Barney Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Salomon Smith Barney Inc. has performed a due diligence investigation and participated in the preparation of the registration statement of which this prospectus is a part. Salomon Smith Barney Inc. will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Salomon Smith Barney Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advise prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets and of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY OR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the issuance of securities offered by this prospectus will be passed upon for us by White & Case LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 with respect to the shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our shares, you should refer to the registration statement. With respect to any contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet site maintained by the SEC at http://www.sec.gov.

     As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                             GEEG HOLDINGS, L.L.C.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 25, 1999,
  December 30, 2000 and March 31, 2001(unaudited)...........   F-3
Consolidated Statements of Income (Loss) for the Period From
  June 5, 1998 (Inception) through December 26, 1998, for
  the Years Ended December 25, 1999 and December 30, 2000
  and for the three months ended March 25, 2000 (unaudited)
  and March 31, 2001 (unaudited)............................   F-4
Consolidated Statements of Comprehensive Income (Loss) for
  the Period from June 5, 1998 (Inception) through December
  26, 1998, for the Years Ended December 25, 1999 and
  December 30, 2000 and for the three months ended March 25,
  2000 (unaudited) and March 31, 2001 (unaudited)...........   F-5
Consolidated Statements of Members' Equity (Deficit) for the
  Period from June 5, 1998 (Inception) through December 26,
  1998, for the Years Ended December 25, 1999 and December
  30, 2000 and for the three months ended March 31, 2001
  (unaudited)...............................................   F-6
Consolidated Statements of Cash Flows for the Period from
  June 5, 1998 (Inception) through December 26, 1998, for
  the Years Ended December 25, 1999 and December 30, 2000
  and for the three months ended March 25, 2000 (unaudited)
  and March 31, 2001 (unaudited)............................   F-7
Notes to Consolidated Financial Statements..................   F-8

JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)
Report of Independent Public Accountants....................  F-26
Consolidated Statement of Income and Comprehensive Income
  for the Period from December 27, 1997 through June 4,
  1998......................................................  F-27
Consolidated Statement of Equity for the Period from
  December 27, 1997 through June 4, 1998....................  F-28
Consolidated Statement of Cash Flows for the Period from
  December 27, 1997 through June 4, 1998....................  F-29
Notes to Consolidated Financial Statements..................  F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GEEG Holdings, L.L.C.:

     We have audited the accompanying consolidated balance sheets of GEEG Holdings, L.L.C. (a Delaware limited liability company) and Subsidiaries as of December 25, 1999 and December 30, 2000, and the related consolidated statements of income (loss), comprehensive income (loss), members' equity (deficit) and cash flows for the period from June 5, 1998 (inception) through December 26, 1998 and for each of the two years in the period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GEEG Holdings, L.L.C. and Subsidiaries as of December 25, 1999 and December 30, 2000, and the results of their operations and their cash flows for the period from June 5, 1998 (inception) through December 26, 1998 and for each of the two years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 16, 2001

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                            PRO FORMA
                                                                                          STOCKHOLDERS'
                                                                                             DEFICIT
                                                                                            MARCH 31,
                                           DECEMBER 25,    DECEMBER 30,     MARCH 31,         2001
                                               1999            2000           2001        (SEE NOTE 2)
                                           ------------    ------------    -----------    -------------
                                                                           (UNAUDITED)     (UNAUDITED)
                 ASSETS
Current assets:
  Cash and cash equivalents..............    $ 11,113       $  26,308       $   7,915
  Accounts receivable, net of allowance
     of $985, $1,841 and $1,802
     (unaudited), respectively...........      48,003          67,798          78,401
  Inventories............................       4,239           9,738          11,211
  Costs and estimated earnings in excess
     of billings.........................      21,845          65,260          47,920
  Other current assets...................         305           1,833           1,652
                                             --------       ---------       ---------
          Total current assets...........      85,505         170,937         147,099
Property, plant and equipment, net.......      15,071          19,433          25,898
Goodwill.................................      29,455          45,879          45,482
Other assets, principally deferred
  financing costs........................       1,462           9,444           9,716
                                             --------       ---------       ---------
          Total assets...................    $131,493       $ 245,693       $ 228,195
                                             ========       =========       =========
    LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt...    $  1,158       $   3,963       $   3,767
  Accounts payable.......................      14,550          38,055          25,461
  Accrued compensation and employee
     benefits............................       8,910           8,282           6,883
  Accrued warranty.......................       5,991           9,720          11,049
  Billings in excess of costs and
     estimated earnings..................      58,631         119,110         120,202
  Other current liabilities..............       5,791           9,002           6,493
                                             --------       ---------       ---------
          Total current liabilities......      95,031         188,132         173,855
Long-term debt, net of current
  maturities.............................      26,263         215,131         206,664
Commitments and contingencies (Notes 5
  and 9)
Members' equity (deficit)................      10,199        (157,570)       (152,324)      $      --
Stockholders' deficit:
  Common stock...........................          --              --              --             375
  Additional paid-in capital.............          --              --              --        (152,699)
  Retained earnings......................          --              --              --          88,000
                                             --------       ---------       ---------       ---------
          Total stockholders' deficit....          --              --              --       $ (64,324)
                                                                                            =========
          Total liabilities and equity
            (deficit)....................    $131,493       $ 245,693       $ 228,195
                                             ========       =========       =========


  The accompanying notes are an integral part of these consolidated financial statements.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)


                                                                                                        FOR THE        FOR THE
                                                  FOR THE PERIOD FROM   FOR THE YEAR   FOR THE YEAR   THREE MONTHS   THREE MONTHS
                                                     JUNE 5, 1998          ENDED          ENDED          ENDED          ENDED
                                                  (INCEPTION) THROUGH   DECEMBER 25,   DECEMBER 30,    MARCH 25,      MARCH 31,
                                                   DECEMBER 26, 1998        1999           2000           2000           2001
                                                  -------------------   ------------   ------------   ------------   ------------
                                                                                                              (UNAUDITED)
Revenues........................................        $98,363           $275,199       $416,591       $111,083       $156,170
Cost of sales...................................         80,283            226,051        345,688         92,606        129,756
                                                        -------           --------       --------       --------       --------
 Gross profit...................................         18,080             49,148         70,903         18,477         26,414
Selling and administrative expenses.............         10,825             23,166         27,045          5,935          8,533
Recapitalization charge (Note 3)................             --                 --         38,114             --             --
Amortization expense............................            727              1,100          1,250            259            397
                                                        -------           --------       --------       --------       --------
 Operating income...............................          6,528             24,882          4,494         12,283         17,484
Interest expense, net...........................          2,966              3,410         12,175            791          6,392
                                                        -------           --------       --------       --------       --------
 Income (loss) before income taxes and
   extraordinary item...........................          3,562             21,472         (7,681)        11,492         11,092
Income tax provision (benefit)..................            176              1,087           (433)           117            931
                                                        -------           --------       --------       --------       --------
 Income (loss) before extraordinary item........          3,386             20,385         (7,248)        11,375         10,161
Extraordinary loss from extinguishment of
 debt...........................................             --                 --         (1,536)            --             --
                                                        -------           --------       --------       --------       --------
 Net income (loss)..............................        $ 3,386           $ 20,385       $ (8,784)      $ 11,375       $ 10,161
Preferred dividend..............................           (420)              (420)        (3,386)            --         (2,040)
                                                        -------           --------       --------       --------       --------
 Net income (loss) available to common unit
   holders......................................        $ 2,966           $ 19,965       $(12,170)      $ 11,375       $  8,121
                                                        =======           ========       ========       ========       ========
Basic income (loss) per common unit
 Income (loss) before extraordinary item........        $  0.14           $   0.89       $  (0.77)      $   0.50       $   7.24
 Extraordinary item.............................             --                 --          (0.11)            --             --
                                                        -------           --------       --------       --------       --------
 Net income (loss) available to common unit
   holders......................................        $  0.14           $   0.89       $  (0.88)      $   0.50       $   7.24
                                                        =======           ========       ========       ========       ========
Diluted income (loss) per common unit
 Income (loss) before extraordinary item........        $  0.11           $   0.71       $  (0.77)      $   0.40       $   6.65
 Extraordinary item.............................             --                 --          (0.11)            --             --
                                                        -------           --------       --------       --------       --------
 Net income (loss) available to common unit
   holders......................................        $  0.11           $   0.71       $  (0.88)      $   0.40       $   6.65
                                                        =======           ========       ========       ========       ========
Unaudited pro forma amounts to reflect income
 taxes (Note 2)
 Income (loss) before income taxes and
   extraordinary item...........................          3,562             21,472         (7,681)        11,492         11,092
 Pro forma income tax provision (benefit).......          1,229              8,329         (3,003)         4,482          4,326
                                                        -------           --------       --------       --------       --------
 Pro forma income (loss) before extraordinary
   item.........................................        $ 2,333           $ 13,143       $ (4,678)      $  7,010       $  6,766
                                                        =======           ========       ========       ========       ========
Income (loss) per common unit before
 extraordinary item
 Pro forma -- Basic income (loss) per common
   unit.........................................        $  0.09           $   0.56       $  (0.58)      $   0.31       $   6.03
 Pro forma -- Diluted income (loss) per common
   unit.........................................           0.07               0.45          (0.58)          0.25           5.54


  The accompanying notes are an integral part of these consolidated financial statements.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)


                            FOR THE PERIOD
                             FROM JUNE 5,
                                 1998                                           FOR THE         FOR THE
                             (INCEPTION)      FOR THE YEAR    FOR THE YEAR    THREE MONTHS    THREE MONTHS
                               THROUGH           ENDED           ENDED           ENDED           ENDED
                             DECEMBER 26,     DECEMBER 25,    DECEMBER 30,     MARCH 25,       MARCH 31,
                                 1998             1999            2000            2000            2001
                            --------------    ------------    ------------    ------------    ------------
                                                                                      (UNAUDITED)
Net income (loss).........      $3,386          $20,385         $(8,784)        $11,375         $10,161
Foreign currency
  translation
  adjustments.............          37              (77)            (17)            (60)             48
                                ------          -------         -------         -------         -------
  Comprehensive income
     (loss)...............      $3,423          $20,308         $(8,801)        $11,315         $10,209
                                ======          =======         =======         =======         =======


  The accompanying notes are an integral part of these consolidated financial statements.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

                                                                                  COMMON UNITS
                                                        -----------------------------------------------------------------
                                   PREFERRED UNITS            SERIES A               SERIES B               JUNIOR
                                 --------------------   ---------------------   -------------------   -------------------
                                 NUMBER OF               NUMBER OF              NUMBER OF             NUMBER OF
                                   UNITS      AMOUNT       UNITS      AMOUNT      UNITS      AMOUNT     UNITS      AMOUNT
                                 ---------   --------   -----------   -------   ----------   ------   ----------   ------
Initial Capitalization, June 5,
  1998 (inception).............    90,000    $  9,000    16,195,575   $1,026    2,368,254     $150    2,709,554     $ 10
  Issuance of preferred and
    common units...............       900          90       157,884       10           --       --           --       --
  Options exercised............        --          --     1,094,243       69           --       --           --       --
  Preferred dividend...........        --         420            --       --           --       --           --       --
  Foreign currency translation
    adjustment.................        --          --            --       --           --       --           --       --
  Net income...................        --          --            --       --           --       --           --       --
  Tax distributions............        --          --            --       --           --       --           --       --
                                 ---------   --------   -----------   -------   ----------    ----    ----------    ----
Balance, December 26, 1998.....    90,900       9,510    17,447,702    1,105    2,368,254      150    2,709,554       10
  Preferred dividend...........        --         420            --       --           --       --           --       --
  Redemption of preferred
    units......................   (90,900)     (9,930)           --       --           --       --           --       --
  Foreign currency translation
    adjustment.................        --          --            --       --           --       --           --       --
  Net income...................        --          --            --       --           --       --           --       --
  Tax distributions............        --          --            --       --           --       --           --       --
                                 ---------   --------   -----------   -------   ----------    ----    ----------    ----
Balance, December 25, 1999.....        --          --    17,447,702    1,105    2,368,254      150    2,709,554       10
  Purchase and conversion of
    equity instruments.........   183,600      18,360   (17,243,702)     935    (2,368,254)   (150)   (2,709,554)    (10)
  Issuance of preferred
    units......................   825,368      77,166            --       --           --       --           --       --
  Issuance of common units.....        --          --       918,280    8,646           --       --           --       --
  Preferred dividend...........        --       3,386            --       --           --       --           --       --
  Foreign currency translation
    adjustment.................        --          --            --       --           --       --           --       --
  Net loss.....................        --          --            --       --           --       --           --       --
  Tax distributions............        --          --            --       --           --       --           --       --
                                 ---------   --------   -----------   -------   ----------    ----    ----------    ----
Balance, December 30, 2000.....  1,008,968   $ 98,912     1,122,280   $10,686          --     $ --           --     $ --
  Preferred dividend
    (unaudited)................        --       2,040            --       --           --       --           --       --
  Amortization of deferred
    compensation (unaudited)...        --          --            --       --           --       --           --       --
  Foreign currency translation
    adjustment (unaudited).....        --          --            --       --           --       --           --       --
  Net income (unaudited).......        --          --            --       --           --       --           --       --
  Tax distributions
    (unaudited)................        --          --            --       --           --       --           --       --
                                 ---------   --------   -----------   -------   ----------    ----    ----------    ----
Balance, March 31, 2001
  (unaudited)..................  1,008,968   $100,952   $ 1,122,280   $10,686          --     $ --           --     $ --
                                 =========   ========   ===========   =======   ==========    ====    ==========    ====


                                              NOTES                       ACCUMULATED
                                            RECEIVABLE   UNDISTRIBUTED       OTHER
                                               FROM        EARNINGS      COMPREHENSIVE
                                 WARRANTS    MEMBERS       (DEFICIT)        INCOME         TOTAL
                                 --------   ----------   -------------   -------------   ---------
Initial Capitalization, June 5,
  1998 (inception).............    $134       $(400)       $      --         $ --        $   9,920
  Issuance of preferred and
    common units...............      --          --               --           --              100
  Options exercised............      --         (69)              --           --               --
  Preferred dividend...........      --          --             (420)          --               --
  Foreign currency translation
    adjustment.................      --          --               --           37               37
  Net income...................      --          --            3,386           --            3,386
  Tax distributions............      --          --           (1,100)          --           (1,100)
                                   ----       -----        ---------         ----        ---------
Balance, December 26, 1998.....     134        (469)           1,866           37           12,343
  Preferred dividend...........      --          --             (420)          --               --
  Redemption of preferred
    units......................      --         469               --           --           (9,461)
  Foreign currency translation
    adjustment.................      --          --               --          (77)             (77)
  Net income...................      --          --           20,385           --           20,385
  Tax distributions............      --          --          (12,991)          --          (12,991)
                                   ----       -----        ---------         ----        ---------
Balance, December 25, 1999.....     134          --            8,840          (40)          10,199
  Purchase and conversion of
    equity instruments.........    (134)         --         (251,839)          --         (232,838)
  Issuance of preferred
    units......................      --          --               --           --           77,166
  Issuance of common units.....      --          --               --           --            8,646
  Preferred dividend...........      --          --           (3,386)          --               --
  Foreign currency translation
    adjustment.................      --          --               --          (17)             (17)
  Net loss.....................      --          --           (8,784)          --           (8,784)
  Tax distributions............      --          --          (11,942)          --          (11,942)
                                   ----       -----        ---------         ----        ---------
Balance, December 30, 2000.....    $ --       $  --        $(267,111)        $(57)       $(157,570)
  Preferred dividend
    (unaudited)................      --          --           (2,040)          --               --
  Amortization of deferred
    compensation (unaudited)...      --          --               52           --               52
  Foreign currency translation
    adjustment (unaudited).....      --          --               --           48               48
  Net income (unaudited).......      --          --           10,161           --           10,161
  Tax distributions
    (unaudited)................      --          --           (5,015)          --           (5,015)
                                   ----       -----        ---------         ----        ---------
Balance, March 31, 2001
  (unaudited)..................    $ --       $  --        $(263,953)        $ (9)       $(152,324)
                                   ====       =====        =========         ====        =========


  The accompanying notes are an integral part of these consolidated financial statements.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                            FOR THE PERIOD
                                             FROM JUNE 5,
                                                 1998                                        FOR THE        FOR THE
                                             (INCEPTION)       FOR THE        FOR THE      THREE MONTHS   THREE MONTHS
                                               THROUGH        YEAR ENDED     YEAR ENDED       ENDED          ENDED
                                             DECEMBER 26,    DECEMBER 25,   DECEMBER 30,    MARCH 25,      MARCH 31,
                                                 1998            1999           2000           2000           2001
                                            --------------   ------------   ------------   ------------   ------------
                                                                                                   (UNAUDITED)
Operating activities:
  Net income (loss).......................     $  3,386        $ 20,385      $  (8,784)      $ 11,375       $ 10,161
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities --
    Extraordinary loss....................           --              --          1,536             --             --
    Depreciation and amortization.........        1,851           3,126          4,311            901          1,518
    Changes in operating items (Note
      10).................................        2,277          15,955         27,726          7,376        (13,007)
                                               --------        --------      ---------       --------       --------
         Net cash (used for) provided by
           operating activities...........        7,514          39,466         24,789         19,652         (1,328)
                                               --------        --------      ---------       --------       --------
Investing activities:
  Purchases of property, plant and
    equipment.............................       (1,065)         (2,375)        (2,187)          (979)        (7,170)
  Proceeds from sale of assets............           --           3,768             --             --             --
  Acquisition, net of cash acquired.......           --              --        (17,653)            --             --
                                               --------        --------      ---------       --------       --------
      Net cash (used for) provided by
         investing activities.............       (1,065)          1,393        (19,840)          (979)        (7,170)
                                               --------        --------      ---------       --------       --------
Financing activities:
  Proceeds from issuance of long-term
    debt..................................           --              --        221,825             --             --
  Payments on long-term debt..............         (313)        (17,017)       (31,950)          (253)        (8,763)
  Proceeds from sale of preferred units...           90              --         68,429             --             --
  Proceeds from sale of common units......           10              --          7,675             --             --
  Redemption of equity instruments........           --          (9,461)      (232,838)            --             --
  Member tax distribution.................           --         (12,991)       (14,427)            --         (1,132)
  Increase in deferred financing costs....           --              --         (8,468)            --             --
                                               --------        --------      ---------       --------       --------
         Net cash (used for) provided by
           financing activities...........         (213)        (39,469)        10,246           (253)        (9,895)
                                               --------        --------      ---------       --------       --------
         Net increase in cash and cash
           equivalents....................        6,236           1,390         15,195         18,420        (18,393)
                                               --------        --------      ---------       --------       --------
Formation transactions:
  Proceeds from sale of equity
    instruments...........................        9,920              --             --             --             --
  Proceeds from long-term debt............       44,689              --             --             --             --
  Increase in deferred financing costs....       (1,939)             --             --             --             --
  Acquisition of net assets, net of cash
    acquired..............................      (47,030)             --             --             --             --
  Receivable from predecessor.............       (2,153)             --             --             --             --
                                               --------        --------      ---------       --------       --------
Cash and cash equivalents from formation
  transactions............................        3,487              --             --             --             --
Cash and cash equivalents, beginning of
  period..................................           --           9,723         11,113         11,113         26,308
                                               --------        --------      ---------       --------       --------
Cash and cash equivalents, end of
  period..................................     $  9,723        $ 11,113      $  26,308       $ 29,533       $  7,915
                                               ========        ========      =========       ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


1.  BUSINESS AND ORGANIZATION

     GEEG Holdings, L.L.C. and Subsidiaries (the Company or GEEG) designs, engineers and manufactures heat recovery and auxiliary power equipment. The Company's corporate headquarters are located in Tulsa, Oklahoma, with operating facilities in Plymouth, Minnesota; Tulsa, Oklahoma; Fort Smith, Arkansas; Auburn, Massachusetts; Clinton, South Carolina; Monterrey, Mexico; and Heerlen, Netherlands.

     On May 13, 1998, the Company was formed for the purpose of purchasing the net assets of the Power Generation Division of Jason Incorporated. On June 5, 1998 (inception), the Company purchased the net assets for $48.9 million in cash. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the acquired assets and assumed liabilities based on their respective fair values. The purchase price and related acquisition costs exceeded the fair values assigned to tangible and identifiable intangible assets and liabilities by approximately $32.5 million, which was assigned to goodwill. GEEG Holdings, L.L.C. had no operations from May 13, 1998 to June 5, 1998 and, as such, the accompanying consolidated financial statements reflect the Company's inception date as June 5, 1998.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of GEEG Holdings L.L.C. and its wholly owned subsidiaries: Deltak, L.L.C. (Deltak); Deltak Construction Services, Inc.; Deltak Europe -- BV; Braden Manufacturing, L.L.C. (Braden); Braden Construction Services, Inc.; Braden Europe -- BV; Braden Manufacturing S.A. de C.V.; and Consolidated Fabricators, Inc. (CFI). All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End

     The Company uses a 52-/53-week fiscal year ending on the last Saturday in December. For the purposes of these notes to the consolidated financial statements, the period from June 5, 1998 (inception) through December 26, 1998 and the fiscal years ended December 25, 1999 and December 30, 2000 are referred to as 1998 (stub period), 1999 and 2000, respectively. The 1998 (stub period) includes 29 weeks while 1999 and 2000 include 52 and 53 weeks, respectively.

Cash and Cash Equivalents

     The Company considers all highly liquid investments which are convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of investments in commercial paper.

Inventories

     Inventories primarily consist of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     The Company's property, plant and equipment balances, by significant asset category, are as follows:

                                        DECEMBER 25,    DECEMBER 30,
                                            1999            2000          LIVES
                                        ------------    ------------    ----------
                                               (IN THOUSANDS)
Land..................................    $ 1,694         $ 2,033           --
Buildings and improvements............      5,676           9,422       5-39 years
Machinery and equipment...............      8,080           9,504       5-12 years
Furniture and fixtures................      2,496           3,416       3-10 years
                                          -------         -------
                                           17,946          24,375
Less -- Accumulated depreciation......     (2,875)         (4,942)
                                          -------         -------
Property, plant and equipment, net....    $15,071         $19,433
                                          =======         =======

     Depreciation expense for 1998 (stub period), 1999 and 2000 was $0.9 million, $2.0 million and $2.2 million, respectively. Costs of significant additions, renewals and betterments are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Maintenance and repairs are charged to operations when incurred.

Goodwill

     Goodwill represents the costs of acquisitions in excess of the fair value of the net assets acquired and is amortized using the straight-line method over 30 years. Accumulated amortization as of December 25, 1999 and December 30, 2000 was $1.6 million and $3.0 million, respectively.

Deferred Financing Costs

     Deferred financing costs are amortized over the terms of the related debt facilities. Total interest expense associated with the amortization of these costs was $0.2 million, $0.3 million and $0.6 million in 1998 (stub period), 1999 and 2000, respectively.

Long-Lived Assets

     Long-lived assets, such as property and equipment and intangible assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Warranty Costs

     The Company typically warrants labor and fabrication for 12 to 18 months after shipment. Estimated costs of warranty repairs are accrued and included on the accompanying consolidated balance sheets as accrued warranty.

Income Taxes

     The Company is organized as a limited liability company (LLC) whereby all tax liabilities are the responsibility of individual investors. Deferred tax assets and liabilities become the responsibility of the Company if and when the LLC structure is converted to a C-Corporation. Certain of the Company's

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


subsidiaries are corporations responsible for federal, state and foreign taxes. For those entities, deferred tax assets and liabilities are not significant.


Revenue Recognition


     GEEG has two segments: Heat Recovery Equipment and Auxiliary Power Equipment. Heat Recovery Equipment products include heat recovery steam generators, heat recovery boilers, and other types of waste heat products. Auxiliary Power Equipment products include exhaust and inlet systems, filter houses, retrofit activity, diverter dampers, turbine enclosures and other power equipment.

     Revenues for the Company's Heat Recovery Equipment segment are recognized on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours (internal and subcontractor) for each contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and the effects of such revisions are recognized in the period that the revisions are determined. Revenues for the Company's Auxiliary Power Equipment segment are recognized on the completed-contract method due to the short-term nature of their product production period. The Company recognizes various types of service revenues as the services are provided. Service revenues are not significant in any period presented.

Major Customers

     The Company has certain customers that represent more than 10 percent of consolidated revenues for 1998 (stub period), 1999 and 2000 as follows:

                                                               1998
                                                           (STUB PERIOD)    1999    2000
                                                           -------------    ----    ----
Customer A...............................................       20%          21%     31%
Customer B...............................................       13%          --      --
Customer C...............................................       --           15%     --
Customer D...............................................       --           14%     --
Customer E...............................................       --           --      22%

     As of December 25, 1999, customer A made up approximately 29 percent of the consolidated accounts receivable balance. As of December 30, 2000, customer A and customer B made up 15 percent and 14 percent, respectively, of the consolidated accounts receivable balance.

Fair Value of Financial Instruments

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term debt approximates fair value due to the short term nature of these instruments.

     The fair value of the Company's long-term debt is estimated based on the discounted value of the future cash flows expected to be paid on the loans. The discount rate used to estimate the fair value of the loans is the rate currently available to the Company for loans with similar terms and maturities. The fair value at December 25, 1999 and December 30, 2000 approximated the carrying value.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


Income (Loss) Per Common Unit

     Basic and diluted income (loss) per common unit are calculated as follows:


                                                                                                 FOR THE THREE   FOR THE THREE
                                                                                                 MONTHS ENDED    MONTHS ENDED
                                                         1998                                      MARCH 25,       MARCH 31,
                                                     (STUB PERIOD)      1999          2000           2000            2001
                                                     -------------   -----------   -----------   -------------   -------------
                                                          (IN THOUSANDS, EXCEPT UNIT AND                  (UNAUDITED)
                                                               PER COMMON UNIT DATA)
Basic income (loss) per common unit
  Numerator:
    Income (loss) before extraordinary item........   $     3,386    $    20,385   $    (7,248)   $    11,375     $   10,161
    Preferred stock dividend.......................          (420)          (420)       (3,386)            --         (2,040)
                                                      -----------    -----------   -----------    -----------     ----------
    Income (loss) available to common unit
      holders......................................         2,966         19,965       (10,634)        11,375          8,121
    Extraordinary item.............................            --             --        (1,536)            --             --
                                                      -----------    -----------   -----------    -----------     ----------
        Net income (loss) available to common unit
          holders..................................   $     2,966    $    19,965   $   (12,170)   $    11,375     $    8,121
                                                      ===========    ===========   ===========    ===========     ==========
  Denominator:
    Weighted average units outstanding.............    21,319,765     22,525,510    13,814,222     22,525,510      1,122,280
Basic income (loss) per common unit
  Income (loss) before extraordinary item..........   $      0.14    $      0.89   $     (0.77)   $      0.50     $     7.24
  Extraordinary item...............................            --             --         (0.11)            --             --
                                                      -----------    -----------   -----------    -----------     ----------
        Net income (loss) available to common unit
          holders..................................   $      0.14    $      0.89   $     (0.88)   $      0.50     $     7.24
                                                      ===========    ===========   ===========    ===========     ==========
Diluted income (loss) per common unit
  Numerator:
    Income (loss) before extraordinary item........   $     3,386    $    20,385   $    (7,248)   $    11,375     $   10,161
    Preferred stock dividend.......................          (420)          (420)       (3,386)            --         (2,040)
                                                      -----------    -----------   -----------    -----------     ----------
    Income (loss) available to common unit
      holders......................................         2,966         19,965       (10,634)   $    11,375     $    8,121
    Extraordinary item.............................            --             --        (1,536)            --             --
                                                      -----------    -----------   -----------    -----------     ----------
        Net income (loss) available to common unit
          holders..................................   $     2,966    $    19,965   $   (12,170)   $    11,375     $    8,121
                                                      ===========    ===========   ===========    ===========     ==========
  Denominator:
    Weighted average units outstanding.............    21,319,765     22,525,510    13,814,222     22,525,510      1,122,280
    Dilutive effect of options to purchase common
      units........................................     5,064,654      5,503,502            --      5,857,933         98,409
                                                      -----------    -----------   -----------    -----------     ----------
    Weighted average units outstanding assuming
      dilution.....................................    26,384,419     28,029,012    13,814,222     28,383,433      1,220,689
                                                      ===========    ===========   ===========    ===========     ==========
Diluted income (loss) per common unit
    Income (loss) before extraordinary item........   $      0.11    $      0.71   $     (0.77)          0.40           6.65
    Extraordinary item.............................            --             --         (0.11)            --             --
                                                      -----------    -----------   -----------    -----------     ----------
        Net income (loss) available to common unit
          holders..................................   $      0.11    $      0.71   $     (0.88)   $      0.40     $     6.65
                                                      ===========    ===========   ===========    ===========     ==========


Derivative Financial Instruments

     The Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133), effective December 31, 2000. This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or a liability measured at fair value. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


and assess the effectiveness of transactions that receive hedge accounting treatment. The impact of adopting SFAS 133 was not material.

     Derivative financial instruments are used by the Company in the management of its foreign currency exchange and interest rate exposures. Amounts to be paid or received under agreements are accrued and recognized over the life of the agreements. The Company is exposed to credit risk in the event of nonperformance by the other parties to the agreements. However, the Company does not anticipate nonperformance by its counterparties.

     On December 29, 2000, the Company entered into a zero-cost interest rate collar whereby it holds an 8% interest rate cap and has written a 5.36% interest rate floor. The Company has designated the interest rate collar as a hedge of the variability of a portion of its floating-rate interest payments attributable to changes in market interest rates. As such, the Company will use the interest rate collar to place both a minimum and maximum limit on the total interest payments the Company must pay on approximately $77.1 million of its floating rate debt. Under SFAS 133, the Company will recognize the fair value of both the floor and the cap in its balance sheet. Additionally, the Company will mark the floor and cap to fair value through other comprehensive income and then recognize such fluctuations in earnings in the same period as the earnings effect of the variable rate debt.


     The collar will be settled at three-month intervals through December 31, 2003. Depending on the movement in interest rates, the Company will have the right to or the obligation for a series of conditional receivables or payables. The Company will account for the interest collar as a net written option and as such will not be subject to the effectiveness tests of SFAS 133.


     As the interest rate collar was entered into on December 29, 2000, there were no increases or decreases in fair value as of December 30, 2000. At December 25, 1999, the Company had interest rate collars for approximately $15.0 million of its floating rate debt. The fair value of the 1999 interest rate collar was not significant.

     Notional amounts outstanding under foreign currency option agreements at December 30, 2000, were $3.6 million. No amounts were outstanding under such contracts at December 25, 1999. The fair values of the option agreements were not significant as of December 30, 2000.

Foreign Currency

     Assets and liabilities of the Company's foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of members' equity and other comprehensive income on the accompanying consolidated financial statements. Gains and losses from foreign currency transactions are included in earnings. Such gains and losses have not been significant in any period.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to projected total costs of projects, including warranty and contingency costs, and the percentage of completion on contract accounting. Ultimate results could differ from those estimates.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


Recent Accounting Pronouncement

     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." The adoption of this statement in the fourth quarter of 2000 did not have a material impact on the Company's financial position or results of operations.


Interim Financial Statements



     The consolidated balance sheet as of March 31, 2001 and the related consolidated statements of income (loss), comprehensive income (loss) and cash flows for the three months ended March 25, 2000 and March 31, 2001, and the consolidated statement of members' equity (deficit) for the three months ended March 31, 2001 are unaudited. Such unaudited statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire 2001 fiscal year.



Pro Forma Information (Unaudited)



     The unaudited pro forma March 31, 2001 balance sheet amounts give effect to a proposed reorganization from a limited liability company to a C-Corporation and the recording of deferred taxes due to the proposed change in tax status.



     The unaudited pro forma income tax expense (benefit) shown on the consolidated statements of income (loss) is presented assuming the Company had been a C-Corporation during 1998 (stub period), 1999, 2000, and during the three months ended March 25, 2000 and March 31, 2001, using effective tax rates of 35 percent for 1998 (stub period) and 39 percent for all other periods presented.


3.  RECAPITALIZATION TRANSACTION

     On August 1, 2000, the Company consummated a recapitalization transaction (the Recapitalization) pursuant to an Agreement and Plan of Merger with GEEG Acquisition Holdings Corp., GEEG Acquisition Holdings, L.L.C. and GEEG Acquisition, L.L.C. (Merger Sub) (collectively, the Control Group). In conjunction with the Recapitalization, the following occurred:

     - Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity.

     - The Company borrowed $140 million in the form of senior term loans and $67.5 million in the form of a senior subordinated loan. In connection with the senior subordinated borrowings, the Company issued 77,075 new common units and 69,368 new preferred units to the lenders and recorded the $7.7 million fair value of the units as debt discount. The Company also paid $8.2 million for deferred financing costs.

     - The Company realized proceeds of $76.1 million from the sale of new common and preferred units. The proceeds were recorded net of $5.9 million of expenses.

     - The Company converted prior common units owned by certain investors into 183,600 of new preferred units and 204,000 of new common units.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     - The Company redeemed the remaining prior common units and all outstanding warrants for $232.8 million.

     - The Company repaid the then outstanding $15.0 million on a senior subordinated loan and recorded a $1.5 million extraordinary loss associated with the write-off of associated unamortized deferred financing costs.

     - The Company cancelled all common unit options issued and outstanding immediately prior to the Recapitalization for $38.1 million, which has been recorded as a corresponding recapitalization charge on the accompanying consolidated statement of income (loss).

     After completion of the Recapitalization, continuing investors held approximately 18.5 percent of the voting control of the Company. As such, the Company was not required to push-down the Control Group purchase accounting to the Company.

     As a part of the Recapitalization and as noted above, the prior common units were converted into new preferred and common units using an approximate 1 to 260 conversion ratio. As a result of the conversion, all prior period common unit related amounts included in these footnotes and on the accompanying consolidated financial statements have been restated based on this conversion ratio.

4.  ACQUISITIONS

     On October 31, 2000, the Company acquired all of the outstanding shares of CFI Holdings, Inc. and Subsidiaries. CFI makes turbine enclosures for the auxiliary power equipment industry. CFI sales are now included as turbine enclosure product revenue within the Company's Auxiliary Power Equipment segment. Total purchase consideration of $25.2 million, including contingent consideration of $2.5 million earned in 2000, consisted of $17.7 million of cash, $5.5 million of promissory notes and $2.0 million in equity interests in the Company. Approximately $3.2 million of the cash consideration has been reserved in escrow. To finance a portion of the purchase, the Company utilized the Term C loan (see note 7). The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. This treatment resulted in approximately $15.4 million of cost in excess of the fair value of net identifiable assets acquired, which has been recorded as goodwill in the accompanying consolidated financial statements. The goodwill is being amortized on a straight-line basis over 30 years.

     The results of operations of CFI from November 1, 2000 to December 30, 2000 have been included in the accompanying consolidated statements of income (loss). Pro forma consolidated statements of income (loss) as if the acquisition had taken place as of December 26, 1998 are shown below:


                                                     1999               2000
                                                  (UNAUDITED)        (UNAUDITED)
                                                  -----------        -----------
                                                  (IN THOUSANDS, EXCEPT FOR PER
                                                        COMMON UNIT DATA)
Revenues......................................     $297,949           $447,851
Net income (loss) before extraordinary item...       18,853             (5,067)
Net income (loss) available to common unit
  holders.....................................       18,433             (9,988)
Basic income (loss) per common unit...........         0.82              (0.72)
Diluted income (loss) per common unit.........         0.66              (0.72)

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


5.  RELATED-PARTY TRANSACTIONS

     Certain investors have historically provided consultation services to the Company, for which the Company is charged management fees. Total expenses under these arrangements were $0.1 million, $0.3 million and $0.7 million for 1998 (stub period), 1999 and 2000, respectively. The Company is contractually committed to payments of management fees totaling $1.25 million per year through 2003.

6.  UNCOMPLETED CONTRACTS

     The Heat Recovery Equipment segment enters into contracts that allow for periodic billings over the contract term. At any point in time each project under construction could have either costs and estimated earnings in excess of billings or billings in excess of costs and estimated earnings. The Auxiliary Power Equipment segment typically bills customers only at the completion of contracts. No earnings are recognized until contract completion.

     Costs, earnings and billings related to uncompleted contracts consist of the following:

                                                     DECEMBER 25,    DECEMBER 30,
                                                         1999            2000
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Costs incurred on uncompleted contracts............    $257,826        $392,257
Earnings recognized on uncompleted contracts.......      61,692          88,232
                                                       --------        --------
          Total....................................     319,518         480,489
Less -- Billings to date...........................     356,304         534,339
                                                       --------        --------
          Net......................................    $(36,786)       $(53,850)
                                                       ========        ========

     The net amounts are included in the accompanying consolidated balance sheets under the following headings:

                                                     DECEMBER 25,    DECEMBER 30,
                                                         1999            2000
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Costs and estimated earnings in excess of
  billings.........................................    $ 21,845       $  65,260
Billings in excess of costs and estimated
  earnings.........................................     (58,631)       (119,110)
                                                       --------       ---------
          Total....................................    $(36,786)      $ (53,850)
                                                       ========       =========

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


7.  LONG-TERM DEBT

     The Company's long-term debt consisted of the following:

                                                              DECEMBER 25,    DECEMBER 30,
                                                                  1999            2000
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Term A senior loan, bearing interest at LIBOR plus 3.25
  percent (9.89 percent at December 30, 2000), principal and interest payable quarterly, as defined, through July
  2006......................................................    $    --         $ 29,625
Term B senior loan, bearing interest at LIBOR plus 4.00
  percent (10.64 percent at December 30, 2000), principal
  and interest payable quarterly, as defined, through July
  2008......................................................         --          109,725
Term C senior loan, bearing interest at LIBOR margin rate
  plus 3.25 percent (9.89 percent at December 30, 2000),
  principal and interest payable quarterly, as defined,
  through July 2006.........................................         --           14,813
Senior subordinated loan, bearing interest at 13.50 percent, interest payable semi-annually, as defined, through August
  2010, net of a $8,214 discount............................         --           59,286
Note payable to former owners of Consolidated Fabricators,
  Inc., bearing interest at 10.00 percent, payable
  quarterly, as defined, 2003 through 2007..................         --            5,500
Term A note, repaid in 2000.................................      5,934               --
Term B note, repaid in 2000.................................      6,736               --
Senior subordinated loan, repaid in 2000....................     14,751               --
Other.......................................................         --              145
                                                                -------         --------
                                                                 27,421          219,094
Less current maturities.....................................     (1,158)          (3,963)
                                                                -------         --------
Total long-term debt........................................    $26,263         $215,131
                                                                =======         ========

     Future maturities of long-term debt as of December 30, 2000 are as follows (in thousands):

2001........................................................  $  3,963
2002........................................................     6,205
2003........................................................     9,540
2004........................................................    11,777
2005........................................................    13,461
Thereafter..................................................   174,148
                                                              --------
                                                              $219,094
                                                              ========

     Substantially all of the Company's assets have been pledged as collateral for the senior financing arrangements.

     The Company has a revolving credit facility which allows for borrowings of up to $55.0 million. Borrowings under the line bear interest at a floating rate relative to a base rate or LIBOR, as defined, and the Company pays an unused facility fee of 0.5 percent. As of December 30, 2000, no amounts were outstanding under the revolver.

     The Company uses letters of credit in its normal course of business. Letters of credit totaling $23.0 million were issued and outstanding as of December 30, 2000. While no amounts had been drawn upon these letters of credit, the letters of credit outstanding reduces amounts available under the revolver.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     The above-mentioned agreements contain, among other restrictions, various covenants including maximum leverage and capital expenditures levels and minimum interest coverage ratios and EBITDA levels. As of December 30, 2000, the Company was in compliance with all such covenants.

8.  MEMBERS' EQUITY

Preferred Units

     The Company has authorized and issued 1,008,968 current preferred units with a $100 par value. The current preferred units are not convertible and have no voting rights. Current preferred unit members are entitled to an eight percent annual preferred dividend computed on the members' aggregate preferred equity balance. Current preferred units have liquidation preference to the common units in the event of a liquidation of the Company and have priority on all equity distributions.

     The Board of Directors may, at its sole option, redeem all or any part of the current preferred units at a price equal to their aggregate preferred capital contribution plus accrued but not yet paid preferred dividends.

     On July 31, 1999, the Company redeemed all outstanding prior preferred units issued. The Company had authorized 100,000 prior preferred units that included an eight percent annual preferred dividend, as defined. The units were not convertible to common units and had no voting rights.

Common Units

     The Company has authorized and issued 1,122,280 current common units with a $10 par value. Current common units are entitled to one vote.

     Prior to the Recapitalization (Note 3), the Company had authorized 52,106,800, 6,513,350 and 2,709,554 of Class A, B and Junior units, respectively. Prior Class A and Junior units had one vote per unit. Class B units were nonvoting. All previously outstanding prior common units were repurchased or converted as part of the Recapitalization discussed in Note 3.

Option Plans

     In August 2000, the Company adopted the 2000 Option Plan (the 2000 Plan). The 2000 Plan provides for granting of up to 122,342 options to purchase common units of the Company. Forty percent of the common units available for grant under the 2000 Plan vest over four years and 60 percent of the common units available for grant under the 2000 Plan vest over the earlier of nine years or when certain performance vesting criteria are met.

     As a part of the Recapitalization, all options outstanding under a previous option plan (whether or not exercisable or vested) were cancelled and holders of the cancelled options were paid an amount equal to the options' fair value, resulting in a recapitalization charge of $38.1 million.


     Prior to October 31, 2000, the Company granted 98,499 options at $10 per common unit, which equaled fair value at the date of grant. On October 31, 2000, the Company granted 5,390 options at $10 per common unit. At the date of grant, the deemed fair value of the Company's common units was higher than the $10 exercise price resulting in approximately $745,000 of unearned compensation which has been recorded on a net basis in undistributed earnings (deficit) along with a corresponding $745,000 increase in undistributed earnings (deficit) due to the effect of the October 31, 2000 option grant. Compensation expense in 2000 related to the October 31, 2000 option grant totaled approximately $20,000.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     A summary of the Company's unit option plans from June 5, 1998 through December 30, 2000 is presented below:

                                                          UNIT OPTIONS
                                                 -------------------------------
                                                                WEIGHTED AVERAGE
                                                    UNITS        EXERCISE PRICE
                                                 -----------    ----------------
Outstanding at June 5, 1998 (inception)........           --       $      --
  Granted......................................    4,350,918             .06
  Exercised....................................   (1,094,243)            .06
                                                 -----------       ---------
Outstanding at December 26, 1998...............    3,256,675             .06
  Granted......................................      591,673             .58
  Forfeited....................................      (19,540)            .06
                                                 -----------       ---------
Outstanding at December 25, 1999...............    3,828,808       .06 - .58
  Repurchased..................................   (3,828,808)      .06 - .58
  Granted......................................      103,889           10.00
                                                 -----------       ---------
Outstanding at December 30, 2000...............      103,889           10.00
Exercisable at December 30, 2000...............           --       $      --

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires the measurement of the fair value of options to be included in the statement of operations or disclosed in the notes to financial statements. The Company elected the disclosure-only alternative under SFAS 123.

     In determining compensation cost pursuant to SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 1998 (stub period), 1999 and 2000:

                                                    1998
                                                (STUB PERIOD)     1999       2000
                                                -------------   --------   --------
Risk free interest rate.......................        5.56%         5.78%      6.26%
Expected dividend yield.......................        None          None       None
Expected lives................................     5 years       5 years    5 years
Expected volatility...........................       44.92%        64.41%     59.22%
Option fair value at grant date...............       $0.03         $0.34      $5.68

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     Had compensation cost been determined consistent with SFAS 123, the Company's pro forma net income (loss) would have been as follows:

                                                    1998
                                                (STUB PERIOD)    1999       2000
                                                -------------   -------   --------
                                                    (IN THOUSANDS, EXCEPT PER
                                                        COMMON UNIT DATA)
Net income (loss) available to common unit
  holders:
  As reported.................................     $2,966       $19,965   $(12,170)
  Pro forma...................................      2,919        19,932    (12,211)
Basic income (loss) per common unit:
  As reported.................................     $ 0.14       $  0.89   $  (0.88)
  Pro forma...................................       0.14          0.88      (0.88)
Diluted income (loss) per common unit:
  As reported.................................     $ 0.11       $  0.71   $  (0.88)
  Pro forma...................................       0.11          0.71      (0.88)

9.  COMMITMENTS AND CONTINGENCIES

Employment Agreements

     The Company has entered into employment agreements with certain members of management which expire on July 31, 2002, with automatic one-year renewal periods at expiration dates. The agreements provide for, among other things, compensation, benefits and severance payments.

Litigation

     The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

Leases

     The Company leases machinery, transportation equipment and office, warehouse and manufacturing facilities, which are noncancelable and expire at various dates. Total rental expense for all operating leases for 1998 (stub period), 1999 and 2000 was $0.9 million, $1.5 million and $2.5 million, respectively.

     Future minimum annual lease payments under these noncancellable operating leases at December 30, 2000 are as follows (in thousands):

2001........................................................  $2,248
2002........................................................   1,935
2003........................................................   1,060
2004........................................................     494
2005........................................................     340
Thereafter..................................................      26
                                                              ------
          Total.............................................  $6,103
                                                              ======

None of the leases include contingent rental provisions.

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


Employee Benefit Plans

     Deltak maintains a profit-sharing plan for employees. Deltak's expense for this plan totaled $1.0 million, $1.2 million and $1.3 million for 1998 (stub period), 1999 and 2000, respectively. In addition to the Deltak profit-sharing plan, GEEG maintains a 401(k) plan covering substantially all of Deltak and Braden's employees. Expense for the GEEG 401(k) plan for 1998 (stub period), 1999 and 2000 was $0.5 million, $0.5 million and $0.8 million, respectively.

     Braden participates in a defined benefit multi-employer union pension fund covering all union employees. As required by labor contracts, Braden made contributions totaling $0.1 million, $0.1 million and $0.2 million for 1998 (stub period), 1999 and 2000, respectively. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Braden may be liable for its share of unfunded vested benefits, if any, related to the union pension fund. Information from the union pension fund's administrators indicates there are no unfunded vested benefits.

10.  SUPPLEMENTAL CASH FLOW INFORMATION

     Changes in current operating items, net of working capital acquired, were as follows:


                                                                       FOR THE        FOR THE
                                                                     THREE MONTHS   THREE MONTHS
                                                                        ENDED          ENDED
                                                                      MARCH 25,      MARCH 31,
                                   1998                                  2000           2001
                               (STUB PERIOD)     1999       2000     (UNAUDITED)    (UNAUDITED)
                               -------------   --------   --------   ------------   ------------
                                         (IN THOUSANDS)
Accounts receivable..........    $(10,885)     $(17,066)  $(13,661)    $(24,946)      $(10,603)
Inventories..................        (106)       (2,371)      (235)        (124)        (1,473)
Costs and estimated earnings
  in excess of billings......      (1,786)       (8,126)   (43,415)     (15,017)        17,340
Accounts payable.............       2,920         3,159     19,179          411        (12,594)
Accrued expenses and other...       3,404         5,050      5,379       (2,517)        (6,769)
Billing in excess of costs
  and estimated billings.....       8,730        35,309     60,479       49,569          1,092
                                 --------      --------   --------     --------       --------
                                 $  2,277      $ 15,955   $ 27,726     $  7,376       $(13,007)
                                 ========      ========   ========     ========       ========

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     Supplemental cash flow disclosures are as follows:


                                                                       FOR THE        FOR THE
                                                                     THREE MONTHS   THREE MONTHS
                                                                        ENDED          ENDED
                                                                      MARCH 25,      MARCH 31,
                                      1998                               2000           2001
                                  (STUB PERIOD)    1999     2000     (UNAUDITED)    (UNAUDITED)
                                  -------------   ------   -------   ------------   ------------
                                           (IN THOUSANDS)
Cash paid during the period for:
  Interest......................     $2,388       $3,810   $ 8,811       $764          $8,367
  Income taxes..................         --          919       590        191             118
Noncash transactions:
  Recapitalization rollover
     equity.....................         --           --    20,400         --              --
  Units issued as debt
     discount...................         --           --     7,708         --              --
  Note issued for CFI net
     assets.....................         --           --     5,500         --              --
  Common and preferred units
     issued for CFI net
     assets.....................         --           --     2,000         --              --


11.  SEGMENT INFORMATION

     The "management approach" called for by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) has been used by GEEG management to present the segment information which follows. GEEG considered the way its management team organizes its operations for making operating decisions and assessing performance and considered which components of its enterprise have discrete financial information available. Management makes decisions using a product group focus and its analysis resulted in two operating segments, Heat Recovery Equipment and Auxiliary Power Equipment. The Company evaluates performance based on net income or loss not including certain items as noted below.

     Accounting policies used by the segments are the same as those described in
Note 2. Intersegment sales were not significant. Corporate assets consist primarily of cash and debt issuance costs. Capital expenditures do not include amounts arising from the acquisition of businesses. Expenses associated with the Recapitalization (see Note 3) have not been allocated. Interest income has not been allocated as cash management activities are handled at a corporate level.

     The following table presents information about segment income (loss) and assets:

                                                           HEAT       AUXILIARY
                                                         RECOVERY       POWER
1998 (STUB PERIOD)                                       EQUIPMENT    EQUIPMENT
------------------                                       ---------    ---------
                                                             (IN THOUSANDS)
Revenues...............................................  $ 63,885     $ 34,478
Interest expense.......................................     1,961        1,041
Depreciation and amortization..........................     1,060          528
Income tax expense.....................................        79           97
Net income.............................................     2,780          822
Assets.................................................    70,983       31,600
Capital expenditures...................................       621          444

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)



                                                           HEAT       AUXILIARY
                                                         RECOVERY       POWER
                                                         EQUIPMENT    EQUIPMENT
                                                         ---------    ---------
                                                             (IN THOUSANDS)
1999
-------------------------------------------------------
Revenues...............................................  $185,574     $ 89,625
Interest expense.......................................     1,589        2,543
Depreciation and amortization..........................     1,876        1,080
Income tax expense.....................................       788          299
Net income.............................................    13,551        6,658
Assets.................................................    68,639       53,073
Capital expenditures...................................     1,003        1,372

2000
-------------------------------------------------------
Revenues...............................................  $258,644     $157,947
Interest expense.......................................     4,953        8,453
Depreciation and amortization..........................     1,937        1,421
Income tax benefit.....................................      (182)        (251)
Net income.............................................    18,351       12,175
Assets.................................................   128,029       97,025
Capital expenditures...................................     1,046        1,141

FOR THE THREE MONTHS ENDED MARCH 25, 2000 (UNAUDITED)
-------------------------------------------------------
Revenues...............................................  $ 67,428     $ 43,655
Interest expense.......................................       127          729
Depreciation and amortization..........................       496          290
Income tax expense (benefit)...........................       122           (5)
Net income.............................................     5,302        6,136
Assets.................................................   113,397       47,969
Capital expenditures...................................       411          568

FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
-------------------------------------------------------
Revenues...............................................  $ 92,877     $ 63,293
Interest expense.......................................     2,659        3,873
Depreciation and amortization..........................       539          535
Income tax benefit.....................................        30          901
Net income.............................................     7,092        3,247
Assets.................................................   105,570      118,432
Capital expenditures...................................       168        7,002

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


     The following tables present information which reconciles segment information to consolidated totals:


                                                                                FOR THE THREE    FOR THE THREE
                                                                                 MONTHS ENDED     MONTHS ENDED
                                    1998                                        MARCH 25, 2000   MARCH 31, 2001
                                (STUB PERIOD)       1999            2000         (UNAUDITED)      (UNAUDITED)
                                -------------   ------------   --------------   --------------   --------------
                                                               (IN THOUSANDS)
Income (Loss) From Continuing
  Operations
Total segment income..........    $  3,602        $ 20,209        $ 30,526         $ 11,438      $       10,339
Unallocated recapitalization
  charge......................          --              --         (38,114)              --                  --
Unallocated interest income...          36             722           1,237               65                 140
Other.........................        (252)           (546)           (897)            (128)               (318)
                                  --------        --------        --------         --------      --------------
Income (loss) before
  extraordinary item..........    $  3,386        $ 20,385        $ (7,248)        $ 11,375      $       10,161
                                  ========        ========        ========         ========      ==============



                                                                              FOR THE THREE    FOR THE THREE
                                                                               MONTHS ENDED     MONTHS ENDED
                             DECEMBER 26,    DECEMBER 25,     DECEMBER 30,    MARCH 25, 2000   MARCH 31, 2001
                                 1998            1999             2000         (UNAUDITED)      (UNAUDITED)
                             ------------    ------------    --------------   --------------   --------------
                                                             (IN THOUSANDS)
Assets
Total segment assets.......    $102,583        $121,712         $225,054         $161,366             224,002
Corporate cash and cash
  equivalents..............       5,452           8,812           19,084           27,876               2,604
Other unallocated
  amounts..................       1,281             969            1,555              830               1,589
                               --------        --------         --------         --------      --------------
                               $109,316        $131,493         $245,693         $190,072      $      228,195
                               ========        ========         ========         ========      ==============

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


                                                                      1998
                                                                  (STUB PERIOD)
                                                   -------------------------------------------
                                                      SEGMENT                     CONSOLIDATED
                                                      TOTALS       ADJUSTMENTS       TOTALS
                                                   -------------   ------------   ------------
                                                                 (IN THOUSANDS)
Other Significant Items
Interest expense.................................    $  3,002        $     --       $  3,002
Interest income..................................          --              36             36
Expenditures for assets..........................       1,065              --          1,065
Depreciation and amortization....................       1,588              81          1,669

                                                                      1999
                                                   -------------------------------------------
                                                      SEGMENT                     CONSOLIDATED
                                                      TOTALS       ADJUSTMENTS       TOTALS
                                                   -------------   ------------   ------------
                                                                 (IN THOUSANDS)
Interest expense.................................    $  4,132        $     --       $  4,132
Interest income..................................          --             722            722
Expenditures for assets..........................       2,375              --          2,375
Depreciation and amortization....................       2,956             110          3,066

                                                                      2000
                                                  ---------------------------------------------
                                                     SEGMENT                       CONSOLIDATED
                                                     TOTALS        ADJUSTMENTS        TOTALS
                                                  -------------   --------------   ------------
                                                                  (IN THOUSANDS)
Interest expense................................    $ 13,406         $      6        $ 13,412
Interest income.................................          --            1,237           1,237
Expenditures for assets.........................       2,187               --           2,187
Depreciation and amortization...................       3,358              353           3,711


                                                    FOR THE THREE MONTHS ENDED MARCH 25, 2000
                                                                   (UNAUDITED)
                                                  ---------------------------------------------
                                                     SEGMENT                       CONSOLIDATED
                                                     TOTALS        ADJUSTMENTS        TOTALS
                                                  -------------   --------------   ------------
                                                                  (IN THOUSANDS)
Interest expense................................    $    856         $     --        $    856
Interest income.................................          --               65              65
Expenditures for assets.........................         979               --             979
Depreciation and amortization...................         786              115             901



                                                    FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                                                   (UNAUDITED)
                                                  ---------------------------------------------
                                                     SEGMENT                       CONSOLIDATED
                                                     TOTALS        ADJUSTMENTS        TOTALS
                                                  -------------   --------------   ------------
                                                                  (IN THOUSANDS)
Interest expense................................    $  6,532         $     --        $  6,532
Interest income.................................          --              140             140
Expenditures for assets.........................       7,170               --           7,170
Depreciation and amortization...................       1,074              444           1,518

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

           1998 (STUB PERIOD), 1999, 2000, AND THE THREE MONTHS ENDED


           MARCH 25, 2000 (UNAUDITED) AND MARCH 31, 2001 (UNAUDITED)


Product Revenues

     The following table represents revenues by product group:


                                                               FOR THE THREE    FOR THE THREE
                                                                MONTHS ENDED     MONTHS ENDED
                             1998                              MARCH 25, 2000   MARCH 31, 2001
                         (STUB PERIOD)     1999       2000      (UNAUDITED)      (UNAUDITED)
                         -------------   --------   --------   --------------   --------------
                                                    (IN THOUSANDS)
Heat Recovery Equipment
  segment:
  Heat recovery steam
     generators........     $47,232      $134,036   $219,649      $ 54,590         $ 63,486
  Specialty boilers....      16,653        51,538     38,995        12,838           29,391
                            -------      --------   --------      --------         --------
                             63,885       185,574    258,644        67,428           92,877
                            -------      --------   --------      --------         --------
Auxiliary Power
  Equipment segment:
  Exhaust systems......     $16,875      $ 54,722   $ 86,228      $ 26,678           32,387
  Inlet systems........       7,313        22,550     52,004        15,508           15,614
  Other................      10,290        12,353     19,715         1,469           15,292
                            -------      --------   --------      --------         --------
                             34,478        89,625    157,947        43,655           63,293
                            -------      --------   --------      --------         --------
                            $98,363      $275,199   $416,591      $111,083         $156,170
                            =======      ========   ========      ========         ========


Geographic Revenues

     The following table presents revenues by geographic region:


                                                               FOR THE THREE    FOR THE THREE
                                                                MONTHS ENDED     MONTHS ENDED
                             1998                              MARCH 25, 2000   MARCH 31, 2001
                         (STUB PERIOD)     1999       2000      (UNAUDITED)      (UNAUDITED)
                         -------------   --------   --------   --------------   --------------
                                                    (IN THOUSANDS)
Revenues:
  United States........     $52,771      $208,016   $380,389      $ 98,600         $143,996
  Asia.................       5,338        37,037     11,835         6,072            2,701
  Europe...............      20,125        17,616     11,632         3,398            4,206
  Other................      20,129        12,530     12,735         3,013            5,267
                            -------      --------   --------      --------         --------
                            $98,363      $275,199   $416,591      $111,083         $156,170
                            =======      ========   ========      ========         ========


     Management attributed sales to geographic location based on the customer-determined destination of the delivered product. Substantially all of the Company's assets are located in the United States.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jason Incorporated Power Generation Division (Predecessor):

     We have audited the accompanying consolidated statements of income and comprehensive income, equity and cash flows of Jason Incorporated Power Generation Division (Predecessor) for the period from December 27, 1997 through June 4, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Jason Incorporated Power Generation Division (Predecessor) for the period from December 27, 1997 through June 4, 1998, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 23, 2001

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME FOR THE PERIOD FROM DECEMBER 27, 1997 THROUGH JUNE 4, 1998
                                 (IN THOUSANDS)

Revenues....................................................  $60,881
Cost of sales...............................................   48,529
                                                              -------
  Gross profit..............................................   12,352
Selling and administrative expenses.........................    8,787
Amortization expense........................................      787
                                                              -------
  Operating income..........................................    2,778
Interest expense, net.......................................      439
                                                              -------
  Income before income taxes................................    2,339
Income tax provision........................................      996
                                                              -------
  Net income................................................    1,343
  Foreign currency translation adjustments..................     (568)
                                                              -------
  Comprehensive income......................................  $   775
                                                              =======

   The accompanying notes are an integral part of this consolidated financial statement.

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

                        CONSOLIDATED STATEMENT OF EQUITY
           FOR THE PERIOD FROM DECEMBER 27, 1997 THROUGH JUNE 4, 1998
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                  PARENT                     OTHER
                                                  COMPANY    RETAINED    COMPREHENSIVE
                                                  EQUITY     EARNINGS       INCOME         TOTAL
                                                  -------    --------    -------------    -------
Balance, December 27, 1997......................  $50,000    $47,382         $  --        $97,382
  Net income....................................       --      1,343            --          1,343
  Foreign currency translation adjustments......       --         --          (568)          (568)
                                                  -------    -------         -----        -------
Balance, June 4, 1998...........................  $50,000    $48,725         $(568)       $98,157
                                                  =======    =======         =====        =======

   The accompanying notes are an integral part of this consolidated financial statement.

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE PERIOD FROM DECEMBER 27, 1997 THROUGH JUNE 4, 1998
                                 (IN THOUSANDS)


Operating activities:
  Net income................................................  $ 1,343
  Adjustments to reconcile net income to net cash provided
     by operating activities --
     Depreciation and amortization..........................    1,517
     Deferred income taxes..................................     (458)
     Changes in operating items:
       Accounts receivable..................................   (1,203)
       Due from parent......................................   (3,250)
       Inventories..........................................      361
       Costs and estimated earnings in excess of billings...   (2,386)
       Accounts payable.....................................    3,454
       Accrued expenses and other...........................    1,357
       Billings in excess of costs and estimated earnings...      833
                                                              -------
          Net cash provided by operating activities.........    1,568
                                                              -------
Investing activities:
  Purchases of property, plant and equipment................     (255)
                                                              -------
          Net increase in cash and cash equivalents.........    1,313
Cash and cash equivalents, beginning of period..............      618
                                                              -------
Cash and cash equivalents, end of period....................  $ 1,931
                                                              =======

   The accompanying notes are an integral part of this consolidated financial statement.

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     Jason Incorporated Power Generation Division (the Company), is the predecessor entity to GEEG Holdings, L.L.C. (GEEG). The Company was acquired by GEEG on June 5, 1998. Prior to the acquisition by GEEG, the Company was a division of its parent company, Jason Incorporated. The Company designs, engineers and manufactures heat recovery and auxiliary power equipment. The Company's corporate headquarters are located in Tulsa, Oklahoma, with operating facilities in Plymouth, Minnesota; Tulsa, Oklahoma; Fort Smith, Arkansas; and Heerlen, Netherlands. The Company uses a 52-/53-week fiscal year ending on the last Saturday in December.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, including those of Deltak, L.L.C. (Deltak); Deltak Construction Services, Inc.; Braden Manufacturing, L.L.C. (Braden); Braden Construction Services, Inc.; and Braden Europe -- BV. Significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

     The Company considers all highly liquid investments which are convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of investments in commercial paper. The fair value of cash and cash equivalents is based on quoted market prices. The fair value at June 4, 1998 approximated the carrying value.

Due from Parent

     The Company's parent company, Jason Incorporated, receives the cash generated from the operations of the business and, in return, pays all operating, selling, general and administrative expenses on the Company's behalf. As of June 4, 1998, the Company's cash provided to Jason Incorporated exceeded expenses paid by Jason Incorporated by approximately $69.8 million.

Inventories

     Inventories primarily consist of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

     Depreciation is calculated using the straight-line method for financial reporting purposes over the estimated useful lives. Depreciation expense for the period from December 27, 1997 through June 4, 1998 was $0.7 million.

Goodwill

     Goodwill is being amortized over an estimated useful life of 30 years. Amortization expense for the period from December 27, 1997 through June 4, 1998 was $0.8 million.

Warranty Costs

     The Company typically warrants labor and fabrication for 12 to 18 months after shipment. Estimated costs of warranty repairs are accrued for each project and adjusted when specific claims are made or when warranty periods expire.

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

Income Taxes

     For U.S. tax purposes, the Company is reflected as a member of Jason Incorporated's consolidated group and is included in Jason Incorporated's consolidated federal income tax return. However, the accompanying tax provision included in the financial statements has been prepared on a separate return basis.

     The components of the provision for income taxes are as follows (in thousands):


Current taxes payable
  Federal...................................................  $1,108
  State.....................................................     171
  Foreign...................................................     175
Deferred....................................................    (458)
                                                              ------
          Total provision...................................  $  996
                                                              ======

     A reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:


Federal statutory rate......................................   34%
State income taxes, net of federal benefit..................    5
Other.......................................................    4
                                                              ---
          Effective income tax rate.........................   43%
                                                              ===

Revenue Recognition

     The Company recognizes revenues for projects under long-term contracts on the percentage-of-completion method based on the percentage of actual hours incurred to date in relation to total estimated hours (internal and subcontractor) for each contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income, and the effects of such revisions are recognized in the period the revisions are determined. The Company recognizes revenues for projects which are not under long-term contracts on the completed-contract method due to the short-term nature of the product production period. The Company recognizes service revenue as services are provided. Service revenues were not significant for the period from December 27, 1997 to June 4, 1998.

Customer Sales

     For the period from December 27, 1997 through June 4, 1998, two customers in aggregate accounted for approximately 26 percent of consolidated revenues.

Foreign Currency

     Assets and liabilities of the Company's foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of equity and other comprehensive income in the accompanying consolidated financial statements. Gains and losses from foreign currency transactions are included in earnings. Such gains and losses were not significant during the period.

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to projected total costs of projects, including warranty and contingency costs, and the percentage of completion on contract accounting. Ultimate results could differ from those estimates.

3. PARENT COMPANY ALLOCATIONS

     The Company's financial statements reflect all of its costs of doing business. These costs include certain expenses that have been incurred by the parent on the Company's behalf, such as incentive compensation, accounting and legal services, depreciation and interest. Incentive compensation expenses were allocated specifically by employee of the Company. All other expenses were allocated to all segments of the parent company in a manner which management believes to be a reasonable approximation of actual costs that would have been incurred if the Company were a stand alone entity. Interest expense of $0.4 million was allocated to the Company based upon capital employed.

4. EQUITY

     As part of its purchase, Jason Incorporated capitalized the Company with an investment of $50.0 million in the Jason Incorporated Power Generation Division. As of June 4, 1998, no other equity instruments have been issued.

5. COMMITMENTS AND CONTINGENCIES

Litigation

     The Company is involved in legal actions which arise in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

Leases

     The Company leases machinery, transportation equipment, and office, warehouse and manufacturing facilities which are noncancelable and expire at various dates. Total rental expense for all operating leases for the period from December 27, 1997 through June 4, 1998 was $0.8 million.

     Future minimum annual lease payments under these noncancellable operating leases at June 4, 1998 are as follows (in thousands):

1998........................................................    $  745
1999........................................................     1,292
2000........................................................     1,231
2001........................................................       867
2002 and thereafter.........................................       725
                                                                ------
          Total.............................................    $4,860
                                                                ======

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

Employee Benefit Plans

     Deltak maintains a profit-sharing plan for employees. Expenses for this plan recorded by Deltak totaled $0.5 million for the period from December 27, 1997 through June 4, 1998. In addition to the Deltak profit-sharing plan, Deltak and Braden each participate in the parent company's 401(k) plan covering substantially all of Deltak and Braden's employees. Expense for the parent company's 401(k) plan for the period from December 27, 1997 through June 4, 1998 was $0.1 million.

     Braden participates in a defined benefit multi-employer union pension fund covering all union employees. As required by labor contracts, Braden made contributions totaling $0.1 million for the period from December 27, 1997 through June 4, 1998. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Braden may be liable for its share of unfunded vested benefits, if any, related to the union pension fund. Information from the union pension fund's administrators indicates there are no unfunded vested benefits.

6. SEGMENT INFORMATION

     The "management approach" called for by Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) has been used by Company management to present the segment information which follows. The Company considered the way its management team organizes its operations for making operating decisions and assessing performance and considered which components of its enterprise have discrete financial information available. Management makes decisions using a product group focus and its analysis resulted in two operating segments, Heat Recovery Equipment and Auxiliary Power Equipment. The Company evaluates performance based on net income or loss not including certain nonrecurring items.

     Accounting policies used by the segments are the same as those described in
Note 2. Intersegment sales were not significant. Capital expenditures do not include amounts arising from the acquisition of businesses. Interest expense has been allocated consistent with the policies described in Note 3.

     The following table presents information about segment income and assets for the period from December 27, 1997 through June 4, 1998:

                                                         HEAT RECOVERY    AUXILIARY POWER
                                                           EQUIPMENT         EQUIPMENT
                                                         -------------    ---------------
                                                                  (IN THOUSANDS)
Revenues...............................................     $38,664           $22,217
Interest expense.......................................         236               203
Depreciation and amortization..........................         660               857
Income tax expense.....................................         547               449
Net income.............................................         895               448
Assets.................................................      84,182            52,304
Capital expenditures (disposals).......................         285                --

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

Product Revenues

     The following table represents revenues by product group for the period from December 27, 1997 through June 4, 1998 (in thousands):


Heat Recovery Equipment segment:
  Heat recovery steam generators............................  $25,022
  Specialty boilers.........................................   13,642
                                                              -------
                                                               38,664
                                                              -------
Auxiliary Power Equipment segment:
  Exhaust systems...........................................  $11,288
  Inlet systems.............................................    8,832
  Other.....................................................    2,097
                                                              -------
                                                               22,217
                                                              -------
                                                              $60,881
                                                              =======

Geographic Revenues

     The following table presents revenues by geographic region for the period from December 27, 1997 through June 4, 1998 (in thousands):


Revenues:
  United States.............................................    $33,383
  Europe....................................................     10,904
  Asia......................................................      5,458
  Other.....................................................     11,136
                                                                -------
                                                                $60,881
                                                                =======

     Management attributed sales to geographic location based on the customer-determined destination of the delivered product. Substantially all of the Company's assets are located in the United States.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                7,350,000 Shares


                               GLOBAL POWER LOGO

                                  Common Stock

                                   PROSPECTUS
                                            , 2001

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY
                               ------------------

DEUTSCHE BANC ALEX. BROWN
                                                                   RAYMOND JAMES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses payable in connection with the issuance and distribution of the common stock being registered (other than underwriting discount) are as follows:*


SEC registration fee........................................    $   38,036.25
National Association of Securities Dealers fee..............        15,710.50
New York Stock Exchange listing fee.........................       160,000.00
Printing and engraving expenses.............................       275,000.00
Accounting fees and expenses................................     1,500,000.00
Legal fees and expenses.....................................       900,000.00
Transfer agent's fees and expenses..........................         5,000.00
Miscellaneous expenses......................................         6,253.25
                                                                -------------
Total expenses..............................................    $2,900,000.00
                                                                =============

---------------
* The foregoing items, except for the Securities and Exchange Commission and National Association of Securities Dealers fees, are estimated. All expenses will be borne by Global Power Equipment Group Inc.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The information below briefly outlines the provisions of Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware, Article IX of our Certificate of Incorporation and Article IV of our By-Laws. For more information, you may review the provisions of our Certificate of Incorporation and By-Laws that we filed with the SEC.

ELIMINATION OF LIABILITY

     Section 102(b)(7) of Delaware's corporation law gives each Delaware corporation the power to eliminate or limit its directors' personal liability to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director, except:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of the law;

     - under Section 174 of Delaware's corporation law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions); or

     - for any transaction from which a director derived an improper personal benefit.

     You should know that our Certificate of Incorporation eliminates the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of Delaware's corporation law.

INDEMNIFICATION

     Section 145 of Delaware's corporation law grants each Delaware corporation the power to indemnify its directors and officers against liability for certain of their acts.

     Article IV of our By-Laws provides that we shall, to the full extent permitted by law, indemnify each person who is or was a director, officer, employee or agent of our company and may indemnify each person who is or was serving at our request as a director, officer, employee or agent of or participant in another corporation or of a partnership, joint venture, trust or other enterprise.


     As permitted by Section 102(b)(7) of Delaware's corporation law, Article IX of our certificate of incorporation provides that a director of our company will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for act or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of Delaware's corporation law or (iv) for any transaction from which the director derived an improper personal benefit.
Article IX also provides that we will indemnify officers, directors, employees and agents of our company to the fullest extent permitted under Delaware's corporation law and advance expenses incurred by such directors, officers, employees and agents in relation to any action, suit or proceeding.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, we have issued the securities set forth below which were not registered under the Securities Act. Where appropriate, the issuances described below relate to membership units issued by GEEG Holdings, L.L.C., our predecessor, and have not been adjusted for the reorganization transaction.

     In connection with its initial capitalization and its acquisition of the power generation division of Jason Incorporated, GEEG Holdings, L.L.C. issued preferred units and senior and junior common units to SMC Power Holdings LLC, WB Holding Corp., Paribas Principal Incorporated, Indosuez GEEG Partners and certain members of its management. GEEG Holdings, L.L.C. received $9.0 million in exchange for 90,000 preferred units, $1.18 million in exchange for 71,253.34 senior common units and $10,400 in exchange for 10,400 junior units. All of the above sales of equity interests were made in reliance on the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The recipients of the securities were accredited investors.

     In addition, GEEG Holdings, L.L.C. issued warrants to purchase 3,133.33 senior units to Credit Agricole Indosuez and warrants to purchase 5,013.33 senior units to Paribas Capital Funding in connection with its 1998 Senior Subordinated Loan Agreement, which was paid off as part of the August 2000 recapitalization. The issuance of the warrants was made in reliance on the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The recipients of the securities were accredited investors.

     The GEEG Holdings, L.L.C. preferred units outstanding prior to the August 2000 recapitalization were redeemed for $9.93 million in 1999.

     GEEG Holdings, L.L.C. repurchased certain of its outstanding senior and junior common units, as well as all of its warrants, in connection with its August 2000 recapitalization. The remaining common units were retained and converted into 183,600 preferred units and 204,000.0 common units, having an aggregate value of $18.4 million and $2.0 million respectively after the August 2000 recapitalization. These transactions were made in reliance on the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The recipients of the securities were accredited investors.

     Also in connection with the August 2000 recapitalization, GEEG Holdings, L.L.C. issued 558,517.74 preferred units to GEEG Acquisition Holdings Corp. and 248,850.00 preferred units to GEEG Acquisition Holdings L.L.C. In addition, GEEG Holdings, L.L.C. also issued 620,575.3 class A common units to GEEG Acquisition Holdings Corp. and 276,500.0 class A common units to GEEG Acquisition Holdings L.L.C. All of the above issuances of equity interests were made in reliance on the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The recipients of the securities were accredited investors.

     In October 2000, in connection with the acquisition of CFI Holdings, Inc., GEEG Holdings, L.L.C. issued 18,000 preferred units and 2,000 common units, representing $1.8 million and $200,000 of the purchase price, respectively, to a stockholder of CFI Holdings, Inc. All of the above issuances of equity interests were made in reliance on the exemption from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The recipient of the securities was an accredited investor.


     From time to time, GEEG Holdings, L.L.C. granted options to purchase equity interests in GEEG Holdings, L.L.C. through (1) its 1998 option plan and 1998 non-employee director option plans, both of which were terminated and all options issued pursuant thereto were redeemed as part of the August 2000 recapitalization, and (2) its 2000 option plan, which will be assumed upon completion of the reorganization transaction and the common units available for option grants under the 2000 option plan will be replaced by shares of our common stock with the same economic value as of the completion of the reorganization transaction. As of March 31, 2001, there were outstanding options to purchase an aggregate of 103,889.3 common units of GEEG Holdings, L.L.C., at an exercise price of $10.00 per unit. We will assume these options upon completion of the reorganization transaction and convert them into economically equivalent options to purchase our common stock. These issuances of options to directors, officers and employees were made pursuant to Rule 701 of the Securities Act.


     Immediately prior to the closing of this offering, we will issue approximately 37,493,264 shares of our common stock to the holders of the outstanding preferred and common units of GEEG Holdings, L.L.C. in exchange for those units in connection with this reorganization transaction. The issuance of our common stock upon contribution by the members of GEEG Holdings, L.L.C. of the equity interests will be made in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering and the recipients of the securities will be accredited investors.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:


EXHIBIT
NUMBER                          EXHIBIT DESCRIPTION
-------                         -------------------
 1.1*       Form of Underwriting Agreement.
 2.1**      Purchase Agreement, dated as of June 5, 1998, by and between
            Global Energy Equipment Group, L.L.C., GEEG, Inc., Jason
            Incorporated, Braden Nevada, Inc., Deltak Nevada, Inc.,
            Jason Nevada, Inc., Deltak, L.L.C. and Braden Manufacturing
            L.L.C.
 2.2**      Agreement and Plan of Merger, dated as of July 14, 2000,
            among Saw Mill Investments LLC, GEEG Holdings, L.L.C., GEEG
            Acquisition Holdings Corp. and GEEG Acquisition, L.L.C.
 2.3**      First Amendment to the Agreement and Plan of Merger, dated as August 1, 2000, among Saw Mill Investments LLC, GEEG
            Holdings, L.L.C., GEEG Acquisition Holdings Corp. and GEEG
            Acquisition, L.L.C.
3.1(a)**    Certificate of Incorporation of Global Power Equipment Group
            Inc. filed with the Secretary of State of the State of
            Delaware, as amended (to be replaced by exhibit 3.1(b) upon the closing of this offering).
3.1(b)**    Form of Amended and Restated Certificate of Incorporation of
            Global Power Equipment Group Inc. (to be effective upon the closing of this offering).
3.2(a)**    By-Laws of Global Power Equipment Group Inc. (to be replaced by exhibit 3.2(b) upon the closing of this offering).
3.2(b)**    Form of Amended and Restated By-Laws of Global Power
            Equipment Group Inc. (to be effective upon the closing of
            this offering).
 4.1*       Form of specimen stock certificate.
 5.1*       Opinion of White & Case LLP regarding the legality of the
            offering.

EXHIBIT
NUMBER                          EXHIBIT DESCRIPTION
-------                         -------------------
10.1**      Acquisition Agreement, dated as of October 31, 2000, by and among GEEG Holdings, L.L.C., CFI Holdings, Inc., John L.
            McSweeney and Truman W. Bassett.
10.2**      Management Agreement, dated as of August 1, 2000, by and
            between Harvest Partners, Inc. and Global Energy Equipment
            Group, L.L.C.
10.3***     Form of Amendment to Management Agreement by and between
            Harvest Partners, Inc. and Global Energy Equipment Group,
            L.L.C., to be entered into in connection with the
            reorganization transaction.
10.4**      Indemnity Escrow Agreement, dated as of October 31, 2000,
            among GEEG Holdings, L.L.C., John L. McSweeney, Truman W.
            Bassett and United States Trust Company of New York.
10.5**      Purchase Price Escrow Agreement, dated as of October 31,
            2000, among GEEG Holdings, L.L.C., John L. McSweeney, Truman
            W. Bassett and United States Trust Company of New York.
10.6**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Braden Manufacturing, L.L.C. and
            Larry D. Edwards.
10.7**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Deltak, L.L.C., and Michael H.
            Hackner.
10.8**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings L.L.C., Deltak, L.L.C. and Gary Obermiller.
10.9**      Employment Agreement dated August 1, 2000, by and among GEEG
            Holdings, L.L.C., Braden Manufacturing, L.L.C. and Gene F.
            Schockemoehl.
10.10**     Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Braden Manufacturing, L.L.C. and
            James P. Wilson.
10.11**     Form of 2001 Management Incentive Compensation Plan.
10.12**     GEEG Holdings, L.L.C. 2000 Option Plan.
10.13**     Promissory Note dated October 31, 2000 from CFI Holdings,
            Inc. to John L. McSweeney in a stated amount of $2,750,000.
10.14**     Promissory Note dated October 31, 2000 from CFI Holdings,
            Inc. to Truman W. Bassett in a stated amount of $2,750,000.
10.15***    Form of Exchange Agreement by and among the members of GEEG
            Holdings, L.L.C. and Global Power Equipment Group Inc. to be
            entered into in connection with the reorganization
            transaction.
10.16***    Global Power Equipment Group Inc. 2001 Stock Option Plan.
10.17**     Form of Registration Rights Agreement among Global Power
            Equipment Group Inc. and its shareholders to be entered into in connection with the reorganization transaction.
10.18*      Form of Amended and Restated Credit Facility to be entered into in connection with the reorganization transaction.
10.19**     Senior Subordinated Loan Agreement, dated as of August 1,
            2000 among Global Energy Equipment Group, L.L.C. and the
            lenders party thereto.
10.20***    Amendment No. 1 to the GEEG Holdings, L.L.C. 2000 Option
            Plan.
10.21***    Amendment No. 2 to the GEEG Holdings, L.L.C. 2000 Option
            Plan.
10.22***    Form of Letter Agreement between Global Energy Equipment
            Group, L.L.C. and Harvest Partners, Inc. to be entered into in connection with the reorganization transaction.

EXHIBIT
NUMBER                          EXHIBIT DESCRIPTION
-------                         -------------------
21.1**      List of Subsidiaries (upon the closing of this offering).
23.1***     Consent of Arthur Andersen LLP
23.2*       Consent of White & Case LLP (included in Exhibit 5.1
            hereto).
24.1**      Power of Attorney

---------------
  * To be filed by amendment.

 ** Previously filed.

*** Filed herewith.

(b) Consolidated Financial Statement Schedules

     Report of Independent Public Accountants

Schedule I -- GEEG Holdings, L.L.C. and Subsidiaries --
           Schedules of Valuation and Qualifying Accounts
Schedule II -- Jason Incorporated Power Generation Division (Predecessor) --
            Schedule of Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tulsa, Oklahoma on April 27, 2001.


                                          GLOBAL POWER EQUIPMENT GROUP INC.

                                          By: /s/     LARRY EDWARDS
                                            ------------------------------------
                                                       Larry Edwards
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons (who include a majority of the Board of Directors) in the capacities and on the dates indicated.


                     SIGNATURE                                     TITLE                       DATE
                     ---------                                     -----                       ----
                 /s/ LARRY EDWARDS                   President, Chief Executive           April 27, 2001
---------------------------------------------------  Officer and Director (Principal
                   Larry Edwards                     Executive Officer)

                /s/ MICHAEL HACKNER                  Treasurer (Principal Financial       April 27, 2001
---------------------------------------------------  and Accounting Officer)
                  Michael Hackner

              /s/ STEPHEN EISENSTEIN                 Director                             April 27, 2001
---------------------------------------------------
                Stephen Eisenstein

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GEEG Holdings, L.L.C.:

     We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of GEEG Holdings, L.L.C. included in this registration statement and have issued our report dated February 16, 2001. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules of valuation and qualifying accounts are the responsibility of GEEG Holdings, L.L.C. management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 16, 2001

                     GEEG HOLDINGS, L.L.C. AND SUBSIDIARIES

                 SCHEDULES OF VALUATION AND QUALIFYING ACCOUNTS
                         1988 (STUB PERIOD), 1999, 2000

                                                 BALANCE       CHARGES TO                       BALANCE
                                               AT BEGINNING     COSTS AND                       AT END
DESCRIPTION                                     OF PERIOD      EXPENSES(A)    WRITE-OFFS(B)    OF PERIOD
-----------                                    ------------    -----------    -------------    ---------
                                                                    (IN THOUSANDS)
For the period from June 5, 1998 (inception)
  through December 26, 1998:
  Allowance for doubtful accounts............     $1,710          $   (96)        $ 165         $1,779
For the year ended December 25, 1999:
  Allowance for doubtful accounts............      1,779             (202)         (592)           985
For the year ended December 30, 2000:
  Allowance for doubtful accounts............        985              806            50          1,841

---------------
(a) No amounts were charged to other accounts in any period.

(b) Amounts are net of recoveries of $206, $270 and $64 for 1998 (stub period), 1999 and 2000, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Jason Incorporated Power Generation Division (Predecessor):

     We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Jason Incorporated Power Generation Division (Predecessor) included in this registration statement and have issued our report dated February 23, 2001. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Jason Incorporated Power Generation Division (Predecessor) management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 23, 2001

           JASON INCORPORATED POWER GENERATION DIVISION (PREDECESSOR)

                 SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE       CHARGES TO                       BALANCE
                                               AT BEGINNING     COSTS AND                       AT END
DESCRIPTION                                     OF PERIOD      EXPENSES(A)    WRITE-OFFS(B)    OF PERIOD
-----------                                    ------------    -----------    -------------    ---------
                                                                    (IN THOUSANDS)
For the period from December 27, 1997 through
  June 4, 1998:
  Allowance for doubtful accounts............     $1,105          $649            $(44)         $1,710

---------------
(a) No amounts were charged to other accounts.

(b) Amount is net of recoveries of $19 for the period from December 27, 1997 through June 4, 1998.

                                 EXHIBIT INDEX

(a) Exhibits:


EXHIBIT
NUMBER                          EXHIBIT DESCRIPTION
-------                         -------------------
 1.1*       Form of Underwriting Agreement.
 2.1**      Purchase Agreement, dated as of June 5, 1998, by and between
            Global Energy Equipment Group, L.L.C., GEEG, Inc., Jason
            Incorporated, Braden Nevada, Inc., Deltak Nevada, Inc.,
            Jason Nevada, Inc., Deltak, L.L.C. and Braden Manufacturing
            L.L.C.
 2.2**      Agreement and Plan of Merger, dated as of July 14, 2000,
            among Saw Mill Investments LLC, GEEG Holdings, L.L.C., GEEG
            Acquisition Holdings Corp. and GEEG Acquisition, L.L.C.
 2.3**      First Amendment to the Agreement and Plan of Merger, dated as August 1, 2000, among Saw Mill Investments LLC, GEEG
            Holdings, L.L.C., GEEG Acquisition Holdings Corp. and GEEG
            Acquisition, L.L.C.
3.1(a)**    Certificate of Incorporation of Global Power Equipment Group
            Inc. filed with the Secretary of State of the State of
            Delaware, as amended (to be replaced by exhibit 3.1(b) upon the closing of this offering).
3.1(b)**    Form of Amended and Restated Certificate of Incorporation of
            Global Power Equipment Group Inc. (to be effective upon the closing of this offering).
3.2(a)**    By-Laws of Global Power Equipment Group Inc. (to be replaced by exhibit 3.2(b) upon the closing of this offering).
3.2(b)**    Form of Amended and Restated By-Laws of Global Power
            Equipment Group Inc. (to be effective upon the closing of
            this offering).
 4.1*       Form of Specimen Stock Certificate
 5.1*       Opinion of White & Case LLP regarding the legality of the
            offering.
10.1**      Acquisition Agreement, dated as of October 31, 2000, by and among GEEG Holdings, L.L.C., CFI Holdings, Inc., John L.
            McSweeney and Truman W. Bassett.
10.2**      Management Agreement by and between Harvest Partners, Inc.
            and Global Energy Equipment Group, L.L.C.
10.3***     Form of Amendment to Management Agreement by and between
            Harvest Partners, Inc. and Global Energy Equipment Group,
            L.L.C. to be entered into in connection with the
            reorganization transaction.
10.4**      Indemnity Escrow Agreement, dated as of October 31, 2000,
            among GEEG Holdings, L.L.C., John L. McSweeney, Truman W.
            Bassett and United States Trust Company of New York.
10.5**      Purchase Price Escrow Agreement, dated as of October 31,
            2000, among GEEG Holdings, L.L.C., John L. McSweeney, Truman
            W. Bassett and United States Trust Company of New York.
10.6**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Braden Manufacturing, L.L.C. and
            Larry D. Edwards.
10.7**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Deltak, L.L.C., and Michael H.
            Hackner.
10.8**      Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings L.L.C., Deltak, L.L.C. and Gary Obermiller.
10.9**      Employment Agreement dated August 1, 2000, by and among GEEG
            Holdings, L.L.C., Braden Manufacturing, L.L.C. and Gene F.
            Schockemoehl.

EXHIBIT
NUMBER                          EXHIBIT DESCRIPTION
-------                         -------------------
10.10**     Employment Agreement, dated August 1, 2000, by and among
            GEEG Holdings, L.L.C., Braden Manufacturing, L.L.C. and
            James P. Wilson.
10.11**     Form of 2001 Management Incentive Compensation Plan.
10.12**     GEEG Holdings, L.L.C. 2000 Option Plan.
10.13**     Promissory Note dated October 31, 2000 from CFI Holdings,
            Inc. to John L. McSweeney in a stated amount of $2,750,000.
10.14**     Promissory Note dated October 31, 2000 from CFI Holdings,
            Inc. to Truman W. Bassett in a stated amount of $2,750,000.
10.15***    Form of Exchange Agreement by and among the members of GEEG
            Holdings, L.L.C. and Global Power Equipment Group Inc. to be
            entered into in connection with the reorganization
            transaction.
10.16***    Global Power Equipment Group Inc. 2001 Stock Option Plan.
10.17**     Form of Registration Rights Agreement among Global Power
            Equipment Group Inc. and its shareholders to be entered into in connection with the reorganization transaction.
10.18*      Form of Amended and Restated Credit Senior Facility to be
            entered into in connection with the reorganization
            transaction.
10.19**     Senior Subordinated Loan Agreement, dated as of August 1,
            2000 among Global Energy Equipment Group, L.L.C. and the
            lenders party thereto.
10.20***    Amendment No. 1 to the GEEG Holdings, L.L.C. 2000 Option
            Plan.
10.21***    Amendment No. 2 to the GEEG Holdings, L.L.C. 2000 Option
            Plan.
10.22***    Form of Letter Agreement between Global Energy Equipment
            Group, L.L.C. and Harvest Partners, Inc. to be entered into in connection with the reorganization transaction.
21.1**      List of Subsidiaries (upon closing of this offering).
23.1***     Consent of Arthur Andersen LLP
23.2*       Consent of White & Case LLP (included in Exhibit 5.1
            hereto).
24.1**      Power of Attorney


---------------
  * To be filed by amendment.

 ** Previously filed

*** Filed herewith.

(b) Consolidated Financial Statement Schedules:
    Report of Independent Public Accountants

     Schedule I -- GEEG Holdings, L.L.C. and Subsidiaries -- Schedules of
                   Valuation and Qualifying Accounts

     Schedule II -- Jason Incorporated Power Generation Division
                    (Predecessor) -- Schedule of Valuation and Qualifying
                    Accounts